82-4721

ОАО ЮТК
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______________________
____
БИК ______________________
Кор. счет ______________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 12.04.2006г. № 10.2-2-08/3273
на № ______________ от ______________

06012680

... AND EXCHANGE
COMMISSION OF THE UNITED
STATES OF AMERICA

SEC MAIL PROCESSING
RECEIVED
APR 17 2006
WASH. D.C. 199 SECTION

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Quarterly report of the securities' issuer for the fourth quarter of the year 2005.
2. Notifications on the material facts.
3. Notifications on the facts that may influence significantly the price of the Issuer's securities
4. List of the issuer's affiliated persons as at 30 September 2005.
5. List of the issuer's affiliated persons as at 31 December 2005.
6. Changes in the list of the issuer's affiliated parties occurred during the period from 1 July 2005 till 31 March 2006.

Please find 270 pages enclosed.

PROCESSED
APR 19 2006
THOMSON FINANCIAL

Yours faithfully,

A. Litvinov,
Deputy Director General
"Southern Telecommunications Company" PJSC

4/19

Notification on the facts
that may influence significantly the price of the Issuer's securities
"Including the issuer's securities into the list of securities admitted to trading by the organizer of trade in the equity market, and taking the issuer's securities off the said list"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance
2.1. Full registered name of the Organizer of trade in the equity market: ***Close Joint –Stock Company "Moscow Interbank Currency Stock Exchange"***
2.2. Kind, category, type of the Issuer's securities included in the list of securities that can be traded by the organizer of the trade on the equity market: ***series 04 non-convertible interest-bearing certificated pay-to-bearer bonds***
2.3. Amount of the Issuer's securities under placement - in case the Issuer's securities are allowed to be traded by the organizer of the trade on the equity market during their placement: ***5,000,000 bonds***
2.4. Name of the Quotation List in which the Issuer's securities are included – in case the Issuer's securities are allowed to be traded in the stock exchange; in case the Issuer's securities are allowed to be traded in the stock exchange without listing procedure – information about such case: ***Series 04 non-convertible interest-bearing certificated pay-to-bearer bonds were included in the MICEX Listing «Securities admitted to placement» (decision of MICEX SE Executive Board of 12.12.2005).***

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company" (under Letter of attorney № 12.1/10-418 of 20.12.2005)	____________________ (Signature)	A. A. Litvinov
3.2. Date " 11 " January 20 06	Official seal	

Notification on the facts
that may influence significantly the price of the Issuer's securities
"Including the issuer's securities into the list of securities admitted to trading by the organizer of trade in the equity market, and taking the issuer's securities off the said list"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

2.1. Full registered name of the Organizer of trade in the equity market: *Close Joint –Stock Company "Moscow Interbank Currency Stock Exchange"*

2.2. Kind, category, type of the Issuer's securities included in or removed from the list of securities admitted to trading by the organizer of the trade on the equity market:
a) common registered non-documentary shares;
b) preferred registered non-documentary type A shares.

2.3. Amount of the Issuer's securities under placement - in case the Issuer's securities are allowed to be traded by the organizer of the trade on the equity market during their placement:
Not applicable

2.4. Name of the Quotation List in which the Issuer's securities are included – in case the Issuer's securities are allowed to be traded in the stock exchange; in case the Issuer's securities are allowed to be traded in the stock exchange without listing procedure – information about such case:
UTK's common registered non-documentary and preferred registered non-documentary type A shares were removed from MICEX SE Quotation list A1 and transferred to MICEX SE Quotation list A2 (decision of MICEX SE Board of Directors of 30.11.2005).

3. Signature

3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company" (under Letter of attorney № 12.1/10-418 of 20.12.2005)

____________________ (Signature) A. A. Litvinov

3.2. Date " 13 " January 20 06 Official seal

Notification on the facts
that may influence significantly the price of the Issuer's securities
" Including the issuer's securities into the list of securities admitted to trading by the organizer of trade in the equity market, and taking the issuer's securities off the said list "

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

2.1. Full registered name of the Organizer of trade in the equity market: ***Closed Joint –Stock Company "MICEX Stock Exchange".***

2.2. Kind, category, type of the Issuer's securities included in the list of securities that can be traded by the organizer of the trade on the equity market:
series 04 non-convertible interest-bearing certificated pay-to-bearer bonds.

2.3. Amount of the Issuer's securities under placement - in case the Issuer's securities are allowed to be traded by the organizer of the trade on the equity market during their placement:
The issue has been placed.

2.4. Name of the Quotation List in which the Issuer's securities are included – in case the Issuer's securities are allowed to be traded in the stock exchange; in case the Issuer's securities are allowed to be traded in the stock exchange without listing procedure – information about such case:
Series 04 non-convertible interest-bearing certificated pay-to-bearer bonds were included in the MICEX Unlisted Sector (securities which can be traded on MICEX SE without listing)» (decision of MICEX SE Executive Board of 27 January 2006).

3. Signature

3.1. Deputy Director General of the Public Joint –Stock Company "Southern Telecommunications Company" (under Letter of attorney № 12.1/10- 418 of December 20, 2005) A. A. Litvinov

____
(signature)

3.2. Date " 21 " February 20 06 Official seal

Notification on the facts
that may influence significantly the price of the Issuer's securities

RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD) OF THE ISSUER

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

2.1. Date of the meeting of the Issuer's Board of Directors (supervisory board) at which the respective decision was taken:
3 March 2006
2.2. Date and number of the Minutes of the meeting of the Issuer's Board of Directors (supervisory board) at which the respective decision was taken:
Minutes of the Board of Directors of "UTK" PJSC № 27 of 6 March 2006.
2.3. Decisions taken by the Issuer's Board of Directors (supervisory board):

1. To appoint Open Joint –Stock Company "Obyedinyonnaya Registratsionnaya Kompaniya (United Registration Company)" the Company's Registrar. OJSC Obyedinyonnaya Registratsionnaya Kompaniya was reorganized through merger of CJSC "Registrator-Svyaz" into it. All rights and obligations of CJSC Registrator-Svyaz under Agreement № 006/01-02 dated 4 June 2002 on keeping the register of "UTK" PJSC and its shareholders have passed to OJSC ORK by universal succession.

2. To approve the related-party transaction, namely, Additional Agreement № 3 of 6 March 2006 between the Company and OJSC "Obyedinyonnaya Registratsionnaya Kompaniya" (ORK) to Agreement № 006/01-02 dated 4 June 2002 on keeping the register of "UTK" PJSC and its shareholders concluded earlier between the Company and CJSC "Registrator-Svyaz", subject to the following material terms:

- *subject of the transaction – making changes in the Agreement related to reorganization of CJSC "Registrator-Svyaz" through affiliation with OJSC "ORK", including:*
- *adding item 7.5 to the Agreement, confirming that all rights and obligations of CJSC Registrator-Svyaz under the Agreement have passed to OJSC ORK by universal succession;*
- *changing address and essential elements of the Registrar in Section 8*
- *substituting the name «CJSC "Registrator-Svyaz" for «OJSC "ORK" in the text of the Agreement.*

3. Signature

3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company" (under Letter of attorney № 12.1/10-418 of 20.12.2005) ______________ (Signature) A. A. Litvinov

3.2. Date " 6 " March 20 06 Official seal

Notification on the material fact
«Data on issue of the securities by the Issuer»

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*
1.9. Code (codes) of the material fact (facts)	*0500062A16012006*

2. Substance

2.4. Data on the state registration of the Report on the results of securities' issue.

2.4.1. Type, category, series and other identification characteristics of securities.

04-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.4.2. Maturity date.

The face value of each 04-series bond will be redeemed consistently by installments within the following deadlines:

1. ***on the 364th (three hundred and sixty-fourth) day from the starting date of the Bond placement each bond is to be redeemed partly at 10 (ten) per cent of its face value. The starting and expiry dates of the retirement of the first part of the bond face value coincide;***
2. ***on the 546th (five hundred and forty-sixth) day from the starting date of the Bond placement each bond is to be redeemed partly at 15 (fifteen) per cent of its face value. The starting and expiry dates of the retirement of the second part of the bond face value coincide;***
3. ***on the 728th (seven hundred and twenty-eighth) day from the starting date of the Bond placement each bond is to be redeemed partly at 10 (ten) per cent of its face value. The starting and expiry dates of the retirement of the third part of the bond face value coincide;***
4. ***on the 910th (nine hundred and tenth) day from the starting date of the Bond placement each bond is to be redeemed partly at 15 (fifteen) per cent of its face value. The starting and expiry dates of the retirement of the fourth part of the bond face value coincide;***
5. ***on the 1,274th (one thousand two hundred and seventy-fourth) day from the starting date of the Bond placement each bond is to be redeemed partly at 25 (twenty-five) per cent of its face value. The starting and expiry dates of the retirement of the fifth part of the bond face value coincide;***
6. ***on the 1,456th (one thousand four hundred and fifty-sixth) day from the starting date of the Bond placement each bond is to be redeemed at the remaining 25 (twenty-five) per cent of its face value. The starting and expiry dates of the retirement of the last part of the bond face value coincide;***

If the maturity date of a part of the bond face value happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of the Bonds is not entitled to claim any compensation for such delay of payment.

2.4.3. The state registration number of the securities issue and the date of registration by the state: ***4-08-00062-A dated as of 24 November 2005***

2.4.4. Name of the registering authority that effected the state registration of the securities issue: ***Federal Service for Financial Markets of Russia (FSFR of Russia).***

2.4.5. Number of the placed securities and face value of each security of the issue

5, 000, 000 (five million) Bonds with face value of 1,000 (one thousand) rubles each.

2.4.6. Percentage of actually placed securities: ***100 % of the total number of bonds to be placed***

2.4.7. Form of the bond placement

Public subscription

2.4.8. Actual starting date of securities placement: ***14 December 2006***

2.4.10. Date of the state registration of the Report on the results of the securities issue: ***12 January 2006***

2.4.11. Name of the registering authority that effected the state registration of the Report on the results of the securities issue: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

2.4.12. Fact of the state registration of the Offering Circular at the same time with the state registration of the securities issue: ***At the same time with the state registration of the securities issue, the Offering Circular was also registered by the state on 24 November 2005***

2.4.13. Procedure of access to the information contained in the Report on the results of the securities issue:

Within 3 (three) days from the day of receiving written notification on the state registration of the Report on the securities issue from the registering authority, the Issuer shall publish the text of the registered Report on the securities issue on the Web-page. The text of the registered Report on the results of the securities issue shall be accessible in the Internet till the expiry of at least 6 months from the day of its publishing in the Internet.

The Issuer shall also ensure access to the information contained in the registered Report on the results of the securities issue by providing to all interested parties the possibility of getting familiarized with the registered Report on the results of the securities issue and get copies of the said document at the following address: 66. Karasunskaya Str., Krasnodar, 350000.

The Issuer must provide the copies of the registered Report on the results of the securities issue to the Bond owners and to other interested parties upon their demand for a fee not exceeding the expenses for duplication of such copies within 7 seven days from the date the demand is presented.

2.4.14. The Report on the results of the securities issue has been signed by the following financial consultant in the securities market: ***full official name: Closed Joint-Stock Company ABK Investment Company; abbreviated official name: CJSC IK ABK;*** location: ***1, pavilion Uritskogo, Pushkin, St. Petersburg, Russia.***

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	____________ (signature)	A. A. Litvinov
3.2. Date " 16 " January 20 06	Official seal	

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Vedomosti"*

1.9. Code (codes) of the material fact (facts)	*0600062A20012006, 0900062A20012006*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
02-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
4-06-00062-A of 28th November 2003.

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).
Federal Commission for Securities Market of the Russian Federation

2.4. The Issuer's obligations: ***Obligations on determination of the interest rate of the fifth and sixth coupons yielded on the Issuer's Bonds***

Name of the Issuer's governing body that has taken the decision on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
The interest rate (coupon income) on the Bonds is determined in accordance with the Decision on the Bond issue (state registration number 4-06-00062-A of 28th November 2003) approved by the Board of Directors of the Issuer (Minutes № 35 of 5 March 2004). The interest rate on the fifth and the sixth coupons was fixed by the resolution of the Company's Board of Directors (Minutes № 23 of 20 January 2006) at 10.5 (ten point 5) percent per annum thus making 52.36 (fifty-two 36/100) rubles per bond.

2.5. The date of taking the decision on determination of the interest rate (coupon income) yielded on the Issuer's Bonds.
19 January 2006

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
Minutes № 23 of 20 January 2006 of the Board of Directors

2.7. Total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).

Total amount of the fifth coupon income to be paid on the Issuer's Bonds makes 10.5% per annum or Rub 78,540,000.

The fifth coupon income to be paid under each Issuer's Bond makes 10.5% per annum or Rub 52.36.

Total amount of the sixth coupon income to be paid on the Issuer's Bonds makes 10.5% per annum

or Rub 78,540,000.

The sixth coupon income to be paid under each Issuer's Bond makes 10.5% per annum or Rub 52.36.

2.8. Form of income payment under the Issuer's securities (money, other property).

In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment under the Issuer's securities (yield (interest) on bonds):

Due date of the fifth coupon income payment is 9 August 2006

Due date of the sixth coupon income payment is 7 February 2007

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).

Total amount of income paid under the first-fourth coupons makes RUR 317,880,000.

2.11. Fact of execution (default) of the Issuer's obligations.

The Issuer's obligations on determination of the interest rate of the fifth and sixth coupons yielded on the Issuer's Bonds are executed in full.

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	____________ (Signature)	A. A. Litvinov
3.2. Date " 20 " January 20 06	Official seal	

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Vedomosti", "Supplement to Vestnik of Federal Service for Financial markets"*

1.9. Code (codes) of the material fact (facts)	*0600062A08022006, 0900062A08022006*

2. Substance
2.1. Type, category, series and other identification characteristics of securities.
02-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).
2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
4-06-00062-A of 28th November 2003.
2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).
Federal Commission for Securities Market of the Russian Federation
2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
Board of Directors (Minutes № 22 of 21 January 2005).
2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
21 January 2005
2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
21 January 2005
2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).
Total amount of the fourth coupon income to be paid on the Issuer's Bonds makes RUR 89,760,000 (eighty nine million seven hundred and sixty thousand rubles); the fourth coupon income to be paid under each Issuer's Bond makes RUR 59.84 (fifty-nine 84/100 rubles).
2.8. Form of income payment under the Issuer's securities (money, other property).
In money terms in currency of the Russian Federation by cashless settlement
2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.
8 February 2006
2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).
Total amount of income paid under the first-fourth coupons makes RUR 317,880,000.
2.11. The Issuer's obligation and its amount in money terms.

The Issuer's obligations on coupon income payment. Total amount of the fourth coupon income to be paid under the Issuer's Bonds makes 12% per annum or RUR 89,760,000 (eighty nine million seven hundred and sixty thousand rubles);

2.12. Fact of execution (default) of the Issuer's obligation.

The Issuer's obligation on the fourth coupon payment to the Bond Holders is fully executed.

2.13. In case of the default of the Issuer's obligation – the reason for such default and the amount of non-executed obligation expressed in money terms.

The Issuer's obligation on the fourth coupon payment to the Bond Holders is executed in full.

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	(Signature)	A. A. Litvinov
3.2. Date " 8 " February 20 06	Official seal	

Notification on the material fact

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Vedomosti", "Supplement to Vestnik of Federal Service for Financial markets"*

1.9. Code (codes) of the material fact (facts)	*0900062A09022006*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
02-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
4-06-00062-A of 28th November 2003.

2.3. The Issuer's obligation and its amount in money terms.
The Issuer's obligation to acquire the bonds presented by their holder (holders) for redemption. Total amount of the bonds presented for redemption is valued at Rub 208,590,473.70 (two hundred eight million five hundred ninety thousand four hundred and seventy-three 70/100 rubles) including the accrued fifth coupon income to the sum of Rub 60,473.70 (sixty thousand four hundred and seventy-three 70/100 rubles).
Transactions of purchase and sale of the Bonds shall be concluded at the price of 100 (one hundred) percent of their face value (hereinafter – Acquisition price). Acquisition price making 100 (one hundred) percent of the bond face value does not include accrued coupon income calculated according to item 15 of the Decision on the Bond Issue and item 61 of the Offering Circular. The accrued coupon income shall be paid in addition.

2.4. Due date of executing the obligation by the Issuer and in case the obligation is to be fulfilled by the Issuer during the set period of time – expiry date of such period.
9 February 2006

2.5. Fact of execution (default) of the Issuer's obligation.
The Issuer's obligation to acquire the bonds presented by their holder (holders) for redemption is fully executed.

2.6. In case of the default of the Issuer's obligation – the reason for such default and the amount of non-executed obligation expressed in money terms.
The Issuer's obligation to acquire the bonds presented by their holder (holders) for redemption is executed in full.

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	______ (Signature)	A. A. Litvinov
3.2. Date " 9 " February 20 06	Official seal	

Notification on the material fact

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Vedomosti", "Supplement to Vestnik of Federal Service for Financial markets"*

1.9. Code (codes) of the material fact (facts)	*0900062A10022006*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.

02-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.

4-06-00062-A of 28th November 2003.

2.3. The Issuer's obligation and its amount in money terms.

The Issuer's obligation to acquire the bonds presented by their holder (holders) for redemption. Total amount of the bonds presented for redemption is valued at Rub 8,805,104 (eight million eight hundred five thousand one hundred and four rubles) including the accrued fifth coupon income to the sum of Rub 5,104 (five thousand one hundred and four rubles).

Transactions of purchase and sale of the Bonds shall be concluded at the price of 100 (one hundred) percent of their face value (hereinafter – Acquisition price). Acquisition price making 100 (one hundred) percent of the bond face value does not include accrued coupon income calculated according to item 15 of the Decision on the Bond Issue and item 61 of the Offering Circular. The accrued coupon income shall be paid in addition.

2.4. Due date of executing the obligation by the Issuer and in case the obligation is to be fulfilled by the Issuer during the set period of time – expiry date of such period.

10 February 2006

2.5. Fact of execution (default) of the Issuer's obligation.

The Issuer's obligation to acquire the bonds presented by their holder (holders) for redemption is fully executed.

2.6. In case of the default of the Issuer's obligation – the reason for such default and the amount of non-executed obligation expressed in money terms.

The Issuer's obligation to acquire the bonds presented by their holder (holders) for redemption is executed in full.

3. Signature

3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company" A. A. Litvinov

____
(Signature)

3.2. Date " 10 " February 20 06 Official seal

Notification on the material fact

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	***Newspaper "Vedomosti", "Supplement to Vestnik of Federal Service for Financial markets"***

1.9. Code (codes) of the material fact (facts)	***0900062A14022006***

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
02-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
4-06-00062-A of 28th November 2003.

2.3. The Issuer's obligation and its amount in money terms.
The Issuer's obligation to acquire the bonds presented by their holder (holders) for redemption. Total amount of the bonds presented for redemption is valued at Rub 200,346 (two hundred thousand three hundred and forty six rubles) including the accrued fifth coupon income to the sum of Rub 346 (three hundred and forty six rubles).
Transactions of purchase and sale of the Bonds shall be concluded at the price of 100 (one hundred) percent of their face value (hereinafter – Acquisition price). Acquisition price making 100 (one hundred) percent of the bond face value does not include accrued coupon income calculated according to item 15 of the Decision on the Bond Issue and item 61 of the Offering Circular. The accrued coupon income shall be paid in addition.

2.4. Due date of executing the obligation by the Issuer and in case the obligation is to be fulfilled by the Issuer during the set period of time – expiry date of such period.
14 February 2006

2.5. Fact of execution (default) of the Issuer's obligation.
The Issuer's obligation to acquire the bonds presented by their holder (holders) for redemption is fully executed.

2.6. In case of the default of the Issuer's obligation – the reason for such default and the amount of non-executed obligation expressed in money terms.
The Issuer's obligation to acquire the bonds presented by their holder (holders) for redemption is executed in full.

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	______________ (Signature)	A. A. Litvinov
3.2. Date " 14 " February 20 06	Official seal	

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

1.9. Code (codes) of the material fact (facts)	*0600062A15032006, 0900062A15032006*

2. Substance
2.1. Type, category, series and other identification characteristics of securities. ***04-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).*** 2.2. State registration number of the securities issue (additional issue) and the date of the state registration. ***4-08-00062-A of 24th November 2005.*** 2.3. Name of the registering authority that effected state registration of the securities issue (additional issue). ***Federal Service for Financial Markets*** 2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds. ***Coupon interest rate shall be set according to the Decision on the Bond Issue approved by the Company's Board of Directors (Minutes N 11 dated 18 October 2005). The first coupon interest rate of 10.5% per annum was approved by Order N 393 of UTK's Director General dated 14 December 2005.*** 2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds. ***14 December 2005*** 2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds. ***14 December 2005*** 2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series). ***Total amount of the first coupon income to be paid on the Issuer's Bonds makes RUR 130,900,000; the first coupon income to be paid under each Issuer's Bond makes RUR 26.18.*** 2.8. Form of income payment under the Issuer's securities (money, other property). ***In money terms in currency of the Russian Federation by cashless settlement*** 2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period. ***15 March 2006*** 2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).

Total amount of income paid under the first coupon makes RUR 130,900,000.

2.11. The Issuer's obligation and its amount in money terms.

The Issuer's obligations on coupon income payment. Total amount of the first coupon income to be paid under the Issuer's Bonds makes 10.5% per annum or RUR 130,900,000;

2.12. Fact of execution (default) of the Issuer's obligation.

The Issuer's obligation on the first coupon payment to the Bond Holders is fully executed.

2.13. In case of the default of the Issuer's obligation – the reason for such default and the amount of non-executed obligation expressed in money terms.

The Issuer's obligation on the first coupon payment to the Bond Holders is executed in full.

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	_____________ (Signature)	A. A. Litvinov
3.2. Date " 15 " March 20 06	Official seal	

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	***Newspaper "Rossiyskaya Gazeta"***

1.9. Code (codes) of the material fact (facts)	***0600062A16032006, 0900062A16032006***

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
01-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).
2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
4-05-00062-A of 15th August 2003
2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).
Federal Commission for Securities Market of the Russian Federation
2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
The interest rate (coupon income) on the Bonds is determined in accordance with the Decision on the Bond issue (state registration number 4-05-00062-A of 15.08.2003) approved by the Board of Directors of the Issuer (Minutes № 19 of May 29, 2003). The interest rate on the fifth coupon is equal to the interest rate on the first coupon approved at 14.24% per annum by the General Director of the Issuer on 18th September 2003 (Decision of the General Director № 04/8-619).

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
18 September 2003
2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
18 September 2003
2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).
Total amount of the fifth coupon income to be paid on the Issuer's Bonds makes RUR 106,500,000 (one hundred and six million five hundred thousand rubles); the fifth coupon income to be paid under each Issuer's Bond makes RUR 71.00 (seventy-one rubles).
2.8. Form of income payment under the Issuer's securities (money, other property).
In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.

16 March 2006

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).

Total amount of income paid under the first - fourth coupons makes RUR 532,500,000.

2.11. The Issuer's obligation and its amount in money terms.

The Issuer's obligations on coupon income payment. Total amount of the fifth coupon income to be paid under the Issuer's Bonds makes 14.24% per annum or RUR 106,500,000 (one hundred and six million five hundred thousand rubles);

2.12. Fact of execution (default) of the Issuer's obligation.

The Issuer's obligation on the fifth coupon payment to the Bond Holders is fully executed.

2.13. In case of the default of the Issuer's obligation – the reason for such default and the amount of non-executed obligation expressed in money terms.

The Issuer's obligation on the fifth coupon payment to the Bond Holders is executed in full.

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	(Signature)	A. A. Litvinov
3.2. Date " 16 " March 20 06	Official seal	

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

1.9. Code (codes) of the material fact (facts)	*0600062A24032006, 0900062A24032006*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
03-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
4-07-00062-A of 17th August 2004.

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).
Federal Service for Financial Markets of the Russian Federation

2.4. The Issuer's obligation: ***To determine the interest rate on the fourth, fifth and sixth coupons.***
Name of the Issuer's governing body that has taken the decision on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
The interest rate (coupon income) on the Bonds is determined in accordance with the Decision on the Bond issue (state registration N 4-07-00062-A of 17th August 2004) approved by the Board of Directors of the Issuer (Minutes № 49 of June 28, 2004). The Issuer's Board of Directors assigned a 10.9 (ten point nine)% interest rate to the fourth, fifth and sixth coupons of its 03-series bond issue (Minutes № 28 of 24 March 2006). Thus, Rub 54.65 (fifty-four 65/100 rubles) will be paid out per bond.

2.5. The date of taking the decision on determination of the interest rate (coupon income) yielded on the Issuer's Bonds.
24 March 2006

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
BoD Minutes № 28 of 24 March 2006

2.7. Total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).

Total amount of the fourth coupon income to be paid on the Issuer's Bonds makes 10.9% per annum or RUR 191,275,000;

the fourth coupon income to be paid under each Issuer's Bond makes 10.9% per annum or RUR 54.65 ***Total amount of the fifth coupon income to be paid on the Issuer's Bonds makes 10.9% per annum or RUR 191,275,000;*** ***the fifth coupon income to be paid under each Issuer's Bond makes 10.9% per annum or RUR 54.65*** ***Total amount of the sixth coupon income to be paid on the Issuer's Bonds makes 10.9% per annum or RUR 191,275,000;*** ***the sixth coupon income to be paid under each Issuer's Bond makes 10.9% per annum or RUR 54.65*** 2.8. Form of income payment under the Issuer's securities (money, other property). ***In money terms in currency of the Russian Federation by cashless settlement*** 2.9. Due date of income payment (interest, par value) under the Issuer's securities: ***Due date of the fourth coupon income payment is 8 October 2006*** ***Due date of the fifth coupon income payment is 9 April 2007*** ***Due date of the sixth coupon income payment is 9 October 2007*** 2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series). ***Total amount of the first and second coupons income paid on the Issuer's Bonds makes RUR 431,690,000;*** 2.11. Fact of execution (default) of the Issuer's obligation. ***The Issuer's obligation on determination of the interest rate on the fourth, fifth and sixth coupons under 03-series bonds is executed in full.***

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	(Signature)	A. A. Litvinov
3.2. Date " 24 " March 20 06	Official seal	

Notification on the material fact
" Data on the facts which have entailed one-time increase (decrease) in the Issuer's net profit or net losses by more than 10 per cent""

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

1.9. Code (codes) of the material fact (facts)	*0300062A29032006*

2. Substance

2.1. Fact (-s) which has (have) entailed one-time increase of the issuer's net profit or net losses by more than 10 percent:

4Q2005 net profit increased by more than 10 percent over 3Q2005 due to the dividend income received in the fourth quarter of 2005 from participation in other companies.

2.2. Date of the fact (facts) which has (have) entailed one-time increase of the issuer's net profit or net losses by more than 10 per cent.

29 March 2006

2.3. Value of the Issuer's net profit (net losses) for the reporting period (month, quarter, year) preceding the one during which the fact (facts) occurred.

3Q05 net profit value of Public Joint –Stock Company "Southern Telecommunications Company": 75,442 thousand rubles

2.4. Value of the Issuer's net profit (net losses) for the reporting period (quarter, year) during which the fact (facts) occurred.

4Q05 net profit value of Public Joint –Stock Company "Southern Telecommunications Company": 119,048 thousand rubles

2.5. Absolute and percentage change of the Issuer's net profit (net loss).

Absolute change of the Issuer's net profit: – 43,606 thousand rubles

Percentage change of the Issuer's net profit: 57.8%

For calculation purposes, net profit (net loss) value "for the reporting period" (quarter, year) for the first reporting period shall be equal to the sum reflected in the line "Net profit (retained income (loss)) of the reporting period " of the Profit and loss Statement (form № 2 of financial reporting), and for subsequent reporting periods, respectively, – to the difference of the sums reflected in the lines "Net profit (retained income (loss)) of the reporting period " of the Profit and loss Statements (forms № 2 of financial reporting) for the reporting period and the period preceding the one under report.

3. Signature

3.1. First Deputy Director General of Public Joint –Stock Company "Southern Telecommunications Company" ________________ (signature) V. A. Moskalev

3.2. Date " 29 " March 20 06 Official seal

3.3. Chief Accountant of Public Joint –Stock Company "Southern Telecommunications Company" ________________ (signature) T. V. Rusinova

3.4. Date " 29 " March 20 06

LIST OF AFFILIATED PARTIES

Of Public Joint –Stock Company "Southern Telecommunications Company"

Issuer's code: 0 0 0 6 2 – A

As of 3 0 0 9 2 0 0 5

Place of the Issuer's business: 66, Karasunskaya str., Krasnodar

The information contained in this list of affiliated parties shall be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.stcompany.ru

Deputy Director General	____________ (signature)	A.A. Litvinov (Full name)
Date " 30 " 09 20 05	Official seal	

Issuer's codes	
TIN	*2308025192*
BSRN	*1022301172112*

I. The namelist of affiliate partied as of 30 09 2005

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1.	Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
2.	Mikhail Borisovich Vasilyev	Saint Petersburg, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
3.	Valentina Fyodorovna Veremianina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
4.	Anatoly Anatolievich Gavrilenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
5.	Elena Viktorovna Zabuzova	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
6.	Sergei Ivanovich Kuznetsov	Moscow, Russia	The person is the Chairman of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
7.	Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
8.	Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
9.	Georgy Alekseevich Romsky	Moscow, Russia	The person is a Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company. The affiliated person acts as the individual executive body of the Joint	30.06.2005	-	

			–Stock Company. The person acts as the Chairman of the collective executive body of the Joint –Stock Company.	03.03.2005 22.07.2005		
10.	Eugheny Aleksandrovich Chechelnitsky	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
11.	Vladimir Pavlovich Yuriev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
12.	Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
13.	Andrey Alexandrovich Litvinov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
14.	Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
15.	Nikolay Vladimirovich Martynenko	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
16.	Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
17.	Yevgeni Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
18.	Alexander Markovich Roitblat	Stavropol, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
19.	Tatyana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
20.	Valery Anatolievich Moskalev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
21.	Denis Yurievich Kondrakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
22.	Lyudmila Nikolaevna Krasulya	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
23.	Irina Viktorovna Prokofieva	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
24.	Vladislav Vladimirovich Korobskoy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
25.	Yuri Nikolaevich Belov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	0.0003%	-
26.	Julia Aleksandrovna Kushavina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-

27.	Olga Yurievna Polulyakhova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
28.	Natalia Petrovna Bizyaeva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
29.	Vladimir Eduardovich Skoblikov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
30.	Kirill Borisovich Bekasov	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	-	-
31.	Galina Nikolaevna Sapelkina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	-	-
32.	Roman Alekseevich Zavyazkin	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.000008	-
33.	Ivan Valerievich Kim	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	-	-
34.	Irina Vladimirovna Lychak	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	-	-
35.	Nikolay Fedorovich Komov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	0.00006	0.00007
36.	Mikhail Gennadyevich Kaminskiy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
37.	Oksana Valerievna Dyban	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
38.	Vladimir Yaroslavovich Stasyuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	0.00007	0.00009
39.	Vitaliy Ivanovich Dubchuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.0001	-
40.	Igor Evghenievich Nefyodov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.0001	0.0001
41.	Closed-type Joint –Stock Company	Room 33-08, 42/3,	The person belongs to the group of parties,	8.12.1995		

	"Insurance company "Kostars"	Leninski prospect, Moscow 117119	which the Joint –Stock Company belongs to.		-	-
42.	Closed Joint –Stock Company "Joint-Stock Commercial Bank of communication and informatization development "Pochtobank"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
43.	Closed Joint –Stock Company " Altel "	54 B, Lenin prospect, Barnaul 656099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
44.	Closed Joint –Stock Company "VSNET"	6, Kukuevitskogo Str., Surgut, Khanty-Mansiyskiy AO, Tyumen region, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995		
45.	Closed Joint –Stock Company "Yeniseitelecom "	102, Mira prospect, Krasnoyarsk-17 660017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
46.	Closed Joint –Stock Company "Nizhegorodskaya sotovaya svyaz"	Dom Svyazi, Gorky pl., Nizhni Novgorod 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	5.12.1995	-	-
47.	Closed Joint –Stock Company "Novgorod Deitacom"	22, Industrialnaya St., Pankovka, Velikiy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
48.	Closed Joint –Stock Company "Altayskaya investment company "ALTINCOM"	96, Paparanintsev St., Barnaul 656049	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
49.	Closed Joint –Stock Company "Baikalvestcom"	68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
50.	Closed Joint –Stock Company "Vladimir Teleservice"	20, Gorokhovaya St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
51.	Limited Liability Company "Infinvest"	68, Lenin St., Perm 614 096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.12.1996	-	-
52.	Closed Joint –Stock Company "Mobile telecommunications "	55-2, Plushchikha St., Moscow 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
53.	Closed Joint –Stock Company "Narodny Telefon Saratov "	40, Kiselyova St., Saratov 410600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
54.	Closed Joint –Stock Company "Orenburg GSM "	11, Volodarskogo St., Orenburg 460000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-

55.	Limited Liability Company "TyumenRuscom"	56, Malygin Str., Tyumen, Russia, 625048	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995		
56.	Closed Joint-Stock Company "Ulyanovsk-GSM "	60, L. Tolstogo St., Ulyanovsk, 432 601	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	5.05.1998	-	-
57.	Limited Liability Company "Permtelecom"	45, Podlesnaya St., Perm 614062	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
58.	Closed Joint-Stock Company "Tsifrovie telecomunikatsii "	20a, Gagarin St.,Cheboksary 428000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
59.	Limited Liability Company "AMT"	14, Sinopskaya nab., St.Petersburg 191 186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
60.	Limited Liability Company "Vlad Page"	42, Gorky St., Vladimir 600000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
61.	Limited Liability Company "Vladimirski taxofon"	32B, Stroiteley pr., Vladimir 600014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
62.	Limited Liability Company "Vyatka Page"	1, Uralskaya St., Kirov	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
63.	Limited Liability Company "MobilCom"	17, Mira St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
64.	Limited Liability Company "Pagetelecom"	6, Stroiteley pr., Cherepovets, Vologda region, 162627	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
65.	Limited Liability Company "Telecom-Stroy"	92, Parizhskoy Komuny St., Ivanovo 153017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
66.	Limited Liability Company "Telecom-Terminal"	13, Lenin pr., Ivanovo 153000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
67.	Limited Liability Company Russian-American Joint Venture "Izhcom"	206, K.Marx St., Izhevsk 426057	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
68.	Open Joint-Stock Company "VolgaTelecom"	Dom svyazi, Gorky Square, Nizhni Novgorod 603 000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
69.	Open Joint-Stock Company	11, 3-d Khoroshevskaya	The person belongs to the group of parties,	8.12.1995	-	-

	"Giprosvyaz"	St., Moscow 123298	which the Joint –Stock Company belongs to.			
70.	Open Joint-Stock Company "NGTS-Page"	15/3, Vystavochnaya St., Novosibirsk-78	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
71.	Open Joint-Stock Company "Sibirtelecom"	5, Lenin St., Novosibirsk 630 099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
72.	Open Joint-Stock Company "Uralsvyazinform"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
73.	Open Joint-Stock Company "Dalsvyaz"	57, Svetlanskaya St., Vladivostok 690600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
74.	Open Joint-Stock Company "North-Western Telecom"	24, B.Morskaya St., St. Petersburg 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
75.	Open Joint-Stock Company "Central Telecommunications Company"	23, Proletarskaya St., Khimki, 141 400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
76.	Open Joint-Stock Company "Central Telegraph"	7, Tverskaya St., Moscow 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
77.	Open Joint-Stock Company "Rostelecom"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
78.	Limited Liability Company "Teleport-Ivanovo"	90,Tashkentskaya St.,Ivanovo 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
79.	Open Joint-Stock Company "Investment Communications Company"	55/2, Plyuschikha St., Moscow 119121	The party is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	10.10.1995	38.16%	-
80.	Closed Joint-Stock Company "Armavirski zavod svyazi"	1a, Urupskaya St., Armavir, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	11.03.1999	-	-
81.	Closed Joint-Stock Company "ZanElCom"	7-2, Novolesnaya Str., Moscow , Russia, 103055	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized	31.10.2002	-	-

			capital of the party			
82.	Closed Joint-Stock Company "Volgograd-GSM"	21, Kommunisticheskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	0.02%	-
83.	Open Joint-Stock Company "Healthcare center "Orbita"	Olginka, Tuapse district, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	18.12.2000	-	-
84.	Closed Joint-Stock Company "Stavropolskaya sotovaya svyaz"	10/12 Oktyabrskoy Revolyutsii Pr., Stavropol, 355035, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
85.	Open Joint-Stock Company "Telekinokompania "IR"	2a, Osetinskaya gorka St., Vladikavkaz, RSO-A	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
86.	Closed Joint-Stock Company "TeleRoss-Volgograd "	1st floor, 88, Lenin St., Volgograd 400005	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
87.	Closed Joint-Stock Company "TeleRossKubanelectrosvyaz "	51, Gimnazicheskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.01.1995	-	-
88.	Closed Joint-Stock Company "Yugsvyazstroy "	110/1, Ayvazovskogo St., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	24.01.2001	-	-
89.	Limited Liability Company "Intmashservice"	8, Golubinskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	30.10.2002	-	-
90.	Limited Liability Company "Factorial-99 "	47, Bratski per., Rostov-on-Don 344082	The Company is entitled to have at its disposal over 20 per cent of the total number	31.10.2002	0.00005%	-

			of the votes granted by the shares (contributions, parts) making the authorized capital of the party			
91.	Limited Liability Company "Yug-Giprosvyaz "	67, Gagarin Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	15.01.2003	-	-
92.	Limited Liability Company "UTK-Finance"	66, Karasunskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.03.2003	-	-
93.	Open Joint-Stock Company " Kuzminov Stavtelecom "	10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
94.	Closed Joint –Stock Company «Yermak RMS»	4, Mira Str., Khanty-Mansiysk, Khanty-Mansiyskiy AO, Tyumen region, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995		
95.	Closed Joint-Stock Company "Telebarents"	37, Parkovaya St., Petrozavodsk, 185014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
96.	Closed Joint-Stock Company " Tsentr vnedreniya spetsializirovannikh system"	161, Kirov St., Chelyabinsk, 454005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
97.	Non-governmental Pension Fund "Svyazist"	10, Tsvilling St., Chelyabinsk, 454000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
98.	Limited Liability Company "Uralcom"	2, Krupskoy Str., Perm, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995		
99.	Limited Liability Company "Informtech"	7, Sokhanya St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
100.	Limited Liability Company «Perm teleradiocompany "Ural Inform TV"	2, Krupskaya St., Perm, 614060	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
101.	Closed Joint-Stock Company «Region-setj»	12, Dobrolyubov St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-

102.	Limited Liability Company «Artelecom-Service»	4, Priorova proezd, Arkhangelsk, 163071	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1999	-	-
103.	Limited Liability Company «Svyaz-Service-Irga»	21, Yesenin St., Ryazan, RF, 390046	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1991	-	-
104.	Closed Joint-Stock Company «TeleSvyazInform»	13, Bolshevistskaya St., Saransk, 430000	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1999	-	-
105.	Closed Joint-Stock Company «Centel»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1998	-	-
106.	Closed Joint-Stock Company «Otkritie kommunikatsii»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2000	-	-
107.	Closed Joint-Stock Company «Incom»	Building 3, 27/26, Zubovskiy Bulvar, Moscow, 121021	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1993	-	-
108.	Closed Joint-Stock Company «Telecomcity»	5, Delegatskaya St., Moscow, 103091	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2000	-	-
109.	Daughter enterprise Boarding house "Malakhit"	15, Scherbak St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1994	-	-
110.	Limited Liability Company «SvyazProjectService»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2000	-	-
111.	Limited Liability Company «Giprosvyaz-Consulting»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2001	-	-
112.	Closed Joint-Stock Company общество «TsentrTelecomService of the Moscow Region»	1a, Kolomenskiy proyezd, Moscow, Russia, 115446	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2001	-	-
113.	Closed Joint-Stock Company «TsentrTelecomService»	office 101, 23, Proletarskaya St., Khimki, Moscow region, 141400	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2003	-	-
114.	Closed Joint-Stock Company «Globalstar Kosmicheskie telecomunikatsii" (Globaltel)»	25/2, Dubovaya Roscha St., Moscow 127427	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1997	-	-
115.	Closed Joint-Stock Company «SteK GSM»	62, Sovetskiy pr., Kemerovo, 650099	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2001	-	-
116.	Closed Joint-Stock Company «RTC-	5, Delegatskaya St.,	The person belongs to the group of parties,	1996	-	-

	Center"	Moscow 103091	which the Joint-Stock Company belongs to.			
117.	Closed Joint-Stock Company "Yuzhno-Uralskiy sotoviy telefon"	161, Kirov Str., Chelyabinsk, Russia	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	1995		
118.	Open Joint-Stock Company «Regional information networks»	86, Kirov St., Novosibirsk, 630102	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	1994	-	-
119.	Open Joint-Stock Company «Telecom of the Ryazan region»	36, Svobody St., Ryazan, 390006	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	1995	-	-
120.	Limited Liability Company "Bona"	45, Troitskiy Pr., Arkhangelsk, 163061, Russia	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	8.12.1995	-	-
121.	Open Joint-Stock Company "Tatincom-T"	90, Tashkentskaya St., Ivanovo, 153032, RF	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	2003	-	-
122.	Limited Liability Company ChOP "Rostelecom-Bezopasnost"	2/2, Deguninskaya St., Moscow, 127486	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	8.12.1995	-	-
123.	Closed Joint-Stock Company «Svyazinformkomplekt»	4a, Darvin St., Chelyabinsk, 454087	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	1998	-	-
124.	Dagestan Open Joint-Stock Company of Telecommunications and informatics	1, Lenin Pr., Makhachkala, Dagestan Republic, 367 012	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	18.09.1995	-	-
125.	Closed Joint-Stock Company «Vestelcom»	26, Suschovskiy val St., Moscow, 127018	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	1992	-	-
126.	Closed Joint-Stock Company «Moscow center of new technologies and telecommunications»	46, Arbat St., Moscow, 121002	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	2000	-	-
127.	Limited Liability Company «RSU-Telecom»	building 2/B, 18 Stachek Pr., Saint Petersburg, Russia, 198095	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	2003	-	-
128.	Limited Liability Company «RPK "Svyazist"	village Petrovskoe, Priozerskiy district, Leningrad Region, Russian Federation	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	2003	-	-
129.	Closed Joint-Stock Company "FK-Svyaz"	14, Volgogradskiy Pr., Moscow, 109316	The person belongs to the group of parties, which the Joint-Stock Company belongs to.	15.07.1998	-	-
130.	Limited Liability Company	85, Kuratov St., Syvtyvkar,	The person belongs to the group of parties,	2004	-	-

	«Kabelvideo»	167610	which the Joint –Stock Company belongs to.			
131.	Closed Joint-Stock Company IK «Svyaz»	60, Lenin St., Syvtyvkar, 167610	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
132.	Closed Joint-Stock Company «TV and radio broadcasting company "Foton"	30, Zheleznodorozhnaya St., Krasnodar, 350023	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	29.06.2004	-	-
133.	Limited Liability Company «RTC-Sibir»	246, Marx St., Krasnoyarsk, 660100	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
134.	Open Joint-Stock Company "Russia telecommunications network"	2/15, Maroseika St., Moscow, 101000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
135.	Closed Joint-Stock Company «Nizhegorodteleservice»	Dom Svyazi, Gorky Sq., Nizhny Novgorod, 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
136.	Closed Joint-Stock Company «Rostelegraph»	7, Tverskaya St., Moscow , 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-
137.	Closed Joint-Stock Company "RusLeasingSvyaz"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
138.	Closed Joint-Stock Company "STARTCOM"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
139.	Open Joint-Stock Company "Information commercial networks "OMRIKS"	10, Tereshkova St., Orenburg, 460018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
140.	Closed Joint-Stock Company "Transsvyaz"	2a, Chaadaev St., Nizhny Novgorod, 603035	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
141.	Open Joint-Stock Company "Mobiltelecom"	7, Sukhe-Bator St., Ulan-Ude, 670000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
142.	Closed Joint-Stock Company "Chita NET"	22, Chaikovskiy St., Chita, 672090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
143.	Limited Liability Company "Parma Paging"	31, Kommunisticheskaya St., Syktyvkar, Komi Republic, Russian	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-

		Federation				
144.	Limited Liability Company TO "Accent"	68, Krasnoarmeiskaya St., Krasnodar, 350000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	19.11.2004	-	-
145.	Limited Liability Company "Tver Telecom"	24, Novotorzhskaya St., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	31.12.2004	-	-
146.	Limited Liability Company "NWT-Finance"	office 422, 26, Bolshaya Morskaya St., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.10.2004	-	-
147.	Open Joint-Stock Company "Airocom"	80/32, Leningradskiy Pr., Moscow, 125190	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	03.11.2004	-	-
148.	Limited Liability Company "Giprosvyaz-Sibir"	53, Gorky St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
149.	Limited Liability Company "Novgorod Datacom "	22, Industrialnaya Str., Pankovka, Novgorod region, 174126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	31.03.2005	-	-
150.	Closed Joint-Stock Company "Telephone company - Ural"	48a, Druzhininskaya Str., Ekaterinburg, 620134	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	31.03.2005	-	-
151.	Limited Liability Company "Giprosvyaz-North-West"	11a, Konstantinovskiy Prospect, Saint Petersburg, 197110	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.02.2005	-	-
152.	Closed Joint-Stock Company "RTCOM"	54, Kommunisticheskaya Str., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	31.03.2005	-	-
153.	Closed Joint-Stock Company "Association Kanal TV"	4, Vitebskaya Str., Chelyabinsk, 454126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-
154.	Limited Liability Company "Besprovodnie informatsionnie technologii "	9, Verkhnyaya Krasnoselskaya Str., Moscow, 109004	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-
155.	Closed Joint-Stock Company "Integrator.ru "	Building 1, 22, Bolshoy Kozikhinskiy per., Moscow, 123001	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-
156.	Open Joint-Stock Company " Informatsionnie technologii svyazi" ("Svyazintek")	Building 2, 55, Plyuschikha Str., Moscow, 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-

II. Changes in the list of affiliated persons occurred during the period

from 01 07 2005 till 30 09 2005

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

2	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Andrey Alexandrovich Litvinov	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

3	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Dmitry Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

4	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Nikolay Vladimirovich Martynenko	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	0.00015	0.0001105

5	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

6	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yevgeny Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

7	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7

-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Alexander Markovich Roitblat	Stavropol, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	0,02	0,0152050

8	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Tatiana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

9	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Valery Anatolievich Moskalev	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

10	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Denis Yurievich Kondrakov	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

11	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Lyudmila Nikolaevna Krasulya	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

12	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Irina Viktorovna Prokofieva	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

13	Change of the ground and the date on which the ground takes effect:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Georgy Alekseevich Romsky	Moscow, Russia	The person is a Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company. The person acts as the individual executive body of the Joint –Stock Company.	30.06.2004 03.03.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Georgy Alekseevich Romsky	Moscow, Russia	The person is a Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company. The affiliated person acts as the individual executive body of the Joint –Stock Company. The person acts as the Chairman of the collective executive body of the Joint –Stock Company.	30.06.2005 03.03.2005 22.07.2005	-	-

14	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company «Dagestanskaya sotovaya svyaz»	3, Lenin Pr., Makhachkala, 367012	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

15	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Saint Petersburg Telecommunications Center"	Line 30-32, 3, Vasilievskiy ostrov, Saint Petersburg, 199053	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

16	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Closed Joint –Stock Company «Ural-Teleservice»	134b, Lunacharskiy Str., Ekaterinburg, 620110	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1993	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

17	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Pulse Radio Yoshkar-Ola"	138, Sovetskaya str., Yoshkar-Ola	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

18	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Radio-Rezonans"	8, Okskiy syezd, N.Novgorod, 603022	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

19	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company «Private guard firm «Ekrantelecom»	13, Pirogova Str., Tomsk, 634034	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

20	Included into the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Association Kanal TV"	4, Vitebskaya Str., Chelyabinsk, 454126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-

21	Included into the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Besprovodnie informatsionnie technologii"	9, Verkhnyaya Krasnoselskaya Str., Moscow, 109004	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-

22	Included into the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Integrator.ru"	Building 1, 22, Bolshoy Kozikhinskiy per., Moscow, 123001	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-

23	Included into the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Open Joint –Stock Company "Informatsionnie technologii svyazi" ("Svyazintek")	Building 2, 55, Plyuschikha Str., Moscow, 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-

LIST OF AFFILIATED PARTIES

Of Public Joint –Stock Company "Southern Telecommunications Company"

Issuer's code: 0 0 0 6 2 – A

As of 3 1 1 2 2 0 0 5

Place of the Issuer's business: 66, Karasunskaya str., Krasnodar

The information contained in this list of affiliated parties shall be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.stcompany.ru

Deputy Director General	______________	A.A. Litvinov
	(signature)	(Full name)
Date " 31 " 12 20 05	Official seal	

Issuer's codes	
TIN	*2308025192*
BSRN	*1022301172112*

I. The namelist of affiliate partied as of 31 12 2005

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1.	Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
2.	Mikhail Borisovich Vasilyev	Saint Petersburg, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
3.	Valentina Fyodorovna Veremianina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
4.	Anatoly Anatolievich Gavrilenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
5.	Elena Viktorovna Zabuzova	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
6.	Sergei Ivanovich Kuznetsov	Moscow, Russia	The person is the Chairman of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
7.	Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
8.	Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
9.	Georgy Alekseevich Romsky	Moscow, Russia	The person is a Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company. The affiliated person acts as the individual executive body of the Joint	30.06.2005	-	

			–Stock Company. The person acts as the Chairman of the collective executive body of the Joint –Stock Company.	03.03.2005 22.07.2005		
10.	Eugheny Aleksandrovich Chechelnitsky	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-
11.	Vladimir Pavlovich Yuriev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-
12.	Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
13.	Andrey Alexandrovich Litvinov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
14.	Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
15.	Nikolay Vladimirovich Martynenko	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
16.	Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
17.	Yevgeni Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
18.	Alexander Markovich Roitblat	Stavropol, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
19.	Tatyana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
20.	Valery Anatolievich Moskalev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
21.	Denis Yurievich Kondrakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
22.	Lyudmila Nikolaevna Krasulya	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
23.	Irina Viktorovna Prokofieva	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
24.	Vladislav Vladimirovich Korobskoy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
25.	Yuri Nikolaevich Belov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	0.0003%	-
26.	Julia Aleksandrovna Kushavina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-

27.	Olga Yurievna Polulyakhova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
28.	Natalia Petrovna Bizyaeva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
29.	Vladimir Eduardovich Skoblikov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
0.	Kirill Borisovich Bekasov	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	-	-
31.	Galina Nikolaevna Sapelkina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	-	-
32.	Roman Alekseevich Zavyazkin	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.000008	-
33.	Ivan Valerievich Kim	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	-	-
34.	Irina Vladimirovna Lychak	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	-	-
35.	Nikolay Fedorovich Komov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	0.00006	0.00007
36.	Mikhail Gennadyevich Kaminskiy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
37.	Oksana Valerievna Dyban	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
38.	Vladimir Yaroslavovich Stasyuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	0.00007	0.00009
39.	Vitaliy Ivanovich Dubchuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.0001	-
40.	Igor Evghenievich Nefyodov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.0001	0.0001
41.	Closed-type Joint –Stock Company	Room 33-08, 42/3,	The person belongs to the group of parties,	1995		

	"Insurance company "Kostars"	Leninski prospect, Moscow 117119	which the Joint –Stock Company belongs to.		-	-
42.	Closed Joint –Stock Company "Joint-Stock Commercial Bank of communication and informatization development "Pochtobank"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
43.	Closed Joint –Stock Company " Altel "	54 B, Lenin prospect, Barnaul 656099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
44.	Closed Joint –Stock Company "Yeniseitelecom "	102, Mira prospect, Krasnoyarsk-17 660017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
45.	Closed Joint –Stock Company "Nizhegorodskaya sotovaya svyaz"	Dom Svyazi, Gorky pl., Nizhni Novgorod 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
46.	Closed Joint –Stock Company "Novgorod Deitacom"	22, Industrialnaya St., Pankovka, Velikiy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
47.	Closed Joint –Stock Company "Altayskaya investment company "ALTINCOM"	96, Paparanintsev St., Barnaul 656049	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
48.	Closed Joint –Stock Company "Baikalvestcom"	68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
49.	Closed Joint –Stock Company "Vladimir Teleservice"	20, Gorokhovaya St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
50.	Limited Liability Company "Infinvest"	68, Lenin St., Perm 614 096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
51.	Closed Joint –Stock Company "Mobile telecommunications "	55-2, Plushchikha St., Moscow 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
52.	Closed Joint –Stock Company "Narodny Telefon Saratov "	40, Kiselyova St., Saratov 410600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
53.	Closed Joint –Stock Company "Orenburg GSM "	11, Volodarskogo St., Orenburg 460000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
54.	Closed Joint-Stock Company "Ulyanovsk-GSM "	60, L. Tolstogo St., Ulyanovsk, 432 601	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
55.	Limited Liability Company	45, Podlesnaya St., Perm	The person belongs to the group of parties,	1995	-	-

	"Permtelecom"	614062	which the Joint –Stock Company belongs to.			
56.	Closed Joint-Stock Company "Tsifrovie telecomunikatsii "	20a, Gagarin St.,Cheboksary 428000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
57.	Closed Joint-Stock Company "AMT"	14, Sinopskaya nab., St.Petersburg 191 186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
58.	Limited Liability Company "Vlad Page"	42, Gorky St., Vladimir 600000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
59.	Limited Liability Company "Vladimirski taxofon"	32B, Stroiteley pr., Vladimir 600014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
60.	Limited Liability Company "Vyatka Page"	1, Uralskaya St., Kirov	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
61.	Limited Liability Company "MobilCom"	17, Mira St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
62.	Limited Liability Company "Pagetelecom"	6, Stroiteley pr., Cherepovets, Vologda region, 162627	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
63.	Limited Liability Company "Telecom-Stroy"	92, Parizhskoy Komuny St., Ivanovo 153017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
64.	Limited Liability Company "Telecom-Terminal"	13, Lenin pr., Ivanovo 153000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
65.	Limited Liability Company Russian-American Joint Venture "Izhcom"	206, K.Marx St., Izhevsk 426057	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
66.	Open Joint-Stock Company "VolgaTelecom"	Dom svyazi, Gorky Square, Nizhni Novgorod 603 000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
67.	Open Joint-Stock Company "Giprosvyaz"	11, 3-d Khoroshevskaya St., Moscow 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
68.	Open Joint-Stock Company "NGTS-Page"	15/3, Vystavochnaya St., Novosibirsk-78	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
69.	Open Joint-Stock Company "Sibirtelecom"	5, Lenin St., Novosibirsk 630 099	The person belongs to the group of parties, which the Joint –Stock Company belongs	1995	-	-

			to.			
70.	Open Joint-Stock Company "Uralsvyazinform"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
71.	Open Joint-Stock Company "Dalsvyaz"	57, Svetlanskaya St., Vladivostok 690600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
72.	Open Joint-Stock Company "North-Western Telecom"	24, B.Morskaya St., St. Petersburg 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
73.	Open Joint-Stock Company "Central Telecommunications Company"	23, Proletarskaya St., Khimki, 141 400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
74.	Open Joint-Stock Company "Central Telegraph"	7, Tverskaya St., Moscow 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
75.	Open Joint-Stock Company "Rostelecom"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
76.	Closed Joint-Stock Company "Teleport-Ivanovo"	90,Tashkentskaya St.,Ivanovo 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
77.	Open Joint-Stock Company "Investment Communications Company"	55/2, Plyuschikha St., Moscow 119121	The party is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	1995	38.16%	-
78.	Closed Joint-Stock Company "Armavirski zavod svyazi"	1a, Urupskaya St., Armavir, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	11.03.1999	-	-
79.	Closed Joint-Stock Company "ZanElCom"	7-2, Novolesnaya Str., Moscow , Russia, 103055	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
80.	Closed Joint-Stock Company "Volgograd-GSM"	21, Kommunisticheskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	0.02%	-
81.	Open Joint-Stock Company "Healthcare	Olginka, Tuapse district,	The Company is entitled to have at its	18.12.2000	-	-

	center "Orbita"	Krasnodar Kray	disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party			
82.	Closed Joint-Stock Company "Stavropolskaya sotovaya svyaz"	10/12 Oktyabrskoy Revolyutsii Pr., Stavropol, 355035, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
83.	Open Joint-Stock Company "Telekinokompania "IR"	2a, Osetinskaya gorka St., Vladikavkaz, RSO-A	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
84.	Closed Joint-Stock Company "TeleRoss-Volgograd "	1st floor, 88, Lenin St., Volgograd 400005	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
85.	Closed Joint-Stock Company "TeleRossKubanelectrosvyaz "	51, Gimnazicheskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.01.1995	-	-
86.	Closed Joint-Stock Company "Yugsvyazstroy "	110/1, Ayvazovskogo St., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	24.01.2001	-	-
87.	Limited Liability Company "Intmashservice"	8, Golubinskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	30.10.2002	-	-
88.	Limited Liability Company "Factorial-99 "	47, Bratski per., Rostov-on-Don 344082	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	0.00005%	-
89.	Limited Liability Company "Yug-Giprosvyaz "	67, Gagarin Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized	15.01.2003	-	-

			capital of the party			
90.	Limited Liability Company "UTK-Finance"	66, Karasunskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.03.2003	-	-
91.	Open Joint-Stock Company "Kuzminov Stavtelecom"	10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
92.	Closed Joint-Stock Company "Telebarents"	37, Parkovaya St., Petrozavodsk, 185014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
93.	Closed Joint-Stock Company " Tsentr vnedreniya spetsializirovannikh system"	161, Kirov St., Chelyabinsk, 454005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
94.	Non-governmental Pension Fund "Svyazist"	10, Tsvilling St., Chelyabinsk, 454000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
95.	Limited Liability Company "Informtech"	7, Sokhanya St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
96.	Limited Liability Company « Perm teleradiocompany "Ural Inform TV"	2, Krupskaya St., Perm, 614060	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
97.	Closed Joint-Stock Company «Region-setj»	12, Dobrolyubov St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
98.	Limited Liability Company «Artelecom-Service»	4, Priorova proezd, Arkhangelsk, 163071	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
99.	Limited Liability Company «Svyaz-Service-Irga»	21, Yesenin St., Ryazan, RF, 390046	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
100.	Closed Joint-Stock Company «TeleSvyazInform»	13, Bolshevistskaya St., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
101.	Closed Joint-Stock Company «Centel»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
102.	Closed Joint-Stock Company «Otkritie kommunikatsii»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs	2000	-	-

			to.			
103.	Closed Joint-Stock Company «Incom»	Building 3, 27/26, Zubovskiy Bulvar, Moscow, 121021	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1993	-	-
104.	Closed Joint-Stock Company «Telecomcity»	5, Delegatskaya St., Moscow, 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
105.	Daughter enterprise Boarding house "Malakhit"	15, Scherbak St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
106.	Limited Liability Company «SvyazProjectService»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
107.	Limited Liability Company «Giprosvyaz Consulting»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
108.	Closed Joint-Stock Company общество «TsentrTelecomService of the Moscow Region»	1a, Kolomenskiy proyezd, Moscow, Russia, 115446	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
109.	Closed Joint-Stock Company «TsentrTelecomService»	office 101, 23, Proletarskaya St., Khimki, Moscow region, 141400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
110.	Closed Joint-Stock Company «Globalstar Kosmicheskie telecomunikatsii" (Globaltel)»	25/2, Dubovaya Roscha St., Moscow 127427	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
111.	Closed Joint-Stock Company «SteK GSM»	62, Sovetskiy pr., Kemerovo, 650099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
112.	Closed Joint-Stock Company «RTC-Center"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
113.	Open Joint-Stock Company «Regional information networks»	86, Kirov St., Novosibirsk, 630102	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
114.	Open Joint-Stock Company «Telecom of the Ryazan region»	36, Svobody St., Ryazan, 390006	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
115.	Limited Liability Company "Bona"	45, Troitskiy Pr., Arkhangelsk, 163061, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
116.	Open Joint-Stock Company "Tatincom-T"	90, Tashkentskaya St., Ivanovo, 153032, RF	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-

117.	Limited Liability Company ChOP "Rostelecom-Bezopasnost"	2/2, Deguninskaya St., Moscow, 127486	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1995	-	-
118.	Closed Joint-Stock Company «Svyazinformkomplekt»	4a, Darvin St., Chelyabinsk, 454087	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1998	-	-
119.	Dagestan Open Joint–Stock Company of Telecommunications and informatics	1, Lenin Pr., Makhachkala, Dagestan Republic, 367 012	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1995	-	-
120.	Closed Joint-Stock Company «Vestelcom»	26, Suschovskiy val St., Moscow, 127018	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1992	-	-
121.	Closed Joint-Stock Company «Moscow center of new technologies and telecommunications»	46, Arbat St., Moscow, 121002	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2000	-	-
122.	Limited Liability Company «RSU-Telecom»	building 2/B, 18 Stachek Pr., Saint Petersburg, Russia, 198095	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2003	-	-
123.	Limited Liability Company «RPK "Svyazist"	village Petrovskoe, Priozerskiy district, Leningrad Region, Russian Federation	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2003	-	-
124.	Closed Joint-Stock Company "FK-Svyaz"	14, Volgogradskiy Pr., Moscow, 109316	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1998	-	-
125.	Limited Liability Company «Kabelvideo»	85, Kuratov St., Syvtyvkar, 167610	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2004	-	-
126.	Closed Joint-Stock Company IK «Svyaz»	60, Lenin St., Syvtyvkar, 167610	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2004	-	-
127.	Closed Joint-Stock Company «TV and radio broadcasting company "Foton"	30, Zheleznodorozhnaya St., Krasnodar, 350023	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2004	-	-
128.	Limited Liability Company «RTC-Sibir»	246, Marx St., Krasnoyarsk, 660100	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2000	-	-
129.	Open Joint-Stock Company "Russia telecommunications network"	2/15, Maroseika St., Moscow, 101000	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2004	-	-
130.	Closed Joint-Stock Company	Dom Svyazi, Gorky Sq.,	The person belongs to the group of parties,	1995	-	-

	«Nizhegorodteleservice»	Nizhny Novgorod, 603000	which the Joint–Stock Company belongs to.			
131.	Closed Joint-Stock Company «Rostelegraph»	7, Tverskaya St., Moscow , 103375	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1995	-	-
132.	Closed Joint-Stock Company "RusLeasingSvyaz"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1998	-	-
133.	Closed Joint-Stock Company "STARTCOM"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1998	-	-
134.	Open Joint-Stock Company "Information commercial networks "OMRIKS"	10, Tereshkova St., Orenburg, 460018	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1991	-	-
135.	Closed Joint-Stock Company "Transsvyaz"	2a, Chaadaev St., Nizhny Novgorod, 603035	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1997	-	-
136.	Open Joint-Stock Company "Mobiltelecom"	7, Sukhe-Bator St., Ulan-Ude, 670000	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1996	-	-
137.	Closed Joint-Stock Company "Chita NET"	22, Chaikovskiy St., Chita, 672090	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1998	-	-
138.	Limited Liability Company "Parma Paging"	31, Kommunisticheskaya St., Syktyvkar, Komi Republic, Russian Federation	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	1997	-	-
139.	Limited Liability Company TO "Accent"	68, Krasnoarmeiskaya St., Krasnodar, 350000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2004	-	-
140.	Limited Liability Company "Tver Telecom"	24, Novotorzhskaya St., Tver, 170000	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2004	-	-
141.	Limited Liability Company "NWT-Finance"	office 422, 26, Bolshaya Morskaya St., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2004	-	-
142.	Open Joint-Stock Company "Airocom"	80/32, Leningradskiy Pr., Moscow, 125190	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2004	-	-
143.	Limited Liability Company "Giprosvyaz-Sibir"	53, Gorky St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint–Stock Company belongs	2003	-	-

			to.			
144.	Limited Liability Company "Novgorod Datacom "	22, Industrialnaya Str., Pankovka, Novgorod region, 174126	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2005	-	-
145.	Closed Joint-Stock Company "Telephone company - Ural"	48a, Druzhininskaya Str., Ekaterinburg, 620134	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2005	-	-
146.	Limited Liability Company "Giprosvyaz-North-West"	11a, Konstantinovskiy Prospect, Saint Petersburg, 197110	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2005	-	-
147.	Closed Joint-Stock Company "RTCOM"	54, Kommunisticheskaya Str., Saransk, 430000	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2005	-	-
148.	Closed Joint-Stock Company "Association Kanal TV"	4, Vitebskaya Str., Chelyabinsk, 454126	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2005	-	-
149.	Limited Liability Company "Besprovodnie informatsionnie technologii "	9, Verkhnyaya Krasnoselskaya Str., Moscow, 109004	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2005	-	-
150.	Closed Joint-Stock Company "Integrator.ru "	Building 1, 22, Bolshoy Kozikhinskiy per., Moscow, 123001	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2005	-	-
151.	Open Joint-Stock Company " Informatsionnie technologii svyazi" ("Svyazintek")	Building 2, 55, Plyuschikha Str., Moscow, 119121	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2005	-	-
152.	Limited Liability Company "Nizhegorodskiy Teleservice "	Dom Svyazi, Maxim Gorky Sq., Nizhniy Novgorod	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2005	-	-
153.	Closed Joint-Stock Company "Sakhalinugol-Telecom"	32, Karl Marx Str., Yuzhno-Sakhalinsk, 693000	The person belongs to the group of parties, which the Joint–Stock Company belongs to.	2005		

II. Changes in the list of affiliated persons occurred during the period

from 01 10 2005 till 31 12 2005

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Excluded from the list of affiliated persons:	01.07.2005	16.11.2005

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Closed Joint –Stock Company «Yermak RMS»	4, Mira Str., Khanty-Mansiysk, Khanty-Mansiyskiy AO, Tyumen region, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

2	Excluded from the list of affiliated persons:	01.07.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Yuzhno-Uralskiy sotoviy telefon"	161, Kirov Str., Chelyabinsk, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

3	Excluded from the list of affiliated persons:	01.07.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "TyumenRuscom"	56, Malygin Str., Tyumen, Russia, 625048	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

4	Excluded from the list of affiliated persons:	01.07.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Uralcom"	2, Krupskoy Str., Perm, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

5	Excluded from the list of affiliated persons:	01.07.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company "VSNET"	6, Kukuevitskogo Str., Surgut, Khanty-Mansiyskiy AO, Tyumen region, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

6	Included into the list of affiliated persons:	30.09.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Nizhegorodskiy Teleservice"	Dom Svyazi, Maxim Gorky Sq., Nizhniy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

7	Included into the list of affiliated persons:	30.09.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Sakhalinugol-Telecom"	32, Karl Marx Str., Yuzhno-Sakhalinsk, 693000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

8	The organizational and legal form changed:	16.11.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company «Teleport Ivanovo»	90, Tashkentskaya Str., Ivanovo, 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Teleport Ivanovo"	90, Tashkentskaya Str., Ivanovo, 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

9	The organizational and legal form changed:	16.11.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "AMT"	3-5, B.Morskaya Str., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint –Stock Company " AMT "	3-5, B.Morskaya Str., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-

Changes in the list of affiliated persons occurred during the period

from | 0 | 1 | | 0 | 7 | | 2 | 0 | 0 | 5 | **till** | 3 | 0 | | 0 | 9 | | 2 | 0 | 0 | 5 |

Date of making changes in the list of affiliated persons: 22.07.2005

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

2	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Andrey Alexandrovich Litvinov	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

3	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Dmitry Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

4	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Nikolay Vladimirovich Martynenko	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	0.00015	0.0001105

5	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

6	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yevgeny Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

7	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Alexander Markovich Roitblat	Stavropol, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	0,02	0,0152050

8	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Tatiana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

9	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Valery Anatolievich Moskalev	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

10	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Denis Yurievich Kondrakov	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

11	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Lyudmila Nikolaevna Krasulya	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

12	Included into the list of affiliated persons:	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Irina Viktorovna Prokofieva	Krasnodar, Russia	The person is a member of the collective executive body of the Joint –Stock Company	22.07.2005	-	-

13	Change of the ground and the date on which the ground takes effect	22.07.2005	22.07.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Georgy Alekseevich Romsky	Moscow, Russia	The person is a Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company. The person acts as the individual executive body of the Joint –Stock Company.	30.06.2004 03.03.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Georgy Alekseevich Romsky	Moscow, Russia	The person is a Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company. The affiliated person acts as the individual executive body of the Joint –Stock Company. The person acts as the Chairman of the collective executive body of the Joint –Stock Company.	30.06.2005 03.03.2005 22.07.2005	-	-

Deputy Director General (signature) A.A.Litvinov (Name)

Changes in the list of affiliated persons occurred during the period

from 01 07 2005 till 30 09 2005

Date of making changes in the list of affiliated persons: 09.08.2005

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Closed Joint –Stock Company «Dagestanskaya sotovaya svyaz»	3, Lenin Pr., Makhachkala, 367012	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

2	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Saint Petersburg Telecommunications Center"	Line 30-32, 3, Vasilievskiy ostrov, Saint Petersburg, 199053	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

3	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company «Ural-Teleservice»	134b, Lunacharskiy Str., Ekaterinburg, 620110	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1993	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

-	-	-	-	-	-

4	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Pulse Radio Yoshkar-Ola"	138, Sovetskaya str., Yoshkar-Ola	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

5	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Radio-Rezonans"	8, Okskiy syezd, N.Novgorod, 603022	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	8.12.1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

6	Excluded from the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company «Private guard firm «Ekrantelecom»	13, Pirogova Str., Tomsk, 634034	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

7	Included into the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Closed Joint –Stock Company "Association Kanal TV"	4, Vitebskaya Str., Chelyabinsk, 454126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-

8	Included into the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Besprovodnie informatsionnie technologii"	9, Verkhnyaya Krasnoselskaya Str., Moscow, 109004	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-

9	Included into the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Integrator.ru"	Building 1, 22, Bolshoy Kozikhinskiy per., Moscow, 123001	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-

10	Included into the list of affiliated persons:	09.08.2005	09.08.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Open Joint –Stock Company "Informatsionnie technologii svyazi" ("Svyazintek")	Building 2, 55, Plyuschikha Str., Moscow, 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	09.08.2005	-	-

Deputy Director General (signature) A.A.Litvinov (Name)

Changes in the list of affiliated persons occurred during the period

from 0 1 | 1 0 | 2 0 0 5 **till** 3 1 | 1 2 | 2 0 0 5

Date of making changes in the list of affiliated persons: 16.11.2005

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Excluded from the list of affiliated persons:	01.07.2005	16.11.2005

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Closed Joint –Stock Company «Yermak RMS»	4, Mira Str., Khanty-Mansiysk, Khanty-Mansiyskiy AO, Tyumen region, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

2	Excluded from the list of affiliated persons:	01.07.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Yuzhno-Uralskiy sotoviy telefon"	161, Kirov Str., Chelyabinsk, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

3	Excluded from the list of affiliated persons:	01.07.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "TyumenRuscom"	56, Malygin Str., Tyumen, Russia, 625048	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

-	-	-	-	-	-

4	Excluded from the list of affiliated persons:	01.07.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Uralcom"	2, Krupskoy Str., Perm, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

5	Excluded from the list of affiliated persons:	01.07.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company "VSNET"	6, Kukuevitskogo Str., Surgut, Khanty-Mansiyskiy AO, Tyumen region, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

6	Included into the list of affiliated persons:	30.09.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Nizhegorodskiy Teleservice"	Dom Svyazi, Maxim Gorky Sq., Nizhniy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

7	Included into the list of affiliated persons:	30.09.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Closed Joint –Stock Company "Sakhalinugol-Telecom"	32, Karl Marx Str., Yuzhno-Sakhalinsk, 693000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

8	The organizational and legal form changed:	16.11.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company «Teleport Ivanovo»	90, Tashkentskaya Str., Ivanovo, 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Teleport Ivanovo"	90, Tashkentskaya Str., Ivanovo, 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-

9	The organizational and legal form changed:	16.11.2005	16.11.2005

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "AMT"	3-5, B.Morskaya Str., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint –Stock Company " AMT "	3-5, B.Morskaya Str., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-

Deputy Director General (signature) A.A.Litvinov (Name)

Changes in the list of affiliated persons occurred during the period

from | 0 | 1 | | 0 | 1 | | 2 | 0 | 0 | 6 | **till** | 3 | 1 | | 0 | 3 | | 2 | 0 | 0 | 6 |

Date of making changes in the list of affiliated persons: 03.03.2006

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Excluded from the list of affiliated persons:	29.12.2005	03.03.2006

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Limited Liability Company "Pagetelecom"	6, Stroiteley Pr.., Cherepovets, Vologda region, 162627	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

2	Excluded from the list of affiliated persons:	30.12.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company «Kabelvideo»	85, Kuratova Str., Syktyvkar, 167610	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

3	Excluded from the list of affiliated persons:	06.12.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Infinvest"	68, Lenin Str., Perm, 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

4	Excluded from the list of affiliated persons:	05.12.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Non-governmental pension fund "Svyazist"	10, Tsvilling Str., Chelyabinsk, 454000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

5	Excluded from the list of affiliated persons:	03.10.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Novgorod Datacom"	22, Industrialnaya Str., Pankovka, Novgorod region, 174126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

6	Excluded from the list of affiliated persons:	03.10.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Open Joint –Stock Company "Aerocom"	Building 32, 80, Leningradskiy Prospect, Moscow , 125190	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

7	Excluded from the list of affiliated persons:	03.10.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company «Center TelecomService Moscow Region»	1a, Kolomenskiy proyezd, Moscow, 115446	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

8	Included into the list of affiliated persons:	21.11.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "ATS"	22a, Novotorzhskaya Str., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

9	Essential elements (location address) have changed:	30.12.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Besprovodnie informatsionnie technologii"	9, Verkhnyaya Krasnoselskaya Str., Moscow, 109004	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Besprovodnie informatsionnie technologii"	220, Lenin Str., Yuzhno-Sakhalinsk	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

10	Essential elements (location address) have changed:	30.12.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint –Stock Company "Integrator.ru"	Building 1, 22, Bolshoy Kozikhinskiy per., Moscow, 123001	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Closed Joint –Stock Company "Integrator.ru"	57, Svetlanskaya Str., Vladivostok, 690950	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

Deputy Director General (signature) A.A.Litvinov (name)

QUARTERLY REPORT

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

The Issuer's code:	0	0	0	6	2	-	A

for the 4th quarter of 2005

Location: 66, Karasunskaya Str., Krasnodar, 350000

Information contained in the given quarterly report shall be disclosed in accordance with the legislation of the Russian Federation on securities

General Director of "UTK" PJSC	(signature)	G. A. Romsky Name, second name, surname
" 14 " February 2006		
Chief Accountant of "UTK" PJSC	(signature)	T. V. Rusinova Name, second name, surname
" 14 " February 2006	Official seal	

Contact person: *Yulia Konstantinovna Omelchenko, Head of Equity Markets and Securities section*

Phone: *(861) 253-02-07*

Fax: *(861) 253-19-69*

e-mail: *y.omelchenko@mail.stcompany.ru*

Internet web-site: *http://www.stcompany.ru/investor/openinfo*

CONTENTS

1. Principles of Corporate Governance
2. General Shareholders Meeting
3. Board of Directors of the Company
4. Executive Bodies of the Company
5. Corporate Secretary of the Company
6. Major Corporate Actions

Introduction

1. Issuer's full and abbreviated registered names.

Открытое акционерное общество "Южная телекоммуникационная компания"
Public Joint Stock Company "Southern Telecommunications Company"
ОАО "ЮТК"
"UTK" PJSC

2. Location of the Issuer.

66, Karasunskaya Street, Krasnodar, 350000

3. Issuer's contact numbers, e-mail address.

Phone: (861) 253-20-56
Fax: (861) 253-19-69
e-mail: operator@mail.stcompany.ru

4. Internet website.

http://www.stcompany.ru/investor/openinfo

5. Essential information about Issuer's circulating securities

Kind of securities	Category (type) of securities	Series of securities	Form of securities	Number of placed securities (units)	face value of one security (RUR)	Full name of securities
Shares	Ordinary	-	registered non-documentary	2, 960, 512, 964	0.33	registered non-documentary ordinary shares
Shares	Preference type A	-	registered non-documentary	972, 151, 838	0.33	registered non-documentary preference type A shares
Bonds	Interest-bearing	C-2	registered non-documentary	2	300	C-2 series registered non-documentary bonds
Bonds	Interest-bearing	01	documentary pay-to-bearer	1, 500, 000	1, 000	series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.
Bonds	Interest-bearing	02	documentary pay-to-bearer	1, 500, 000	1, 000	series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.
Bonds	Interest-bearing	03	documentary pay-to-bearer	3, 500, 000	1, 000	series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.

6. Other information

No such information

7. The present quarterly Report includes estimates and forecasts of the Issuer's authorized governing bodies relating to the future events and/or actions, development trends of telecommunications sector which the Issuer belongs to, as well as the Issuer's performance results including its plans, certain events and actions probability. Investors should not fully rely on the estimates and forecasts of the Issuer's authorized governing bodies because in the future the actual results of the Issuer's performance may be different from the expected ones for many reasons. Acquisition of the Issuer's securities includes some risks described in the present quarterly Report.

I. Brief information about the persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about the other persons who have signed the quarterly report.

1.1. Persons forming the Issuer's governing bodies.

The Issuer's governing body	Name, surname	Year of birth
Personal membership of the Issuer's Board of Directors:	Kuznetsov Sergei Ivanovich (Chairman)	1953
	Belyaev Konstantin Vladimirovich	1968
	Vasilyev Mikhail Borisovich	1954
	Veremianina Valentina Fyodorovna	1966
	Gavrilenko Anatoly Anatolievich	1972
	Zabuzova Elena Viktorovna	1950
	Kulikov Denis Viktorovich	1975
	Panchenko Stanislav Nikolaevich	1945
	Romsky Georgy Alekseevich	1956
	Chechelnitsky Eugheny Aleksandrovich	1973
	Yuriev Vladimir Pavlovich	1946
Personal membership of the Issuer's collegiate executive body (Management Board).	Romsky Georgy Alexeevich (Chairman)	1956
	Devyatkina Lyudmila Ivanovna	1955
	Kondrakov Denis Yurievich	1977
	Krasulya Lyudmila Nikolaevna	1956
	Litvinov Andrey Alexandrovich	1973
	Lyakh Dmitry Georgievich	1978
	Martynenko Nikolay Vladimirovich	1971
	Moskalev Valeriy Anatolievich	1962
	Poyarkov Yevgeni Nikolaevich	1943
	Prokofieva Irina Viktorovna	1968
	Roitblat Alexander Markovich	1947
	Rusinova Tatyana Viktorovna	1958
	Statuev Vladislav Andreevich	1956
The person acting as the Issuer's individual executive body (General Director):	Romsky Georgy Alekseevich	1956

1.2. Information about the Issuer's bank accounts

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Joint-stock commercial bank, Savings Bank of the Russian Federation (Open Joint –Stock Company)	Savings Bank of the Russian Federation OJSC	19, Vavilova Str., Moscow, 117997	7707083893	40702810330010405048, 40702810230000100123, 40702810530000100124, 40702810830000100125, 40702810130000100126, 40702810430000100127, 40702810730000100128, 40702810030000100129	settlement	040349602	30101810100000000602
Joint-stock commercial bank "Rosbank" (open Joint –Stock Company)	OJSC AKB "Rosbank"	11, Masha Poryvaeva Str., Moscow, 107078	7730060164	40702810110020010593	settlement	040349796	30101810100000000796
Open joint-stock company "Alfa-bank"	OJSC "Alfa-bank"	27, Kalanchevskaya Str., Moscow, 107078	7728168971	40702810600160000618	settlement	040349570	30101810300000000570

1.3. Data on Issuer's Auditor (Auditors)

Full registered name: *"Ernst and Young" Company with Limited Liability*

Abbreviated name *"Ernst and Young" LLC*

Location: *building 1, 77, Sadovnicheskaya nab., Moscow, Russian Federation, 115035*

Tel: *(095) 755-97-00*

Fax: *(095) 755-97-01*

Data on Auditor's license:

No. of license for auditing: *E002138*

Date of issue: *30.09.2002*

Period: *till 30.09.2007*

Authority issuing the license: *Ministry of Finance of the Russian Federation*

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) statements: *no audits have been carried out*

Factors that may have influence on independence of the auditor on the issuer including information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials) as well as measures that have been taken by the Issuer and the auditor to reduce the influence of the said factors:

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: *none*

Granting loans and credits by the issuer to the auditor (auditor's officials):

no loans or credits have been granted

Any close business relationships (participation in issuer's products (services) promotion, participation in joint business, etc.):

None

Immediate family members:

None

Data on issuer's executive officers who are at the same time the auditor's executive officers:

no such persons

Pursuant to the Law "On Audit" № 119-FZ of 07.08.2001 audit shall not be performed by:

1) *auditors being founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements;*
2) *auditors being immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements (their parents, spouse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law);*
3) *auditing companies whose* **executive officers and other officials are** *founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements*;
4) *auditing companies whose executive officers and other officials are immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements (their parents, spouse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law);*
5) *auditing companies in relation to audited persons being their founders (participants), in relation to audited persons of whom these auditing companies are founders (participants), in*

relation to affiliates, branches and representative offices of the indicated audited persons as well as in relation to the companies having the same founders (participants);

6) *auditing companies and auditors who provided services on accounting and making financial reports to natural and legal entities – in relation to such persons - until three years after provision of such services.*

Terms and size of compensation to be paid to auditing companies and individual auditors for performing audit (including mandatory one) and providing auxiliary services shall be determined in the Agreements on providing audit services and may not depend on the results of the audit.

Measures taken by the Issuer and the Auditor to reduce influence of the specified factors: ***there are no factors that*** **may have influence on independence of the auditor on the issuer,** ***so the Issuer and the Auditor have not taken any such measures. The main action taken by the Issuer to prevent the occurrence of the specified factors, is the inclusion of the necessity of independence of the auditor from the Issuer in the terms of rendering audit services.***

Issuer's auditor selection procedure:

Every year the Company engages a qualified auditor having no material relationships with the Company and its shareholders to carry out audit and confirm authenticity of the Company's annual financial statements.

The Auditor performs audit of the Company's financial and economic activity in accordance with the legislation of the Russian Federation on a contractual basis.

On March 3, 2005 the Board of Directors of the Issuer approved the Provisions on the procedure for holding a contest for selection of an auditing company for performing audit of accounting procedures and financial statements of "UTK" PJSC. These Provisions will be applied in 2006.

At the session of the Audit Committee of UTK's Board of Directors held on May 11, 2005 Ernst and Young LLC was proposed to be appointed the Auditor of "UTK" PJSC for 2005.

The auditor is to be approved by the Annual General Shareholders' Meeting. Terms of the Contract with the Auditor including size of compensation (fee) are to be approved by the Company Board of Directors.

Audit of economic and financial activity of the company shall be performed at any time at the request of shareholders owning in the aggregate 10 (ten) or more percent of the authorized capital. The shareholders initiating an audit shall submit a written request to the Board of Directors including reason of the request, names of the shareholders, number and type of shares owned by them, signature of the shareholder or his proxy. Should a proxy sign the request, Letter of Attorney shall be attached to the request.

Information on the work performed by the auditor in the framework of special auditor assignments:

Under contract № C/2005 - 268 of October 4, 2005 «Ernst and Young » LLC performed interim audit of the Company's accounting reports according to Russian Accounting Standards.

Procedure of determining the auditor's compensation:

Size of compensation to be paid to auditor shall be determined by the Issuer's Board of Directors.

Any postpones or outstanding payments for services provided by the auditor:

No postpones or outstanding payments for services provided by the auditor.

1.4. Data on the Issuer's Appraiser

No Appraiser in the reporting period.

1.5. Data on the Issuer's Consultants

Full name: ***Closed joint-stock company "AVK Investment Company"***
Abbreviated name ***CJSC "IK AVK"***
Place of business: ***1, Uritskogo pavilion, Pushkin, St. Petersburg, 196605, Russia***
TIN: ***7820002270***
Telephone: ***(812) 230-77-33***

Fax: ***(812) 237-06-50***
e-mail: ***postmaster@avk.ru***
Internet site used by the financial consultant for disclosure of information about the Issuer: ***http://www.avk.ru***

Licenses:
License of a professional participant of the securities market for dealership:
No of the License: 178-03343-010000
Date of issue: November 29, 2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

License of a professional participant of the securities market for brokerage:
No of the license: 178-03255-100000
Date of issue: November 29, 2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

Services provided by the consultant:

- ***preparation of documents which may be needed by the Issuer for the state registration of a Bond issue including:***
- ***preparation of the text of the Decision on the bond issue for its registration by the registering authority;***
- ***preparation of the text of the Prospectus of Bonds for its registration by the registering authority;***
- ***preparation of the text of the Report on the results of the bond issue Bonds for its registration by the registering authority***
- ***consulting on the issues related to its authorized bodies taking all decisions required for organization of the bonds issue in compliance with the legislation of the Russian Federation, for disclosing information by the Company in connection with organization of the Bonds issue, for preparing the Decision on the securities (bonds) issue and the Offering Circular and the Report on the results of the bonds issue***

- consulting on the matters related to making up a package of documents for the registration of the Decision on the bonds issue, of the securities (bonds) Offering Circular and of the Report on the results of the bonds issue

- ***Provision to the Issuer of other services to be provided by the securities market participants rendering financial consulting services in the securities market as of the date of making the Contract, according to the Resolution of the Federal Financial markets Service of Russia dated March 16, 2005 №05-4/pz-n. Among other, the Financial Consultant may provide the Issuer with the following services:***

- ***signing the Offering Circular of the Issuer***

- ***control of observance of federal laws and other legal acts of the authorized registration authority, including monitoring of disclosing information on taking the Decision on the Bond Placement and on approval of the Decision on the Bond Issue;***

- ***signing the Report on the results of the bond issue.***

1.6. Data on Other Parties Who Have Signed the Quarterly Report
Only the officials of the Issuer have signed quarterly report for the accounting period

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Performance

This information shall not be included in the quarterly report for the 4th quarter.

2.2. The Issuer's Market Capitalization

Market capitalization of the Issuer for the last 5 complete financial years, or for each complete fiscal year if the Issuer operates for less than 5 years and on the expiry date of the last complete accounting period:

Date	Market capitalization, USD*	Rate of exchange**
31.12.2000	112,093,230	28.1600
31.12.2001	79,637,115	30.1400
31.12.2002	258,739,486	31.7844
31.12.2003	347,793,753	29.4545
31.12.2004	279,433,761	27.7487
31.12.2005	425,530,604	28.7900

Market capitalization is calculated by the method for determining the Issuer's market capitalization recommended by the Provisions №05-5/pz-n on information disclosure by the issuers of emissive securities approved by FFMS of Russia.

The Issuer's market capitalization is calculated according to RTS stock exchange database as a product of the number of shares of the corresponding category (type) and the market price of one share of this category (type) disclosed by the organizer of trade in the securities market.
The market price is calculated according to the Provisions № 03-52/ps dated 24.12.2003by Federal Commission on Securities Market of Russia taking into consideration the requirements to organizers of trade, in accordance with Order № 04-1245/pz dated 15.12.2004 of the RF FFMS.

There is no available information about the market price of ordinary and preference shares as at 31.12.2004. , There is no available information about the market price of preference shares as at 31.12.2005. Therefore, the market capitalization is calculated as a product of the number of shares of the corresponding category (type) and the weighted average price of one share of this category (type). The weighted average price of one share is calculated on the basis of 10 largest transactions concluded at the trading session in the RTS Stock Exchange in the month preceding the expiry date of the last reporting quarter, or in the last month of each complete financial year for which the Issuer's market capitalization is specified. If less than 10 transactions are concluded during the specified month, the average weighted price of one share shall be calculated on the basis of 10 largest transactions concluded at the trading session in the RTS Stock Exchange during three months preceding the expiry date of the last reporting quarter, or during three last months of each complete financial year for which the Issuer's market capitalization is specified.

2.3. Issuer's Liabilities

2.3.1. Accounts payable

This information shall not be included in the quarterly report for the 4th quarter.

2.3.2. Issuer's crediting history

Information on execution of the liabilities under former and current agreements of credit or/and any agreements of loan for the last 5 complete financial years, or for each complete fiscal year if the

Issuer operates for less than 5 years, and effective on the expiry date of the accounting period, the amount of principal debt under which as of the date of the last complete quarter under report preceding the conclusion of the respective agreement, would be 5 or more per cent of the value of net assets of the Company, as well as of other credit or/and any agreements of loan that the Issuer considers material:

Description of the liabilities	Name of the creditor	Amount of principal debt	Maturity date	Any delay in execution of liabilities
31.12.2001 – No such liabilities				
31.12.2002 – No such liabilities				
31.12.2003				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
31.12.2004				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
31.12.2005				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	none

Information on execution of the liabilities under each bond issue which total par value makes 5 and more percent of the balance sheet value of net assets of the Company as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue, and in case the bond placement is not completed or the state registration of the Report on the results of the bond issue is not effected for any other reasons, - as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue.

Description of the bond issue	Date of the state registration of the Report on the results of the bond issue	Total par value of the bond issue, RUR ths	Balance sheet value of the net assets of the Issuer, RUR ths	Share of total par value of the bond issue in the balance sheet value of the net assets, %	Maturity date	Any delay in execution of obligations
series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	21.10.2003	1,500,000	25,387,823	5.91	Three years / 14.09.2006	None
series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	11.11.2004	3,500,000	40,724,263	8.59	Five years / 10.10.2009	None

** - Balance sheet value of the net assets of the Issuer is recorded as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue.*

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Description	4th quarter 2005
Issuer's liabilities of security granted to third parties, total, RUR ths	96,090

Total amount of the third parties' liabilities for which the Issuer granted the security to third parties including in the form of a pledge or surety, ths RUR:	1,090

The Issuer's liabilities of security granted to third parties in the quarter under report, including in the form of security or surety, the amount of which would exceed 5 % of the Company's assets:

this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.

Other liabilities of the Issuer.

The Issuer's agreements including urgent transactions not reflected in the balance sheet that may essentially affect the Issuer's financial position, its liquidity, sources of financing and terms of their usage, performance results and costs:

No such agreements.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities

On January 12, 2006 Federal Financial Markets Service of Russia registered the Report on the results of the issue of 04-series non-convertible interest-bearing documentary pay-to-bearer bonds of Public Joint –Stock Company "Southern Telecommunications Company". The state registration number of 04-series bond issue is 4-08-00062-A dated 24 November 2005. The bond issue was placed by public subscription in the MICEX Stock Section on the 14-15th of December 2005. Pursuant to the Report on the results of the bond issue filed to FFMS of Russia, 5,000,000 (five million) bonds with the face value of 1,000 (one thousand) rubles each have been placed by the Issuer.

Goals of the issue: ***debt optimization and smoothing of the peak payments under the Issuer's liabilities. A bond issue is the most cost-effective way to attract borrowed funds.***

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's 04-series bonds will be used for optimization of the debt structure and its partial repayment.***

No funds obtained from placement of the Company's bonds will be directed to financing a specific transaction (interrelated transactions).

The Issuer is not a state or municipal unitary company.

2.5. Risks Related to Acquisition of the Placed Issued Securities (to be Placed)

2.5.1. Sector risks

The level of a competition in the Russian market of telecommunication services steadily grows. In spite of the fact that the market of fixed telephone services is shared among 7 inter-regional consolidated telecom operators, each of them being an absolute monopolist in the sphere of traditional services, we observe strengthening of competition with alternative operators in the sphere of providing new telecom services and services of long-distance telephony. One of the major factors of uncertainty still remains a tariff reform, character and terms of which remain unclear.

Deterioration of the market position of the Company can be caused by the following factors:

- ***decrease in demand for services by the business sector in case of possible change of world prices for energy resources and non-ferrous metals;***
- ***general downfall of the production volumes and economic growth impairment;***

- the ruble devaluation rate exceeding the tariff growth rate, which would result in a significant increase of negative exchange rate margins and more expensive currency debt service;

- higher competition in the mobile communication sector by the largest mobile operators (OJSC "MTS", OJSC "MegaFon", OJSC "Vympelcom"). We consider this risk to be the most essential of

sector risks in the long term;

- higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels;

- economic risks typical for the Russian Federation in general, including predictable revisions of legislation resulting in lower earnings of the Issuer or in a stricter taxation procedure for income on securities.

In case of unfavorable development of the situation in the region the Issuer plans to:

- *optimize its operating costs structure;*
- *reduce enterprise's expenses, including reduction and revision of Issuer's investment program;*
- *change the structure of provided services in order to maximize the profit.*

Risks related to possible variation of prices for raw materials and services used by the Issuer in its business (separately for the domestic and international market):

"UTK" PJSC acts as a telecommunications operator; the Issuer does not export any products, works or services. The portion of imported equipment or its component parts is significant. So, change in prices for such equipment may affect the Issuer's business.

Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

Generally, influence of sector risks on the Issuer's business is estimated as moderate. Due to the Company's consolidation, "UTK" PJSC has obtained an opportunity to use unified infrastructure and technical means of the South of Russia, that allows to provide customers with the broadest range of telecom services in the regional market, as well as to develop inter-regional communication networks in order to reduce the cost of services and to increase profitability.

Though sector risks are unlikely to occur, the specified risks may result in decrease of the Issuer's revenues that will have an adverse effect on its paying capacity and fulfillment of its obligations in respect of securities.

Risks related to possible variation of prices for the Issuer's products and/or services (separately for the domestic and international market). Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing. In particular, within the framework of reform of pricing of telecom services, local tariffs are to be increased and cross-subsidy of local telephony at the expense of long-distance services is to be eliminated. Work on improvement of tariff policy is carried out by holding of Svyazinvest together with Ministry of information technologies and communications of the Russian Federation and Federal Antimonopoly Service.

According to the active laws, the rates for services of operators recognized as natural monopolists are subject to regulation by the RF antitrust authorities. According to Federal law № 147-FZ of 17.08.1995 (restated on 31.12.2005) "On Natural Monopolists", interregional communication operators are natural monopolists, and their business is subject to regulation by antitrust authorities.

Any change in the rates charged by natural monopolist operators requires approval by the RF antitrust authorities, and may therefore lag behind the variations of the actual economic situation and of the operator's costs. Therefore, the natural monopolists see the risk of delayed tariff updating, which impairs their competitiveness and may adversely affect their business profitability.

According to the new law №126-FZ of 07.07.2003 (restated on 09.05.2005) "On communication", universal communication services are guaranteed in the RF. A universal communication service shall be provided by a universal service operator to be named in a bidding. Where no applicants are available, an operator having a material standing in the territory may be appointed as such operator. Currently, an interregional company is the only communication operator of such level over most of the RF. Therefore, it will be assigned the "universal service operator" functions. In this case, the operator may not deny the duties assigned thereto. The

"universal service" mechanism is to be introduced in the Russian Federation in 2006.

Provision of a universal service implies provision of a minimum scope of telecommunication services in all communities, and will require sizeable investments from the operator. The law "On communication" defines the mechanism ensuring recovery of losses to a universal service operator. However, such a mechanism has not been developed so far. There is a risk for future universal service operators of delayed and incomplete refunding of their losses, which would entail growing accounts receivable and lower profitability of the operator's business. When the universal communication service is introduced, all active communication operators in the RF will have to make regular deductions to the universal service reserve. However, the industrial regulatory documents do not describe the mechanism of calculation or revision of the size of such deductions, which means a risk for communication operators. The deductions to the reserve will entail a risk of lower profitability of the operator's business.

2.5.2. National and regional risks

Main factors of national risks are the following:

- *imperfection of the legislation regulating economic relations;*
- *inefficiency of judicial system;*

Economic situation in the Southern Federal district may become worse in case of material changes in the economic situation in Russia, including drastic changes of national currency exchange rate that may result in reduction of the number of industry and agricultural enterprises of all forms of ownership operating in the country, growth of unemployment, decrease in the solvent demand of population. Such succession of events would result in suspension of the Issuer's investment program, decrease in volume of telecommunications services provided by the Issuer in the country and the Southern federal district, and slowdown of revenue base growth.

Results of the elections to the State Duma and the presidential elections in Russia held on March 14, 2004 allow to predict with confidence that economic, legal and other reforms in the country will be continued that will result in increase in political and economic stability. In connection therewith we can speak about the essential downtrend of national risks. Their effect on the Issuer's economic operations can be recognized immaterial in the intermediate- term prospect.

Regional risks should be estimated as more significant, than national ones due to the fact that the Issuer operates in the territory of Northern Caucasus, which is the most politically unstable region of Russia.

Among the factors of regional investment risk for SFD, sociopolitical risks owing to presence of the potential centers of development of conflicts in boundary territories of Northern Caucasian Republics and affinity of the Chechen republic are of the greatest importance. The basic risks are connected with the possibility of nationalization of the private capitals at sharp change of a political policy or their destruction in case of armed conflict. There is a risk of armed conflicts in Northern Caucasian republics and, therefore, faulty operation of cellular operators, serving the territory, and increase in traffic volume passing through UTK's communication networks. In case of emergency all communication facilities will be under strong protection of security service of "UTK" PJSC and FGUP "Svyaz -Bezopasnost". However, the basic part of the territory of the Southern federal district is occupied by the subjects of the Russian Federation with quite favorable conditions for business development. It is important to note that "UTK" PJSC does not operate in the territory of the Chechen and Ingush republics which sociopolitical instability considerably worsens an integrated risk parameter of SFD.

At present process of creation of vertically and horizontally integrated holdings, reorganization of the companies continues in the district that in the future may lead to increase of efficiency of business sector of the district, and thus to growth of investments into economy of SFD. In opinion of the Issuer, an economic situation in the region and relations with administrations of the subjects of the Federation and municipalities are developing positively that affects favorably the activity of the company and execution of its obligations.

The territory of the Northern - Caucasian district is characterized by high natural and climatic risks connected with geographical features of the region. At the same time "Southern Telecommunications Company" PJSC has many years' experience of successful liquidation of

consequences of acts of nature related to technical means and telecom infrastructure. "UTK" PJSC closely cooperates with federal and regional bodies of the Ministry of Emergency Measures of Russia and in case emergency gets essential state support. "UTK" PJSC carries out regularly preventive actions with a view of prevention and minimization of influence of unfavorable climatic conditions on efficiency of the Company's economic activities.

In case of any deterioration of the situation in the district, the Issuer will fulfill its obligations under securities at the expense of its operating profit and, if necessary, it will attract commercial bank credits for that purpose.

On the basis of the abovementioned facts we can make a conclusion about the moderate level of regional risks.

2.5.3. Financial risks

Risks associated with change of interest rates, exchange rate of foreign currencies (in connection with the Issuer's operations or hedging carried out to reduce adverse results of the above-stated risks):

The situation in the credit market is characterized by stable interest rates having an insignificant downtrend that allows to speak about the insignificant risks connected with change of interest rates.

Interest rates of commercial banks being reduced, the Issuer undertakes measures on change of conditions of the current credit contracts and agreements relating to reduction of cost of credits, as well as on advanced repayment of costly credits.

Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.

Influence of the change of the exchange rate on the financial condition of the Issuer (its liquidity, sources of financing, performance results) (currency risks):

A certain part of expenses and liabilities of the Issuer is nominated in US dollar and Euro (0.8% and 2.5 % respectively as of December 31, 2005). The risk remains that rate of growth of tariffs will lag behind rates of falling of a ruble exchange rate. In case of a decrease of the ruble exchange rate ahead of the increase of the rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency in case of sharp devaluation of ruble of the Russian Federation in relation to US dollar and euro. In addition, the Issuer takes measures on decrease of the share of a debt in foreign currency in structure of a credit portfolio.

Should a dollar exchange rate increase, the Issuer will replace obligations nominated in US dollar with ruble obligations.

During the last years the inflation rate in Russia has been decreasing. In 2002 the inflation rate was 15.1 %, in 2003 – 12 %, in 2004 – 11.6 %, in 2005 – 10.9%. In 2006 the Ministry of Finance plans the lowest in the new history of Russia inflation rate (from 8 % to 9 %.).

From the point of view of the Issuer's financial results, the effect of the inflation factor is polyvalent. Lower inflation rates given a continuing economic growth will promote further growth of real earnings of the population and the corporate sector, thus increasing consumption of communication services. On the contrary, higher price rise rates may result both in lower consumption of communication services and in the Issuer's higher costs (for example, due to a fuel price rise) and higher borrowed funds cost, causing a decrease in profitability indices. Therefore, in case of the inflation rates increasing to critical 25%, the Issuer intends to take actions to restrict the cost increase, to cut down the accounts receivable, and to reduce their average periods.

Indicators of the financial reporting of the Issuer most subject to financial risks:

In the Issuer's opinion, main financial indicators of the Issuer - profit and cost price of services - are most subject to influence of the financial risks listed herein. Financial risks have a minimum effect on revenues. Probability of financial risks listed herein (sudden change of exchange rates, inflation, growth of interest rates) is estimated by the Issuer as low for the nearest years. Nevertheless, should such risks occur, cost price of services provided and reduction of profit are possible and it can be compensated by tariff growth and decrease in volume of borrowed funds.

Risks influencing the financial indicators of the Issuer	Probability of their occurrence	Changes in financial reports
Change of interest rates	Low	Change of interest rates may influence the Issuer's policy on debt management
Change of the exchange rate	Low	Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.
Inflation	Low	Inflation may result in increase of expenses of the Company (because of the increased prices of fixed assets, materials, works and services of outsider organizations)) and, as a consequence, in a drop in profits of the Issuer and, respectively, in the profitability of its business. Besides, growth of inflation will lead to an increase in the borrowed funds value for the Issuer, which may result in shortage of the Company's working capital

2.5.4. Legal risks

"UTK" PJSC acts as a telecommunications operator; the Issuer does not export any products, works or services. In this connection we describe legal risks only for domestic market.

Risks of change of currency exchange regulations:

Risks connected to change of currency exchange regulation are minimal in the Issuer's opinion. Risks connected to the change of the currency exchange legislation are being reduced due to the current policy on liberalization of currency exchange regulation.

Risks of change of tax legislation:

1. Federal law No. 137-FZ "On Amending Some Legislative Acts of the Russian Federation and Declaring Some Provisions of the Legislative Acts of the Russian Federation Invalid Due to the Implementation of Measures Aimed at Modernization of Administrative Procedures for the Disputes Settlement" dated November 4, 2005 has become effective since January 1, 2006.
This Law
1) expands authority of tax bodies related to:
a determination whether a taxpayer is guilty or not of tax violations; establishment of the circumstances significant for determination of liability for violations: mitigating and aggravating (Articles 108, 112 of the RF Tax Code);
b out-of-court procedure for levying tax penalties from organizations and individual entrepreneurs (Article 103.1 of the RF Tax Code);
2) defines the procedure for levy of underpaid amounts on insurance payments, penalties and penalizing interest based on the decisions of regional bodies of the Russia Pension Fund including indisputable levy of penalties and underpaid amounts and penalizing interest (Article 25.1 of Federal Law N 167-FZ of 15.12.2001);
3) enables the Russia Pension Fund bodies to settle disputes with payers (Articles 25, 25.1 of Federal Law N 167-FZ of 15.12.2001);

2. Article 1 of Federal law № 139-FZ of 11.11.2003 "On making addition in the second part of the Tax code of the Russian Federation and making amendments and additions in Article 20 of the Law of the Russian Federation "On Tax structure in the Russian Federation", as well as on declaring invalid legal acts of the Russian Federation regarding taxes and dues" has become effective since

January, 1 2004. Item 30 "Property Tax of organizations" has been added to chapter IX of the second part of the Tax Code of the Russian Federation.

3. Article 27 of the second Part of the Tax Code of the Russian Federation (purchase tax) has become ineffective since January 1, 2004 – Federal Law № 148-FZ of 27.11.2001.

4. Since Customs Code of the Russian Federation had come into force from January 1, 2004, corresponding amendments were introduced in Parts I and II of the Tax Code of the Russian Federation as well as into Federal Law № 120-FZ of 21.11.1996 "On Accounting (article 438 of Federal law № 61-FZ of 28.05.2003).

5. Pursuant to the Decree of the Government of the Russian Federation № 84 of 16.02.2004, amendments were introduced into the Rules of book-keeping of invoices, books of records of purchases and sales when calculating value-added tax, approved by the Decision of the Government of the Russian Federation № 914 of 02.12.2000.

In case of observance and correct application of norms of the above-stated legal acts the Issuer has no risks related to its activity.

Russian tax legislation is subject to varying interpretations and frequent changes. Recent events in the Russian Federation show that the interpretation of the tax legislation by the tax authorities can be very strict. As a result, tax authorities may challenge transactions and accounting principles, not claimed by them before, and the Company may be assessed additional taxes, penalties and interest which can be significant. Tax books remain open to review by the tax authorities for three years. Under certain conditions, even earlier periods may be audited.

Recent court decisions of various degrees of jurisdiction of the Russian Federation on privatization and taxation matters casting doubt on some law interpretations, that has been universally accepted until recently, increase risk of possible trials for many Russia companies, including the Issuer.

The Issuer's management believes that the corresponding provisions of the current law are interpreted by it correctly, and the position of the Company in respect to law observance is most likely to remain intact. At the same time it is highly probable that the current opinions of the Issuer's management in respect of some law interpretations and taxation mattes can be later on considered by the state fiscal bodies as not having sufficient ground. Financial (accounting) reports does not contain corrections which may be needed due to such uncertainties and opinions of the Issuer.

Risks associated with change of customs laws and duties:

New Customs Code of the Russian Federation has come into force from January 1, 2004 approved by Federal Law № 61-FZ of 28.05.2003.

Customs Code of the Russian Federation approved by Supreme Soviet of the Russian Federation № 5221-1 of 18.06.93 remains in force regarding items 6, 8 of Article 110, Articles 114, 116 as well as Article 119 (regarding customs duties), which will remain effective till January 1, 2006.

Normative legal acts of the State Customs Committee of Russia, issued with a view of realization of the new Customs code of the Russian Federation were listed in the letter of the State Customs Committee of the Russian Federation № 14-10/7236 of 27.02.2004 "On coming into force, including in I quarter of 2004, of normative legal acts of the State Customs Committee of Russia issued with a view of realization of the Customs code of the Russian Federation". It is also noted that prior to coming into force of normative legal acts of the State Customs Committee of Russia issued with a view of realization of new edition of the Customs code of the Russian Federation, normative and other legal acts of the State Customs Committee of Russia, issued before 31.12.2003 remain valid in the part not contradicting new edition of the Customs code of the Russian Federation.

Regulations of the Central Bank of the Russian Federation № 258-Å "On the procedure for providing to the authorized banks documents and materials confirming legality of currency transactions effected with non-residents under international contracts by residents, and the procedure of the control over currency transactions by the authorized banks " effective since June 1, 2004 are specified among the statutory acts that have come into force.

As the most part of acquired telecommunications equipment is imported or made of component parts of foreign manufacture, change of the customs Rules and customs duties can result in certain risks

for the Issuer associated with rise in prices of acquired equipment.

Russian customs legislation is subject to varying interpretations and frequent changes. Recent events in the Russian Federation show that the interpretation of the customs legislation by the customs authorities can be very strict. As a result, tax authorities may challenge transactions and accounting principles, not claimed by them before, and the Company may be assessed additional taxes, penalties and interest which can be significant. Tax books remain open to review by the tax authorities for three years. Under certain conditions, even earlier periods may be audited.

New Customs code has reduced the risks associated with the procedures of customs registration and customs supervision. The new code is based on the provisions of the new edition of Kyoto treaty on simplification and harmonization of customs procedures; it eliminates contradictions and discrepancies of the provisions of the previous Customs code with civil, tax and administrative legislations.

Effect of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included):

The main risks are connected with regulatory uncertainty in the telecommunications sector due to new Federal Law "On Telecommunications" effective since January 1, 2004.

A number of statutory acts regulating licensing of telecom services is under development stage, and the existing by-laws do not fully correspond to the requirements of the new law. At the moment the management of the Issuer cannot predict the effect these risks on the Issuer's business.

Risks of changes in judiciary practices on the matters relating to the Issuer's activity (including on licensing matters) which can have an adverse effect on its performance results as well as the results of the current litigations in which the Issuer is a participant:

Changes in court practices on the matters relating to the Issuer's activity are possible due to coming into force of the new law "On Telecommunications". Such changes in court practices are possible in favor of both the Issuer and its opponents. There is also a risk of occurrence of new kinds of litigations.

Changes in court practices on the matters relating to the Issuer's activity cannot affect essentially its performance results, as well as the results of the current lawsuits of the Issuer with the third parties as the current lawsuits have no adverse effect on the Issuer's core activity (volume of claims against the Issuer under the existing lawsuits is insignificant in proportion to its total turnover).

At present main legal risks are associated with uncertainties in legal regulation of separate kinds of services and conditions of economic activities in the telecommunications sector after coming into force since January 01, 2004 of Federal law № 126-FZ "On Telecommunications". More than 30 statutory acts regulating various operations in the sphere of rendering telecom services should be developed and accepted in connection with the new Law. But till now such statutory acts are under development stage, and the existing by-laws do not fully correspond to the requirements of the new law.

2.5.5. Risks connected to the Issuer's activity

Company-specific risks, including:

Risks related to the current litigations in which the Issuer is a participant:

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 814,306 thousand rubles as of December 31, 2005.The Issuer negotiates with representatives of the Ministry of Finance of the Russian Federation on re-structuring of the specified debts.

In 4Q2005 "UTK" PJSC registered a claim in Moscow Arbitration court demanding to declare invalid the decision of tax bodies, namely, Decision N 9 of 16 December 2005 resulting in back-tax claim N198 (ref. N58-11-09/7257) of 21 December 2005 issued to "Southern Telecommunications Company" PJSC. According to the Decision underpaid taxes amounted to 677,979,856.04 rubles and the amount of penalties interest made 240,261,304.64 rubles; the underpaid taxes and penalties should be paid till 30 December 2005.

Risks concerning a possibility of prolongation of the Issuer licenses:

In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service. The period of "UTK" PJSC licenses expires at different times in the range of the years 2005 - 2012 and can be prolonged after submitting an application to the Federal Communication Supervision Service. "UTK" PJSC has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve higher costs, and possibly a restriction of the communication service zone. If the Issuer is unable to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of communication services making the largest segment in the Company's earnings is four to nine years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Risks concerning a possibility of prolongation of the Issuer's licenses for use of objects having limited circulation (including natural resources):

At present such risks are considered as minimal.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries:

Total amount of liabilities of the Issuer for third parties' debts, including in the form of a pledge or a guarantee, makes 2,351,275.12 ths rubles as of 31 December 2005.

Risks related to liabilities of the Issuer for the debts of its subsidiaries are minimal, as the Issuer has no right to give obligatory instructions for subsidiaries (such right is not stipulated by the charters of subsidiaries or by the contracts with them).

Risks associated with possible loss of customers accounting for more than 10 percent of the Issuer's total revenue from sale of products (works, services):

There are no customers accounting for more than 10 percent of the Issuer's total revenue from sale of products (works, services). Therefore, there are no risks associated with possible loss of such customers.

Other risks:

Article 47 of Federal Law № 126-FZ «On communications» changing the procedure of providing telecom services to residential customers entitled to special discounts came into force in 2005. Since January 2005 special discount customers must pay in full for telecom services rendered to them. Later, their expenses must be compensated directly from the budget of a corresponding level. The Issuer's management believes that monetization of benefits will allow the Company to reduce this type of receivables.

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's registered name

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name:

PJSC "UTK"

The registered name of the Issuer is not similar to the name of any other legal entity.

The registered name of the Issuer is not registered as a trademark or a service mark.

Information about the previous Issuer's full and abbreviated registered names and legal organizational forms, dates and grounds of the changes.

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name: ***PJSC "UTK"***

Date of change: ***28.06.2001***

Grounds for the change:

Resolution of the General Shareholders' Meeting of "Kubanelectrosvyaz" Open Joint –Stock Company of 30.05.2001 on making amendments in the Charter about renaming the Company into Public Joint –Stock Company "Southern Telecommunications Company"(registered by the Registration Chamber of Krasnodar №16048 of 28.06.2001).

Issuer's full registered name:

Open Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: ***"Kubanelectrosvyaz" OJSC***

Date of change: ***06.06.1996***

Grounds for the change:

Bringing the Issuer's legal-organizational form to conformity with the Civil Code of the Russian Federation on the basis of the Minutes of the General Shareholders' Meeting of 22.05.1996 (The changes were registered by the Registration Chamber of Krasnodar № 2893 of 06.06.1996).

Issuer's full registered name:

Open-type Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: ***"Kubanelectrosvyaz" OJSC***

Date of change: ***20.05.1994***

Grounds for the change:

Open-type joint-stock company "Kubanelectrosvyaz" was founded according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

3.1.2. Data on the State Registration of the Issuer:

Date of the Issuer's state registration: ***20.05.1994***

No. of the certificate of the state registration (or any other document confirming the state registration of the Issuer): ***series A № 494***

State registration number: ***186-p***

Authority of state registration: ***Registration Chamber of Krasnodar***

Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Date of registration: ***02.08.2002***

Number of the certificate: ***series 23 № 003062350***

State registration number: ***1022301172112***

Name of registering authority: ***Interregional inspectorate on the largest taxpayers of the Ministry of Taxes and Fees of the Russian Federation for Krasnodar Krai.***

3.1.3. History of Issuer's Foundation and Development

The Issuer has existed for 11 years and 4 month since the date of its state registration.

The Issuer has been established for an unlimited period.

Public Joint Stock Company "Southern Telecommunications Company" was founded as open joint-stock company "Kubanelectrosvyaz" by Committee on management of the state property of the Krasnodar Territory according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

20.05.1994. "Kubanelectrosvyaz" OJSC was registered by the Decree of the Head of Krasnodar Administration №186-p as a legal successor of the state-run telecom enterprise of the Krasnodar Territory "Rossvyazinform".

Since January 1997 UTK shares have been traded in RTS Stock exchange. At present ordinary shares of "UTK" PJSC are included in RTS quotation list A2, preference shares – in RTS quotation list B.

05.02.1998. Level 1 ADR program was established. UTK ADRs representing its shares are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX Borse AG, Vienna.

07.03.2001. Ordinary and preference shares of "UTK" PJSC are included in the list of securities, which can be subjects of transactions concluded through the Moscow Interbank Currency Exchange (MICEX).

21.05.2002 "UTK" PJSC shares are included in the list of securities, which can be subjects of transactions through NP " Saint Petersburg Stock exchange".

30.05.2001. General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC approved the resolution on introducing changes into the Company's Charter regarding renaming the Company into Public Joint Stock Company "Southern Telecommunications Company" (registered by Krasnodar Registration Chamber, № 16048 of 28.06.01).

31.10.2002. On the basis of the resolution of the General Shareholders' Meeting of "UTK" PJSC (former "Kubanelectrosvyaz" OJSC) approved on 21 December 2001 "Southern Telecommunications Company" PJSC was reorganized through merger of the following companies into it as branches:

"Volgogradelectrosvyaz"OJSC;

"KabBalktelecom" OJSC;

"Karachaevo-Cherkesskelectrosvyaz" OJSC;

"Svyazinform" OJSC, Astrakhan Region;

"Sevosetinelectrosvyaz" OJSC;

"Electrosvyaz of Adygeia Republic" OJSC;

"Electrosvyaz" OJSC, Kalmykia Republic;

"Rostovelectrosvyaz" OJSC;

"Electrosvyaz" OJSC, Stavropol Territory;

21.01.2003. Joint Extraordinary General Shareholders' Meeting of "UTK" PJSC was held completing the process of the Company's formal reorganization.

18.12.2002 "Southern Telecommunications Company" PJSC was assigned corporate governance score (CGS) of "CGS-5.2" by international rating agency "Standard & Poor's". "Standard & Poor's" believes that governance practices at "UTK" PJSC are improving rapidly.

29.09.2003. The international rating agency "Standard & Poor's" raised corporate governance score (CGS) of "Southern Telecommunications Company" PJSC ("UTK" PJSC) to "CGS-5.6» from "CGS-5.2".

28.05.2004 Russian Institute of Directors and Expert RA Rating Agency consortium ("RID-Expert RA") assigned its "B++" national rating of corporate governance to "Southern

Telecommunications Company" PJSC. The assigned rating confirms that "UTK" PJSC does not break the requirements of the Russian legislation in the sphere of corporate management and follows the main recommendations of the Code of corporate conduct by the FFMS.

22.11.2004. Standard & Poor's Ratings Services lowered its corporate governance score (CGS) on the Company from 'CGS-5+' to 'CGS-5'. The Russia national scale CGS on the Company was also lowered from 'CGS-5.6' to 'CGS-5.2'.

24.12.2004. Standard & Poor's Ratings Services lowered its corporate governance score (CGS) on the Company from 'CGS-5' to 'CGS-4'. The Russia national scale CGS on the Company was also lowered from 'CGS-5.2' to 'CGS-4.4'.

31.01.2005 The rating agency «Expert RA» in cooperation with the Russian institute of directors confirmed its national scale B++ rating assigned to "UTK" PJSC.

24.08.2005 The rating agency «Expert RA» performed monitoring of the Company's corporate governance practices and confirmed its national scale B++ rating assigned to "UTK" PJSC on January 31,2005.

29.11.2005 The Krasnodar krai Government rewarded winners of the contest of 2004 annual reports among Kuban open joint-stock companies. 52 companies took part in the contest. "UTK" PJSC has become a winner in two nominations: « The best information disclosure» and «The best sector report »

01.12.2005 "UTK" PJSC was the first in the nominations "The Best information disclosure for investors " and "The Best information disclosure for customers " at VIII Annual competition of annual reports and corporate sites organized within the framework of the Federal Investment Forum in Moscow.

05.12.2005 Standard & Poors Governance Services raised its corporate governance score (CGS) on Southern Telecommunications Company to CGS-4+ from CGS-4. At the same time, Standard & Poors raised its Russia national scale CGS on the company toCGS-4.6 from CGS-4.4.

14.12.2005 Annual Report of "UTK" PJSC has become a winner in the nomination "Internet" at VII Contest "Best annual reports of Russian companies" organized by the rating agency «Expert RA». Annual reports were analyzed and estimated and short-lists were formed in strict accordance with methodology specially developed and approved by company "PricewaterhousCoopers". 95 Russian companies took part in the contest. The decision was made by the commission of experts including representatives of state bodies and largest news agencies, directors of sock exchanges and investment banks as well as leading experts of consulting and design companies.

30.06.2005. Public Joint –Stock Company "Southern Telecommunications Company" held its annual General Shareholders' Meeting in the form of joint personal presence of shareholders.

The list of persons entitled to participate in the Annual General Shareholders' Meeting was made up on the basis of the register of shareholders as of May 11, 2005.

The agenda of the annual General Shareholders' Meeting:

- *Approval of annual report, annual financial statements including income statement and distribution of profits and losses on the basis of the reported fiscal year 2004 financial results.*
- *Approval of 2004 dividend size, its payment form and schedule under each category of shares.*
- *Election of the members to the Company's Board of Directors.*
- *Election of the members to the Company's Auditing Commission.*
- *Approval of the Company's Auditor for the year 2005.*
- *Determination of the size of annual remuneration to be paid to the members of the Board of Directors.*
- *Introduction of amendments and additions to the Company's Charter.*
- *Introduction of amendments and additions to the Company's Statute on the Board of Directors.*
- *Introduction of amendments and additions to the Company's Regulations on the*

procedure for conducting a General Shareholders' Meeting.

- *Termination of the Company's participation in the Association of Telecom Companies of the Volga Region, the Iskra Association of Federal Business Service Network Operators, Union of communication equipment manufacturers and consumers*

The main purpose of "UTK" PJSC is to gain revenues from providing services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio, paging services, offering communication channels for rent and other kinds of telecommunication services.
"UTK" PJSC mission is to provide Southern regions of Russia with full range of integrated telecom services of high quality that will enrich living standards of the work collective and the whole society.

The Company's activity is aimed at:

- *integrating customers in common global infocommunication area;*
- *promoting mutual understanding between people, development of business and personality;*
- *creating conditions for professional promotion;*
- *participating in formation of high-performance economy of Russia.*

The licensed area of "UTK" PJSC covers 519.6 thousand sq. km. (3.5 % of territory of Russia) with population of 18.76 million people (12.92 % of the population of Russia). According to 1H2005 results "UTK" PJSC share in total volume of regional revenues of telecommunications sector makes 36.5%. The main competitive advantage of "Southern Telecommunications Company" PJSC in the telecom market of the South of Russia is based on usage of unique infrastructure resources and technical means of the traditional operator, allowing to provide customers with maximal range of telecom services. After the reorganization "UTK" PJSC got the opportunity to use common information area, optimal planning and development of inter-regional communication networks for reduction of the services' cost price that would permit to obtain price leading position and to increase profitability.

3.1.4. Contact information

Seat of the Company: ***66, Karasunskaya Str., Krasnodar, 350000***
Phone: ***(861) 253-20-56***
Fax: ***(861) 253-25-30***
E-mail: ***operator@mail.stcompany.ru***
URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: ***http://www.stcompany.ru/investor/openinfo***

Information about the special team of the Issuer (third person) working with the Issuer's shareholders and investors:
Securities Department:
Location: ***66, Karasunskaya Str., Krasnodar, 350000***
Phone: ***(861) 259-25-38, 253-02-07***
Fax: ***(861) 253-19-69***
E-mail: ***v.omelchenko@mail.stcompany.ru, ocb@mail.stcompany.ru***
URL of the page in Internet: ***http://www.stcompany.ru/investor/openinfo***

3.1.5. Taxpayer Identification Number

TIN of the Issuer: 2308025192

3.1.6. Issuer's branches and representative offices

Changes in the structure of the Issuer's branches and representative offices, which have taken place in the accounting quarter:

A new acting director of the branch "Volgogradelectrosvyaz" was appointed in the quarter under report:

Name: ***"Volgogradelectrosvyaz"***
Location: ***9, Mira St., Volgograd, 400131***
Established: ***8.01.2002***
Director: ***Nikolai Vladimirovich Martynenko***
Power of Attorney is valid till: ***31.12.2006***

3.2. Basic Business Activities of the Issuer

3.2.1 Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:

64.20	*64.20.11*	*64.20.12*	*64.20.2*	*64.20.21*
64.20.22	*64.20.3*	*74.83*	*92.20*	*22.22*
22.15	*45.31*	*45.21.4*	*45.21.3*	*51.70*
51.65.5	*52.48.15*	*52.48.39*	*55.23.2*	*55.51*
85.11.2				

3.2.2 Basic Economic Activities of the Issuer

This information shall not be included in the quarterly report for the 4th quarter.

3.2.3. Basic Types of Products (Works, Services)

This information shall not be included in the quarterly report for the 4th quarter.

3.2.4. Raw materials and the Issuer's suppliers

This information shall not be included in the quarterly report for the 4th quarter.

3.2.5. Issuer's Products (Works, Services) Sales Markets

General information on the Issuers sales markets:

Territory of the Southern federal district of the Russian Federation (except for Chechen Republic, Ingushetia and Dagestan).

Possible adverse factors that may affect the sales of the Issuer's products are:

- ***rapid development of cellular services; their share in 9m2005 total volume of regional revenues of telecommunications sector (according to the preliminary results) stood at 57%.***
- ***keen competition among Internet providers.***
- ***expected increase of competitive activity in the sphere of new technologies and value-added services taking into account high level of potential competitiveness.***

Actions of the Company's management in case of occurrence of adverse factors:

The Company s management regularly exercises monitoring and control over the most important indices of the Company's business efficiency in the sphere of economic, financial, technical and marketing policies to make forecasts and quickly respond for occurrence and/or strengthening the influence of various negative factors. Strategic and medium-term plans of the Company's development are being worked out in the context of pessimistic estimations thus providing additional safety factor in case of crisis situations. Yearly the Company corrects the

forecasts of economic development and marketing strategy on the basis of performance results for the last reporting period and analysis of the changes of the conditions of the Company's activity.

3.2.6. Data on Availability of the Issuer's Licenses:

Data on the Issuer's licenses excluding licenses for provisions of communication services (see clause 3.2.10 hereof).

№	License number	Date of issue	Valid till	Licensing authority	Activity category	The Issuer's forecast about the license extension probability
1	GS-3-23-02-21-0-2308025192-001423-4	12.04.2002	12.04.2007	State Committee of the Russian Federation for Construction and Housing and Communal Services	Design of buildings and facilities of the I or II levels of responsibility according to national standard	positive
2	GS-3-23-02-22-0-2308025192-001425-4	12.04.2002	12.04.2007	State Committee of the Russian Federation for Construction and Housing and Communal Services	Construction of buildings and facilities of the I or II levels of responsibility according to national standard	positive
3	397	14.02.2003	14.02.2008	Administration of State Security Service of the Russian Federation in the Krasnodar Territory	Execution of works using information being a State secret	positive
4	LF/ 07- 4704	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on technical maintenance of cryptographic hardware	positive
5	LF/ 07- 4705	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Providing cryptographic services	positive
6	LF/07 - 4703	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the	Activities on distribution of cryptographic hardware	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	The Issuer's forecast about the license extension probability
				Russian Federation		
7	1148M	19.04.2004	14.09.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	Measures and services on state secret protection	Positive
8	08/05	12.01.2005	12.01.2008	Department of Education and Science of the Krasnodar kray government	Educational activities according to educational programs specified in the Annexes to the license	positive
9	EV-30-000291	08.06.2005	08.06.2010	Federal Service for Environmental, Technological and Nuclear Supervision	maintenance of dangerous (explosive) industrial objects	positive
10	467	08.01.2004	08.01.2009	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	positive

3.2.7.The Issuer's joint activity

The Issuer's joint activity with other organizations:

The joint activity of "UTK" PJSC in the person of its branch "Electrosvyaz of Adygeia Republic" with "Vestelcom" CJSC.

Amount of investments: ***9,494 thousand rubles (during the period of joint activity)***

Purpose of investments: ***joining property and efforts for construction of Republican Telecommunications House in Maikop, combined digital AMTS/ATS, digital superimposed network, further joint commercial operation of this network.***

2004 financial result from investments: ***3,858 ths rubles***

4Q2005 financial result from investments: ***no data because this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year***

3.2.8.Extra Requirements for Issuers Being joint-stock investment funds or insurance companies

The Issuer is not an investment fund or insurance company.

3.2.9. Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations

The Issuer is not involved in mining operations.

3.2.10. Extra Requirements for Issuers Whose Key Activities Consist in Provision of

Communication Services

a) Licenses for rendering telecom services

License: ***000641/000753***

Date of issue: ***01.11.1996***

Validity period: ***till 13.05.2007***

Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***

Kinds of telecom services: ***This license certifies the right to use a conformance mark of the certification system;***

The Certificate verifies that:

- The technical base of TV programs production of «The Thirty Seventh TV channel » of Novocherkassk telecommunications center of UTK's branch "Rostovelectrosvyaz" is designed for creating and broadcasting programs for local telecasting;

- The technical base of radio programs production of «Oktava radio channel» of Novocherkassk telecommunications center of UTK's branch "Rostovelectrosvyaz" is designed for creating and broadcasting monophonic sound programs with a nominal frequency range of 40... 15 000 Hz

meets the requirements of normative documents: GOST 19871-83, GOST 18471-83, GOST 11515-91, OST 58-18-96 (part. 1 "Teleproduction"), to technical bases of TV centers of quality group III as regards the equipment (Addenda A to the Certificate); OST 58-18-96 (part II "Radio production")to technical bases of radio centers of the quality group "Oa" (Addenda B to the Certificate)

Types of networks allowed to be used: ***public communication network***:

The Licensee is obliged to ensure conformity of technical base of TV and radio programs production to requirements of the by-laws, according to which it has been certificated, as well as marking it with a conformance mark in the established order. The License is obliged to suspend (stop) using the conformance mark in case of suspension (cancellation) of the certificate and (or) suspension (cancellation) of this license.

The list of equipment of the technical production base (Appendix A to the certificate)

Reportage equipment: video camera Panasonic M9500; video camera Panasonic AG-DP200E.

Equipment room for editing: video recorder Panasonic NV-HS800, editing station personal computer + Pinnacle DV-500 board.

Equipment room for on-air transmission: output server personal computer + Pinnacle DV-500 board, video mixer Panasonic WJ-MX30, transcoder DSC-542.

The list of equipment of the technical production base (Appendix B to the certificate)

Mackie1402-VLZPro panel, recording and reproducing hard disk, computer + Creative Sound Blaster board, microphone ATTR 1001

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***not applicable***

License: ***24058***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of long-distance and international telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The license authorizes "UTK" PJSC (the Licensee) to provide long-distance and international telephone communication services via a public network in the territories of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions using the Licensee's payphones and call offices.

The Licensee's total installed network capacity shall be at least 11,044 payphones and 2,318 call offices. Payphones and call offices of the Licensee shall be connected to local telephone networks at the subscriber device level

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24059***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of telegraph communication services (receiving, sending and delivering of telegrams, services of AT/Telex network)***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The telegraph communication services shall be provided using the Licensee's engineering facilities. The installed capacity of the telegraph switching and transmission facilities owned by the Licensee should ensure full meeting of the demand for telegraph communication in the licensed area.

The Licensee's telegraph communication equipment may be connected to a public telegraph network (TG-P) at the level of terminal devices and message switch centers.

AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the Issuer documenting the information on the transmitting subscriber terminal, time of sending, and text of the telegram.

The licensed area covers Adygeia, Kabardino-Balkaria, Kalmykia – Khalmg Tangch, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***23899***

Date of issue: ***04.10.2002***

Validity period: ***till 04.10.2012***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local and intra-zone telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) shall provide to its network users access to local and intra-zone telephone communication services via a public network as well as telephone services using engineering facilities of intelligent network.

The total installed capacity of the Licensee's communication network shall be at least 4,097,600 numbers, of which in the territory of the Republic of Adygeia 73,900 lines, Kabardino-Balkaria 270,000 lines, Kalmykia 64,000 lines, Karachaevo-Cherkessia 86,200 lines, Severnaya Osetia - Alania 148,500 lines; Krasnodar kray 1,500,000 lines, Stavropol Kray 547,400 lines; Astrakhan region 192,100 lines, Volgograd region 540,000 lines and Rostov Region 675,500 lines.

Long-distance exchange of the Licensee's communication network shall be connected to the RF public communication network at the long-distance and international telephone network level in compliance with technical requirements of OJSC Rostelecom.

Subscriber lines of public telephone networks shall not be used as connecting lines.

Users located outside the licensed area may be connected to the Licensee's intelligent network according to specifications of the operators licensed to provide long-distance telephone communication services via a public network.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***17012 (with addenda № 1)***

Date of issue: ***25.01.2001***

Validity period: ***till 25.01.2006***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Krasnodar, Sochi, Tikhoretsk, Belorechensk, Kropotkin, Tuapse, Gulkevichi and the village of Dinskaya of the Krasnodar Kray.

Maximum number of subscribers to the Licensee's network is 1,500. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume.***

License: *24076*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Krasnodar, Sochi, Tikhoretsk and Gulkevichi of the Krasnodar Kray.

Maximum number of subscribers to the Licensee's network is 1,500. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24077*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Rostov-on-Don, Morozovsk, villages of Matveev Kurgan, Oblivskaya and Bagaevskaya of the Rostov Region.

The number of subscribers to the Licensee's network is 640. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330

MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24078***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the territory of the Stavropol Kray.

The number of subscribers to the Licensee's network is 200. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24079***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the city of Nalchik of the Kabardino-Balkarian Republic.

The number of subscribers to the Licensee's network is 1,000. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24080***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services in the territory of the Astrakhan Region.

The number of subscribers to the Licensee's network is 120. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24081***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the city of Vladikavkaz of the Severnaya Osetia - Alania Republic.

The number of subscribers to the Licensee's network is 200. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24082***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services of the public network in the city of Maikop of the Adygeia Republic.

The number of subscribers to the Licensee's network is 100. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *24083*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: *provision of mobile radio telephone communication services*

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services of the public network in the city of Volgograd of the Volgograd region.

The number of subscribers to the Licensee's network is 4,000. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *24056*

Date of issue: *24.10.2002*

Validity period: *till 24.10.2007*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: *provision of data transmission services*

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

Data transmission services shall be provided using the licensee's data transmission network. The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 173,905 users (of which, at least 124,250 users by the end of 2003).

The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

The Licensee's data transmission equipment may be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, to the AT/Telex telegraph network, as well as communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an interconnection agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24060***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***leasing out communication channels***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:
"UTK" PJSC (the Licensee) is authorized to provide to users local, long-distance channels and communication paths, TV program and audio broadcasting channels, and physical circuits for telecommunication signal transmission in the territory of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

Communication channels include local, long-distance channels and communication paths, TV program and audio broadcasting channels, physical circuits for telecommunication signal transmission.

The total number of tone frequency channels (primary digital channels), including digital chains, arranged by the licensee shall be at least: in the territory of the Republic of Adygeia 150, Kabardino-Balkaria 227, Kalmykia 248, Karachaevo-Cherkessia 140, Severnaya Osetia - Alania 483; Krasnodar kray 4,800, Stavropol Kray 889; Astrakhan region 626, Volgograd region 404 and Rostov Region 1,347.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24807***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of wired network sound broadcasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) is authorized to provide wired network sound broadcasting via wired networks in the territories of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

The Licensee's network is designed for broadcasting audio programs of Russian national and state-owned regional companies. Other programs may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.

The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24057***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of telematic services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory of:

Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics;

Krasnodar and Stavropol Krays;

Astrakhan, Volgograd, Rostov Regions

Provision of telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference. The Licensee's telematic service installed subscriber capacity shall provide for connection of at least 83,191 users, of which, at least 32,480 users by the end of 2003).

The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 4,596 simultaneous conversations, at least 1,120 of them - by the end of 2003. The number of users simultaneously participating in an audio or video conference session shall be at least 130. Number of PKPs (public telematic service centers) by the end of the license term of validity shall be at least 265, of which at least 152 by the end of 2003).

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***2251(with addenda № 1)***

Date of issue: ***01.08.1996***

Validity period: ***till 01.08.2006***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of cellular radio telephone communication services in the range of 900 MHz***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

This license authorizes the Licensee to build and operate 900 MHz (SPS-900) cellular radio communication network in the licensed territory using GSM equipment. The Licensee's communication network shall form a part of the Russian Federation integrated cellular network SPS-900 (federal network SPS-900).

The installed capacity of the network, and the percentage of coverage of the area specified in this license, subject to a sufficient allocated frequency resource supported by the project, shall be at least: 500 lines and 10%, respectively, as of 31.12.1997; 1,500 lines and 40%, respectively, as of 31.12.2000; 3,000 lines and 100%, respectively, as of 31.12.2006.

The Licensee's activity aimed at integration of the SPS-900 network built thereby with foreign GSM-standard networks shall be approved by the RF Ministry of Communication and Information Technologies, or by a body authorized by the Ministry.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***22716***

Date of issue: ***04.10.2002***

Validity period: ***till 19.12.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local telephone services using radio access facilities***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

This license authorizes "UTK" PJSC (the Licensee) to provide local telephone services via a public network using radio access facilities in the territory of Severnaya Osetia - Alania Republic.

The network shall be built using radio access facilities operated in the radio frequencies 828-831 MHz and 873-876 MHz on the basis of CDMA-technology.

The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 10,000 users, provided a sufficient frequency resource is allocated. By the end of the third year of operation the Licensee must ensure the percentage of coverage of at least 50% of the territory stated in the license.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *22743*

Date of issue: ***04.10.2002***

Validity period: ***till 19.12.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local telephone services using radio access facilities***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

This license authorizes "UTK" PJSC (the Licensee) to provide local telephone services via a public network using radio access facilities in the territory of the Rostov region.

The network shall be built using radio access facilities operated in the radio frequencies 828-831 MHz and 873-876 MHz on the basis of CDMA-technology.

The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 34,710 users, provided a sufficient frequency resource is allocated. By the end of the third year of operation the Licensee must ensure the percentage of coverage of at least 50% of the territory stated in the license.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume.***

License: ***7601***

Date of issue: ***02.09.2003***

Validity period: ***till 05.02.2008***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services in radio broadcasting (on-air broadcasting)***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Novocherkassk of the Rostov region and the adjacent localities.

Total broadcasting volume shall be 112 hours (100 %), of which national programs make 100%. Retransmission of the radio program « Radio-Southern Region» takes 80%, own programs occupy 20%, including social and political programs 7%, economic programs 2%, historical programs 2%, cultural programs 2%, musical and entertainment programs 6%, children's programs 1%. Advertising shall occupy no more than 20% of total broadcasting volume a week.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***7602***

Date of issue: ***02.09.2003***

Validity period: ***till 20.02.2008***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services in telecasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Novocherkassk of the Rostov region and the adjacent localities.

Total telecasting volume shall be 112 hours a week, of which 50% are national programs and 50% are foreign programs. Retransmission of TNT channel takes 75%, own programs occupy 25%, including social and political programs 10%, economic programs 5%, cultural programs 6%, musical and entertainment programs 2%, children's programs 2%. Advertising shall occupy no more than 20% of total telecasting volume a week.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***34188***
Date of issue: ***25.08.2005***
Validity period: ***till 25.08.2010***

Authority issuing the license: ***Federal Service of Supervision in the Field of Communication***

Areas of activities: ***provision of communication services for cable broadcasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Krasnodar and the adjacent localities.

The license holder shall start providing communication services no later than 25.08.2007.

The license holder shall ensure that the subscriber is provided with the following:

- ***access to the licensee's communication network;***
- ***delivery of TV and sound programs via the cable TV network from the transmitting device to the user (terminal) equipment.***

The licensee's cable TV network may be used, provided the interference immunity standards are complied with and provided interferences of radio electronic devices operating in compliance with the Table of Bandwidth Assignment to Services of the Russian Federation in the frequency band from 3 kHz to 400 kHz are precluded.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

b) Communication networks

Physical communications networks used by the Issuer for provision of telecom services:

Operating digital, quasi-electronic, crossbar and step-by-step (1.2%) telephone exchanges, "UTK" PJSC uses inter-zonal and local communication networks to render telecom services. As at 1 January 2006 installed capacity of urban telephone network reached 3,232.3 ths lines including 2,165.36 ths digital lines and 1, 066.94 analog lines. Thus, digitization level of urban TN constituted 67%.

Installed capacity of rural telephone network reached 1023.37 ths lines including 491.68 ths digital lines and 531.69 ths analog lines. Thus, digitization rate of rural TN constituted 48.05%.

Total installed capacity of urban and rural telephone networks reached 4,255.68 ths lines with digitization level of 62.44 %.

"UTK" PJSC operates 12 automatic long-distance telephone exchanges with equipped capacity level being 93.5% including 96.44% - in zonal networks.

Characteristics of leased channels:

"UTK" PJSC leases both digital and analog channels and trunk lines from other operators. The following typical digital links and channels are being leased: primary digital link (PDL) with transfer rate of 2048 Kb/s, main digital links (MDL) with transfer rate of 64 Kb/s, digital channels with transfer rate of nx64 Kb/s. Analog telephone voice-frequency channels (v f of 0.3-3.4 кHz), primary and secondary analog links are leased.

The Issuer leases channels and links from:

"Rostelecom" OJSC, "Transtelecom" CJSC, "Volgograd – GSM"CJSC, "Volgotranstelecom" CJSC, "Volgarechsvyaz" FGUP, "Volzhskaya GES" OJSC, "Svyaztransneft" OJSC, "Volgotelecom" CJSC, "Astrakhan-GSM" CJSC, "Dontelecom" CJSC, "Mobicom-Kavkaz"

CJSC, "YugSvyazService" LLC, "Rostovskaya Sotovaya Svyaz" CJSC, "Rostovenergo" OJSC, "Russian railways" OJSC, "Kubtelecom" LLC, "Mobile TeleSystem GSM" OJSC.

Terms of lease contracts:

Terms of lease are usually 1 year with the next prolongation. Less links and channels are leased for the term of from several days to several months.

3.3. Plans of Issuer's Future Operation

According to the Company's budget for 2006 approved by the Board of Directors (Minutes № 20 of 13 December 2005) "Southern Telecommunications Company" PJSC expects to generate 2006 total revenue of RUR 15,914 mln which is down 12% over 2005 estimated results. Revenues from core activity (sale of telecom services) are to be decreased by 15.6% to RUR 15,051.8 mln including from local telephony – RUR 8,405 mln, from long-distance telephony – RUR 2,943.7 mln, from value-added services – RUR 1,710 mln (representing a 16.6%-increase over 2005E). Decrease in 2006 revenues is attributable to liberalization of long-distance market.

One of the main directions of "UTK" PJSC business activity in order to increase revenues, raise the Company's business efficiency and strengthen its financial position is the increase in number of basic telephone sets. "UTK" PJSC is actively developing its communication network and increasing its number capacity. In 2006 the numbering capacity of 125,337 lines is to be put into operation and the number of basic telephones is to increase by 43,496 sets. Total installed capacity is expected to reach 4, 286.16 thousand lines at the end of 2006.

When planning revenue structure the Company gives preference to growth of value-added services' share. Internet broadband access, IP telephony and VPN services are the most profitable and promising now. UTK's main task for 2006 is to strengthen its position in the market of perspective and higher-margin services and to increase VAS share in total revenue structure in order to raise the Company's business efficiency.

Implementation of 2006 investment plan will allow to increase the digitization rate to 63,58%, equipped number capacity level – to 95.2%.

The Company's development plans are supported by 2006 plan of capital expenditures, which provide for RUR 1,699.9 mln of capital investments and about RUR 2,613 mln of basic assets to be put into operation.

2006 investments will be funded mainly from the Company's own funds.

Medium-term strategic directions of "UTK" PJSC development:

- *to strengthen the Company's leading positions in the fixed-line market; by the end of 2006 to increase UTK's share in regional fixed line market revenue to at least 84 %;*
- *to retain UTK's aggregate share in SFD telecommunications revenues of at least 34%;*
- *meeting the solvent demand for key telecom services by increase of equipped number capacity;*
- *development of public Internet-access center, connection of regional data transmission networks to Internet;*
- *introduction of intelligent services;*
- *improvement of corporate client service, formation of optimal bundle of services for corporate clients;*
- *equipping public communication centers with conferencing equipment, selling services to corporate users, active target advertising;*
- *to increase the Company's share in the value-added services market to at least 50%*
- *to increase VAS share in total 2006 revenues to at least 10%*
- *to increase the Company's share in the business market segment to at least 55%*
- *to stir up the Company's investment and marketing activities in priority local regions*

Long-term strategic directions of "UTK" PJSC development:

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services;*
- *maximization of the Company's profitability;*
- *optimal tariff policy taking into consideration interests of the Company and its shareholders;*
- *pressing marketing policy;*
- *hard control of expenditures' volume;*
- *improvement of corporate management*

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

Sources of future revenues:

The main sources of future revenues are rendering telecommunications services (providing value-added services, growth of the volume of long-distance traffic).

3.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

The Issuer does not participate in any industrial, banking and financial groups, holdings, concerns and associations

3.5. Issuer's subsidiaries and associates

1) **Full registered name:** "Armavirskiy zavod svyazi" Closed Joint–Stock Company

Abbreviated name: "Armavirskiy zavod svyazi"ACJSC

Location: 1a, Urupskaya Str., Armavir, Krasnodar Krai, 352903

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cable production

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results, the Issuer is one of the main consumers of the plant's production.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bizyaeva Natalia Petrovna	1977	none	none
Belov Yuri Nikolaevich	1942	0.0003	none
Kuskov Vasiliy Grigoryevich	1947	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Stasyuk Vladimir Yaroslavovich (Chairman)	1954	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kuskov Vasiliy Grigoryevich	1947	none	none

2) **Full registered name:** "Yugsvyazstroy" Closed Joint –Stock Company

Abbreviated name: "Yugsvyazstroy" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: construction services

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results. "Yugsvyazstroy" CJSC is one of the main contractors for construction of communication facilities.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Stasyuk Vladimir Yaroslavovich (Chairman)	1954	none	none
Valeri Ivanovich Kurennoy	1954	none	none
Bizyaeva Natalia Petrovna	1977	none	none
Dyban Oksana Valerievna	1979	none	none
Vladimir Eduardovich Skoblikov	1972	none	none

Personal membership of the collective executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Valeri Ivanovich Kurennoy	1954	none	none

3) **Full registered name:** "Health-care center "Orbita" Open Joint –Stock Company

Abbreviated name: "Orbita" OJSC

Location: Olginka, Tuapse district, Krasnodar Territory, 352840

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: recreation services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Olga Yurievna Polulyakhova (chairman)	1970	none	none
Julia Alexandrovna Kushavina	1974	none	none
Dmitry Georgievich Lyakh	1978	none	none
Mikhail Gennadievich Kaminsky	1979	none	none
Natalia Petrovna Bizyaeva	1977	none	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Konstantin Vladimirovich Yevtushenko	1969	none	none

4) Full registered name: ***"Intmashservice" Limited Liability Company***

Abbreviated name: ***"Intmashservice" Ltd.***

Location: ***8, Golubinskaya Str., Volgograd, 400131***

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: ***100 %***

Share of the subsidiary or associate in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock owned by the subsidiary and/or associate: ***no such share***

Basic areas of business of the company: ***Maintenance and repair of communication facilities***

The company's importance for the issuer's business activity*:* ***business activity of the company is insignificant in respect to consolidation of financial results. "Intmashservice" Ltd. provides to the Issuer the services on delivery of messages, construction services, services on maintenance of cash registers as well as services on production of products for construction and major overhaul of linear - cable facilities.***

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Diyanov Gennady Dmitrievich	1960	0.00044	0.00052

5) **Full registered name:** "Faktorial-99" Limited Liability Company

Abbreviated name: "Faktorial-99" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Share of the subsidiary or associate in the Issuer's authorized capital: 0.00005%

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Trading and agency, consulting services.

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Krukhmalev Andrey Vladimirovich	1970	none	none

6) **Full registered name:** "UTK-Finance" Limited Liability Company

Abbreviated name: "UTK-Finance" LLC

Location: 66, Karasunskaya Str., Krasnodar, 350000

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: financial operations

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results, but significant in respect to structuring of the bond issues.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Skoblikov Vladimir Eduardovich	1972	none	none

7) **Full registered name:** "Kuzminov Stavtelecom" Open Joint –Stock Company

Abbreviated name: "Kuzminov Stavtelecom" OJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: local telephone services (urban and rural)

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bekasov Kirill Borisovich (chairman)	1959	none	none
Sapelkina Galina Nikolaevna	1953	none	none
Zavyazkin Roman Alexeevich	1974	0.00001	none
Panasenko Vyacheslav Illarionovich	1943	none	none
Lazarenko Pavel Stepanovich	1934	none	none
Nefyodov Igor Yevgenievich	1962	0.00009	0.00012
Dubchuk Vitaliy Ivanovich	1957	0.00014	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Bizyaeva Natalia Petrovna	1977	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zemtsev Alexander Vladimirovich	1957	0.00203	0.0019

8) **Full registered name:** Closed Joint –Stock Company TV and radio broadcasting company "Foton"

Abbreviated name: CJSC TRK "Foton"

Location: 30, Zheleznodorozhnaya Str., Krasnodar, Krasnodar krai, 350033, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50.5 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50.5%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: provision of services of air, cable, satellite and air-cable TV and TV broadcasting.

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Komov Nickolay Fedorovich (chairman)	1954	0,00006	0.00007
Kim Ivan Valeryevich	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Shestopalova Marina Nikolaevna	1966	none	none
Erdnieva Yana Aleksandrovna	1979	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bogachev Alexander Nickolaevich	1953	none	none

9) **Full registered name:** Company with Limited Liability Creative Association "Accent"

Abbreviated name: OOO TO "Accent"

Location: 68, Krasnoarmeiskaya Str., Krasnodar, Krasnodar krai, 350000, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 51 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 51%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: provision of services of air, cable, satellite and air-cable TV and TV broadcasting.

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shestopalova Marina Nickolaevna (chairman)	1966	none	none
Kim Ivan Valeryevich	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Naboka Larisa Igorevna	1967	none	none
Sporchich Oksana Anatolievna	1976	none	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zabotina Adelina Valentinovna	1967	none	none

10) **Full registered name:** "Volgograd-GSM" Closed Joint –Stock Company

Abbreviated name: "Volgograd-GSM" CJSC

Location: 13d, Kommunisticheskaya Str., Volgograd, Russian Federation, 400131

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: 0,0150%

Share of the Issuer's common stock owned by the subsidiary and/or associate: 0,0040%

Basic areas of business of the company: cellular services of GSM-900/1800 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Malyarenko Arthur Nikolaevich (co-chairman)	1974	0.00106	0.00009
Skoblikov Vladimir Eduardovich	1972	none	none
Kiryushin Gennadi Vasilyevich (co-chairman)	1949	none	none
Tareeva Larisa Valeryevna	1977	none	none
Girev Andrei Vitalyevich	1973	none	none
Skvortsov Boris Vladimirovich	1941	none	none

Personal membership of the collegiate executive body:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich (chairman)	1948	none	none
Yushkin Sergei Vasilievich	1968	none	none
Bychenkova Tatiana Vyacheslavna	1957	none	none
Popkov Sergey Viktorovich	1961	none	none
Krutov Sergey Borisivich	1961	none	none
Taldikin Dmitri Vladimirovich	1972	none	none

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich	1948	none	none

11) **Full registered name:** "Stavropolskaya Sotovaya svyaz" Closed Joint–Stock Company

Abbreviated name: "SSS" CJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pshenichnaya Lyudmila Ivanovna	1948	0.00375	0.00078
Vladimir Eduardovich Skoblikov	1972	none	none
Ivan Ivanovich Ignatenko	1975	none	none
Bizyaeva Natalia Petrovna	1977	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Lyakh Dmitriy Georgievich	1978	none	none

Term of office of these members of the Board of Directors expired, except for the cases stipulated by the current legislation (item 1 of Article 66 of the Federal Law «On Joint –Stock Companies»).

The new members of the Board of Directors have not been elected.

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Churkin Valeriy Viktorovich	1960	none	none

12) **Full registered name:** "TeleRoss-Volgograd" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Volgograd" CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: providing cellular services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kudryavtsev Alexander Georgievich (co-chairman)	1954	none	none
Arefyev Alexey Viktorovich	1965	0.00081	0.00047
Skoblikov Vladimir Eduardovich (co-chairman)	1975	none	none
Patoka Andrey Yevgenievich	1969	none	none
Bolotin Stanislav Semyonovich	1948	none	none
Dubchuk Vitaliy Ivanovich	1957	0.00014	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Marshanin Viktor Andreevich	1955	none	none

13) **Full registered name:** “TeleRoss-Kubanelectrosvyaz” Closed Joint –Stock Company

Abbreviated name: “TeleRoss-Kubanelectrosvyaz” CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer’s common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: building and operation of corporate communication network providing services of urban local and long-distance telephony.

The company’s importance for the issuer’s business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Sergey Nikolaevich Basanets	1951	0.00037	0.00049
Kudryavtsev Alexander Georgievich (co-chairman)	1954	none	none
Alexander Petrovich Shipulin	1953	0.00665	none
Moskalev Valery Anatolievich (co-chairman)	1962	none	none
Patoka Andrey Yevgenievich	1969	none	none
Butenko Anatoliy Ivanovich	1947	none	none

Personal membership of the collegiate executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yelistratov Boris Yakovlevich	1947	0.01284	0.013

14) **Full registered name:** "ZanElCom" Closed Joint –Stock Company

Abbreviated name: "ZanElCom" CJSC

Location: 7/2, Novolesnaya Str., Moscow, 103055, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 45 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 45%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Internet services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collegiate executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yermokhin Andrey Dmitrievich	1954	none	none

15) **Full registered name:** "Yug-Giprosvyaz" Limited Liability Company

Abbreviated name: "Yug-Giprosvyaz" LLC.

Location: 67, Gagarin Str., Krasnodar, 350062

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 24 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: technological designing of communication facilities including trunk engineering networks

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results, but it is important in respect to organization of the process of construction of communication networks, because "Yug-Giprosvyaz" LLC is one of the Issuer's main designers.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kurashova Valentina Viktorovna	1952	none	none
Semin Aleksei Vitalievich (Chairman)	1963	none	none

Loshmanov Yevgeniy Valeryevich	1961	none	none
Stasyuk Vladimir Yaroslavovich	1954	none	none
Serbina Olga Vladimirovna	1961	0.00003	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Serbina Olga Vladimirovna	1961	0.00003	none

16) **Full registered name:** "Telekinokompaniya IR" Closed Joint –Stock Company

Abbreviated name: "Telekinokompaniya IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz, RSO-A, 362007

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 23.5 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 23.5%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Commercial broadcasting of TV and radio programs

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bizyaeva Natalia Petrovna	1977	none	none
Gioyev Vladislav Akhmetkhanovich (chairman)	-	none	none
Tabolov Sergey Soltanbekovich	1972	none	none
Kabisova Irina Khazbievna	1974	none	none
Obukhan Mikhail Ivanovich	1952	none	none

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Dzheliev Robert Akhsarbekovich	1949	none	none

3.6. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening

3.6.1. Fixed Assets

This information shall not be included in the quarterly report for the 4th quarter.

IV. Information about the Issuer's financial and economic performance

4.1. Results of the Issuer's financial and economic activity

This information shall not be included in the quarterly report for the 4th quarter.

4.2. Liquidity of the Issuer

This information shall not be included in the quarterly report for the 4th quarter.

4.3. Amount, Structure and Sufficiency of Issuer's Equity and Working capital

4.3.1. Amount and Structure of Issuer's Equity and Working capital

Description	31.12.2005*
Authorized capital, RUR	1,297,779,000
Authorized capital according to the Company's Charter, RUR	1,297,779,000
Total value of the Issuer's shares repurchased by the Issuer for their future resale (transfer)	0
The Issuer's reserves formed from the Company's profit, RUR	-
Additional paid-in capital reflecting increase of assets value after revaluation, RUR	-
Difference between the sale price (price of distribution) and par value of the Company's shares resulted from selling the Company's shares at the price higher than their nominal value, RUR	-

** The values not specified in the above table are shown on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.*

Structure and amount of the Issuer's current assets in accordance with its financial accounts:

Structure and amount of the Issuer's current assets are not shown because this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.

Sources of financing the Issuer's circulating assets:

Sources of financing the Issuer's circulating assets are not shown because this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.

The Issuer's policy on financing the Issuer's working capital:

The Issuer tries to minimize the current accounts payable, which makes it possible to ensure smaller liquidity risk and greater total efficiency. Such strategy requires usage of long-term liabilities and own capital for financing most part of working capital.

Factors that may result in changing the policy of financing the circulating assets

- ***actions aimed at reduction of accounts receivable, decrease of the stock level, acceleration of the circulating assets turnover;***

- *growth of market prices of working stock and other kinds of inventories;*
- *financial risks associated with the change of interest rates caused by possible alteration of refinancing rates of the Central Bank of the Russian Federation;*
- *change of prices on services provided by the Issuer.*

Probability of such factors' occurrence:

- *the Issuer's policy on assets management regarding receivables and stock is aimed at reduction of their level and turnover period. Possibility of negative influence of the given factor on financing the working capital is estimated as low;*
- *cost of bank credits and the rate of refinancing of the Central Bank of the Russian Federation have a downward tendency. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;*
- *prices of inventories used by the Issuer in its business activity are not liable to the sudden ups and downs of the market. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;*
- *the Issuer's marketing strategy is aimed at broadening its activity in the market sectors with non-regulated prices and tariffs. Possibility of adverse effect of the given factor on financing the working capital is estimated as low.*

4.3.2. The Issuer's financial investments

This information shall not be included in the quarterly report for the 4th quarter.

4.3.3. Issuer's Intangible Assets

This information shall not be included in the quarterly report for the 4th quarter.

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

The Issuer's expenses in the field of scientific and technical development in the reporting period preceding the expiry date of the previous reporting period, in respect of licenses and patents, new designs and research at the expense of the Issuer's own funds in such reporting period.

In the context of the policy of technical development "UTK" PJSC obtains and maintains the licenses necessary for providing full range of telecom services to potential and existing customers.

Data on creation and obtaining the legal protection by the Issuer of the basic objects of the intellectual property (including data on the date of issue and termination of patents for invention, utility model and industrial model, on the state registration of trade marks and service marks, names of the place of products' origin):

1) Certificate of trade mark (service mark) № 243488
Registered in the State Register of trade marks and service marks of the Russian Federation on April 15,2003.
Period of validity - 10 years
Holder of right: "UTK" PJSC
The main direction of the trademark's usage is its usage when rendering all kinds of services by the Issuer, protection of the registered name of the Company, creation of strong advertising brand. Results of usage: Making the Company more recognizable, the Company's positioning in the telecom market

2) Computer-based billing system ASR "KURS"
Conformance certificate № OS/1-ST-170 issued on 9.08.2001 by the Ministry for Communications of the Russian Federation, valid till 9.08.2004.
Purpose: automation of business accounting.
The Issuer intends to extend the certificate.

3) Software ASU BUKHUCHOT
Contract № 1-97 of 5.03.1997 with the company "Kubaninformholding" for right of software usage (date of registration 31.07.1999). Contractual time is 10 years. Purpose: automation of business

accounting.

Risk associated with the possibility of withdrawal of the certificate on usage of trademarks:

The main risks are connected with regulatory uncertainty in the telecommunications sector due to new Federal Law № 126 "On Telecommunications" of July 7, 2003, effective since January 1, 2004. A number of statutory acts regulating licensing of telecom services is under development stage, and the existing by-laws do not fully correspond to the requirements of the new law. At the moment the management of the Issuer cannot predict the effect of these risks on the Issuer's business.

4.5.Analysis of the Development Trends in the Sector of the Issuer's Principal Activity

During many years telecom sector of Russia has a growing tendency of industrial and economic activity. It demonstrates increase of solvent demand for telecom services and growth of volume of the provided telecom services. Investment activity of the telecom sector is increasing against the background of economic growth in all telecom market segments.

In 1H03 process of reorganization of Svyazinvest holding structure completed and resulted in creation of seven interregional telecom companies which could be compared with East-European operators of fixed communications. Completion of the legal procedure of reorganization of Svyazinvest subsidiaries has become an initial phase of reforming telecom sector. At present corporate restructuring of the consolidated telecoms is being carried out.

The basic tendencies in telecommunications sector within the next few years will be the following:

- ***transition to time-based billing system for local outgoing calls;***
- ***fundamental improvement of tariff policy;***
- ***increase of a technical level of public telephone systems.***

The Federal Tariff Service has set new tariffs for local and intercity telephone calls in the Republic of Adygeia, Republic of Kabardino-Balkaria, Republic of Kalmykia, Republic of Karachaevo-Cherkessia, Republic of the North Osetia-Alaniya, the Astrakhan region, the Volgograd region, the Krasnodarsky krai, the Rostov region, and Stavropolsky krai (orders by FTS head №№376-c10 and 375-c9, dated August 17, 2005).effective since September 1, 2005.

The monthly subscriber's rental was raised on average by 20% for residential customers and 15% - for businesses. In order to restrict cross-subsidizing and taking into consideration sizable decrease in growth rate of long-distance traffic volume, the FTS of Russia took a decision to cut the long-distance connection rates for individuals and legal entities by average of 4.1%.

According to the adopted decision on local tariffs growth and on simultaneous decrease in long-distance tariffs, the average increase in tariffs has made 8.2%.

The communication industry's segment in GDP is constantly increasing (2001 – 2.1%, 2002 – 2.4%, 2003 – 2.9%), which corresponds to the following absolute values: 2001 – RUR 183.9 bln, 2002 – RUR 217.6 bln, 2003 – RUR 385.8 bln.

In 2004 the RF communication market volume rose 37 % to 540 billion rubles. Share of communication and IT sector in gross domestic product reached 5 % in 2004.

According to estimates of the RF Ministry of economic development and trade for 2005, the volume of telecom services provided by telecom companies to national economy and population (including connection fees and traffic transit) increased by 21.2 % over a year-ago. Gross domestic product for the same period (according to estimates of the RF Ministry of economic development and trade) increased by 6.4 %.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key points here are to bring telecom tariffs to the level of economically justified costs and to minimize cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to put an end to its subsidizing by long-distance and international telephony. "Svyazinvest" PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Federal Anti-Monopoly Service of the Russian Federation.

Main factors of the Issuer's tariff income growth in medium-term outlook will be the following:

- ***Growth of local tariffs;***

- *Increase of long-distance traffic per line due to improvement of the residents' standard of living and growth of revenues from business sector;*
- *Considerable increase in number of communication lines in operation and as a result growth of telephone density in the country;*
- *Growth of revenues from value-added telecom services especially from providing Internet access, because this market segment is characterized by low satiety level.*

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of waiting lists for installation of telephone sets and increase of level of network digitization.

Development of the Issuer's business corresponds to the general development tendencies of the telecommunications sector.

Key factors influencing telecommunications sector:

– change in sector regulations by state (including price-formation policy on regulated telecom services, availability of licenses, implementation of the sector's reform);

– general condition of national economy, as telecommunications being an infrastructural industry, is very sensitive to such changes.

Key highlights of the Issuer:

In 2004 the Company had positive results: [u1]

– 2004 revenue increased 24% over 2003 mainly due to DLD and ILD traffic growth, local tariff (monthly subscriber fee) increase and subscriber base enhancement;

– EBITDA is up 25.3% over 2003;

– Outstanding debt decreased by 0.63%;

– labor productivity is up 29%.

Revenues from:

– local telephony increased by 23%;

– long-distance telephony grew by 13%.

The Issuer's business development is in line with the industry's overall trends.

Grounds for the received activity results (satisfactory and unsatisfactory results in the opinion of the Issuer):

Telecommunications sector development corresponds to common positive trends in the Russia economy. The sector has been developing dynamically during the last several years: new technologies and new services have appeared; solvent demand for telecom services has increased. The Issuer's activity is aimed at providing full range of telecom services to wide circle of customers.

Factors and terms having effect on the Issuer's activity and its performance results:

The main risk factors of the Issuer's activity:

1) The most recent version of the federal law "On Telecommunications" came into effect on 1 January 2004. It determines the authority that various branches of the government exercise over the regulation of the telecommunications sector. The law can increase a degree of regulation of the Issuer's business. Till the moment of approval of the corresponding normative acts, the period of contradictions and uncertainties relating to different interpretation of the Law by regulating authorities is inevitable.

Pursuant to the new Law the Company is obliged to establish equal status of connection of communication networks and pass-through of traffic for telecom operators providing similar services and to render to these operators services on connection and pass-through of traffic on the same conditions and of the same quality as for its own structural divisions and affiliated persons.

In addition, according to the new Law "On Telecommunications" a subscriber (natural person) has the right to choose form of payment for local telephone calls: monthly subscriber fee or time-based

billing system of payment.

The management cannot predict effect of the new Law on the Company activity.

2) Running processes of integration of alternative telecoms in large holdings.

Forecast concerning duration of the specified factors and conditions:

It is difficult to predict the duration of the main adverse factors because it is impossible to determine the period of validity of the main law regulating activity in telecommunications sector. Integration process of alternative operators is very dynamic and it will be continued for several more years.

Actions undertaken by the Issuer and actions which the Issuer plans to undertake in the future for effective usage of the given factors and conditions:

The Issuer is going to make advantage of its main competitive strengths.

Actions taken by the Issuer and actions which the Issuer plans to undertake in the future in order to diminish negative effect of factors and conditions influencing the Issuer's business:

The Issuer takes and plans to take the following actions:

– development of cable TV. High quality of video transmission, a lot of digital, analog and satellite channels to any taste and availability of many additional services, such as high-speed Internet access, IP telephony, telex, intruder and fire alarm systems and others, attract great number of customers;

– rendering of new additional service under the brand "DiSeL-TV" in the Krasnodar krai for broadband Internet subscribers using ADSL2 + technology. "DiSeL-TV" bundle includes 33 TV channels with digital quality of video and audio signals. In future the Company plans to extend a list of TV channels for viewing and to provide video upon request;

–further improvements in range and quality of offered services as well as in customer service in order to attract new clients including large corporate clients.

Essential events / factors which can have a negative effect on the opportunity of the Issuer to receive similar or better future results than those received in the last accounting period. Probability of occurrence of such events (factors):

Among major factors are liberalization of long-distance market and privatization of Svyazinvest. However it is not obviously possible at the moment to estimate the size and influence of the given factors. The probability of their occurrence is high in 2006-2007.

In future the main negative effect is expected from strengthening of competition especially with mobile operators. Probability of the situation that mobile operators will be strong competitors is very high, since they are actively building up their presence in all regional markets.

Main existing and potential competitors of the Issuer in the sphere of its core activity including foreign ones. Competitive capacity factors of the Issuer with the description of a degree of their influence on competitive power of products (jobs, services).

As of 1 January 2006 451 telecom operators operated in the territory of the Southern Federal District, 117 of them being Internet-providers, 174 – providers of local and long-distance telephone services. But main competitors of "Southern Telecommunications Company" PJSC in SFD telecom market are cellular operators. 46 cellular operators representing 13 trademarks operate in the Company's licensed territory.

In spite of high level of competition "UTK" PJSC maintains major market share of traditional fixed-line services. According to 2005 preliminary results total market share of "UTK" PJSC in the aggregate SFD fixed- line market constituted 82%.

According to 2005 estimates UTK's share of regional telecom market was:

- ***93% - local telephony;***
- ***90% - long-distance telephony;***
- ***48% - value-added telecom services.***

As a whole UTK's market share was estimated at 35.4% in 2005.

"Southern Telecommunications Company" PJSC states the following priority tasks:

- *Introducing new technologies and services being in line with market development trends and meeting customers' real requirements*
- *Making value-added services more competitive*
- *Developing integrated data networks (multi-service networks) in the Southern Federal District*
- *Introduction and deployment of pre-paid universal service cards throughout the licensed territory of "UTK" PJSC.*
- *Technical realization of intra-regional service roaming.*
- *Provision of bundle services.*

Priority services provided by the Issuer are the following:

- *Broadband Internet access*
- *Call-center services*
- *Intelligent services*
- *Services of multimedia and multi service networks (including digital cable TV and IP-TV)*
- *Content services*
- *Construction of VPN*

One of the priorities in the service sphere is introduction and further development of pre-paid service cards including universal cards, development of "self-service" system, as well as development of the content to be accessed by subscribers through various information access channels (Internet, E-mail, SMS, WAP, IVR, operators of the Contact-center).

Market shares of the Issuer and its competitors for the last five fiscal years in opinion of the Issuer:

Name	Country of registration	Volume of sold products, RUR thousand (2002-2005)	Market share, %			
			2002	2003	2004	2005E
The Issuer	Russia	57,379,743.20	45.0	46.0	39.6	35.4
Cellular operators	Russia	69,549,061.82	34.5	41.7	51.5	56.7
Other operators	Russia	15,887,732.24	20.5	12.3	8.9	7.9

Analysis of the factors of the Issuer's competitive capacity:

- *the table shows estimations of competitive power of "UTK" PJSC and its competitors: cellular and fixed line operators, Internet and IP-telephony providers;*
- *quantitative estimations of the factors of the competitive capacity shown in the table represent aggregate average estimations received from end users of services;*

- ***Bottom-line value of the competitive capacity of the Issuer is calculated taking into consideration a rate of importance of such factors.***

Description	**Rating of the factor importance**	**Issuer**	**Fixed-line operators**	**Cellular operators**	**Internet and IP providers**
Convenience of location (distribution system)	0.1	4.2	3.4	4.6	3.7
Price	0.2	3.9	3.5	3.4	3.3
Quality of products	0.25	4.1	3.7	4.0	3.3
Service rapidity	0.15	4.1	3.6	4.3	3.6
After-sale service	0.15	4.1	3.5	4.3	3.8
Consumer properties of services	0.15	4.5	3.7	4.5	4.0
Closing value of the company's competitive capacity		**4.1**	**3.6**	**4.1**	**3.6**

Essential events / factors which can improve the Company's performance results:

General economic growth in Russia and increase of the telecommunications sector share in Gross Domestic Product has a positive effect on the Company's activities.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

V. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies

Structure of the Issuer's governing bodies and their terms of reference in accordance with its Charter:

Structure of the Issuer's governing bodies in accordance with its Charter:

- ***General Shareholders' Meeting is the Company's supreme governing body.***
- ***Board of Directors is a collegiate governing body exercising general management of the Company's activity.***
- ***Management Board is a collegiate executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.***
- ***General Director is the personal executive power exercising management of the Company's current activity.***

Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting.

The General Shareholders' Meeting is entitled to take a decision on pre-term termination of the Board of Directors' powers. Such resolution may be approved only in regard to all members of the

Company's Board of Directors simultaneously.

In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors shall be legal till the next Annual General Shareholders' Meeting.

Quantitative membership, personal structure of the Management Board is to be approved by the Board of Directors' resolution upon proposal of the General Director and the members of the Company's Board of Directors. Board of Director has the right to adopt resolution on early termination of powers of the members of the Management Board.

General Director is appointed by the Board of Directors of the Company. General Director acts on behalf of the Company without Power of Attorney. General Director acts as the Chairman of the Company's Management Board. General Director has the right to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter.

General Director presides at the General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

Board of Directors of the Company is entitled to adopt the resolution on pre-term termination of powers of General Director and on cancellation of the Employment Agreement with him

The General Shareholders' Meeting's terms of reference according to the Company's Charter cover:

1) making amendments and additions to the Company's Charter and approving the Charter's new edition (except for the cases falling under the Federal Law "On Joint Stock Companies"), in which cases decisions may be taken by at least three quarters of voting shareholders attending the General Shareholders' Meeting);

2) the Company's reorganization that shall be voted in favor of it by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

3) the Company's liquidation, appointment of a liquidation commission and approval of a preliminary and final liquidation statements that shall be voted in favor of them by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

4) election of the Board of Directors' members by a cumulative voting;

5) early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

6)definition of the number, nominal value, category (type) of the Company's declared shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

7) increase of the Company's authorized capital by increasing the shares' nominal value that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

8) increase of the Company's authorized capital by placing additional shares by public subscription, should the number of additional shares exceed 25 percent of the Company's ordinary shares having been previously placed, in which case a decision shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

9) increase of the Company's authorized capital by placing additional shares by close subscription, in which case a decision shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

10)reduction of the Company's authorized capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares in order to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

11) election of the members of the Company's Auditing Commission and early termination of their powers in which case a decision shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

12) appointment of the Company's auditor, in which case a decision shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;

13) approval of the Company's annual reports, balance sheets, income and loss statements, distribution of profits and losses including dividend payment (declaration). The decisions in these cases shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;

14) procedures for conducting a General Shareholders' Meeting, in which case a decision shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

15) split-up and consolidation of the Company's shares, in which cases decisions shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

16) taking resolutions on approval of transactions with vested interests; such resolutions shall be passed in the cases and in the procedure specified in Article XI of the Federal law "On Joint Stock Companies";

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to placement (sale) of the Company's ordinary shares by subscription and transactions related to placement of issued securities convertible into ordinary shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) participation in holding companies, financial and industrial groups, associations and other commercial entities, that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

20) placement by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are placed by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares exceeding 25 percent of the previously placed ordinary shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) decision on compensation, at the Company's expense, of the costs of preparation and conduct of an extraordinary General Meeting of the Shareholders of the Company in the case when the Board of Directors, against the effective laws of the Russian Federation, did not take a decision on convening of an extraordinary meeting, and such meeting is convened by other persons. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

22) relieving of a person who has acquired, independently or jointly with his affiliates, 30 or more percent of the placed ordinary shares of the Company, of the obligation to buy shares from other Shareholders of the Company. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting, except for the votes on the shares owned by such person and his affiliates;

23) delegating the authority of the Company's individual executive body to a managing organization or a manager , that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

24) other matters stipulated by the Federal law "On Joint Stock Companies" and this Charter.

General Shareholders' Meeting shall have the right to take decision on issues specified in subparagraphs 2,7,8,9,15-19,23 of the Charter exclusively when presented by the Board of Directors. In this case, other persons authorized under the effective laws of the Russia Federation to enter items on the agenda of the annual or extraordinary General Shareholders Meeting shall not demand that the Board of Directors enter the above matters on the agenda of the meeting.

The General Shareholders Meeting may not review or make decisions on matters that are outside its frame of reference as defined by the Federal Law "On Joint Stock Companies".

Board of Directors' terms of reference according to the Company's Charter:

1) setting of priorities in the activity of the Company, and in particular, approval of the annual budget, budgets for medium- and long-term periods, strategies, and development programs of the Company, making changes in the indicated documents, consideration of the results of their implementation;

2) preliminary approval of the operations exceeding the scope determined by the Company's annual budget;

3) convocation of the annual and extraordinary General Shareholders Meetings, except for the cases provided for under paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";

4) approval of the General Shareholders' Meeting's agenda;

5) setting record date for shareholders entitled to attend a General Shareholders' Meeting, and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;

6) preliminary approval of the Company's annual report;

7) increase of the Company's authorized capital by placing by the Company of additional shares within the number of declared shares as defined by this Charter, except for the cases provided for under subparagraph 8,9 of paragraph 12.2. hereof;

8) placement by the Company of bonds or other issued securities in cases, where under the terms of placement of such bonds or other issued securities, they are not convertible into the Company's shares;

9) placement by the Company of bonds or other issued securities convertible to shares, if such bonds (or other issued securities) are placed by public subscription, where such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares amounting to 25 or less percent of the previously placed ordinary shares;

10) pricing (cash evaluation) of property and the price of placement and redemption of issued securities in cases provided for by the Federal Law "On Joint-Stock Companies";

11) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption approval of resolutions on issue of securities, security issue prospectus, reports on the results of issuance of the Company's

securities, reports on the results of purchasing the Company's shares for the purpose of their redemption;

12) acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company Registrar and of the terms of the contract therewith as well as taking resolutions on the cancellation of the contract therewith;

14) recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;

15) use of the Company's reserve fund and other funds;

16) approval of the internal document of the Company regulating the procedures for internal control over its financial and business operations;

17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor and the amount payable to the Auditor for its services;

18) approval of the Provisions on structural subdivision of the Company performing the functions of internal control, approval of nominees to the post of its head as well as consideration of other issues, the resolution on which shall be taken by the Board of Directors in accordance with the Provisions on the indicated subdivision;

19) approval of transactions related to purchase, alienation or possible alienation by the Company, directly or indirectly, of property, the value whereof ranges from 0.5 to 25 percent of the book value of the Company's assets as of the latest reporting date determined from its accounting data;

20) approval of transactions related to purchase, alienation or possible alienation by the Company, directly or indirectly, of property, the value whereof ranges from 25 to 50 percent of the book value of the Company's assets as of the latest reporting date determined from the financial statements, except for transactions effected as part of the Company's usual business, transactions related to placement (sale) by subscription of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company;

21) approval of interested- party transactions in cases provided for under Chapter XI of the Federal Law "On Joint-Stock Companies";

22) determination of the basic principles of the Company's organizational structure;

23) setting-up subsidiaries, opening representative agencies, their liquidation and approval of the Provisions on them;

24) preliminary agreement on the nominees to the posts of directors of subsidiaries and representative agencies and relieving of managers of the indicated structural subdivision of their posts;

25) approval of annual budgets, development strategies and programs, making changes in the indicated documents, consideration of the results of their implementation;

26) nomination of the Company's individual executive body (General Director), determination of his term of office and early termination of his powers;

27) election (re-election) of Chairman of the Company's Board of Directors and the Vice-chairman;

28) forming a collegiate executive body (Management Board), determination of its term of office as well as early termination of authority of members of the Management Board;

29) agreement on combination by the person performing the functions of the individual executive body of the Company, members of the Management Board of the Company of the posts at the managing bodies of other organizations;

30) permitting the person acting as individual executive body of the Company to combine jobs holding a paid post at other organizations;

31) formation of standing or temporary (for resolving certain matters) committees of the Board of Directors, approval of Provisions thereon;

32) appointment and dismissal of the Company's Corporate Secretary, approval of the Provisions on the Corporate Secretary and the office of the Company's Corporate Secretary;

33) approval of the terms of contracts (additional agreements), concluded with the General Director, members of the Management Board, directors of branches and representative offices, head of the Company's separate division executing functions of internal control, Corporate Secretary; as well as consideration of matters, the resolutions on which shall be taken by the Board of Directors in accordance with the abovementioned contracts;

34) taking decisions on participation (joining as a participant, termination of participation, change in the participation share) of the Company in other organizations by buying, selling shares, shares of other organizations as well as by making additional contributions to the authorized capital of these organizations;

35)taking decisions on participation of the Company in non-profit organizations, except for the cases provided for under sub-paragraph 18, paragraph.12.2 of the present Charter, by joining as a participant, termination of participation, making additional contributions (installments) related to the Company's participation in non-profit organizations;

36) taking decisions on items of the agenda of the General Meetings of subsidiaries (supreme governing bodies of other organizations), of which the Company is the sole participant;

37) determination of the procedure of the Company's interaction with organizations in which the Company is a shareholder;

38) approval of the internal documents (document) regulating principles of information disclosure about the Company, procedures for using confidential information about the Company's operations and transactions»;

39) approval of the Corporate Governance Code of the Company, making amendments and additions into it;

40) approval of other internal documents of the Company, in addition to those provided for under paragraph 13.4 of the present Charter, regulating matters within the competence of the Board of Directors of the Company, except for internal documents, the approval of which is assigned by the Company's Charter to the competence of the General Shareholders meeting and executive bodies of the Company;

41) approval of the procedure for risk management in the Company»;

42) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter.

Matters within the frame of reference of the Board of Directors of the Company shall not be delegated for resolution to the collegiate or individual executive body of the Company.

Terms of reference of the Management Board according to the Company's Charter:

1) *developing proposals on the main trends of the Company's activities including draft annual budgets, budgets for the medium- and long-term periods, Company's development strategies and programs, proposals on making changes to the aforementioned documents;*

2) *making decisions on matters being within the terms of reference of supreme governing bodies of the non-profit organizations where the Company is the sole founder (stockholder), except for the non-profit organizations which supreme governing body is formed without participation of the founder (participant);*

3) *developing the Company's social and personnel policy;*

4) *approving the internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;*

5) *preparing materials and draft resolutions on the matters to be considered by the Company's Board of Directors, except for the issues submitted for consideration in accordance with the legislation of the Russian Federation and the Company Charter with indication of the fixed time of their consideration by the Board of Directors making impossible their preliminary examination by the Company's Management Board, as well as when it is necessary to take an urgent decision on the matters presented for consideration to the Company's Board of Directors as agreed with the Board Chairman;*

6) *organizational and technical support of the activity of the Company bodies;*

7) *developing technical, economic, financial and tariff policy of the Company and its branches.*

8) *developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;*

9) *determining the methodology of planning, budgeting and controlling of the Company and its branches;*

10) *developing security policy of the Company and its branches;*

11) *determining the procedure for allotting assets to a branch and withdrawing the assets owned by a branch;*

12) *determining the quantitative structure of the branches' collegiate executive bodies, appointing their members, early termination of their powers, approving The Provisions on the collegiate executive body of a branch;*

13) *preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions;*

14) *approving terms of contracts (additional agreements), concluded with the members of the collegiate executive bodies of the branches, deputy directors, chief accountants of the branches and representative offices, as well as examining issues to be approved by the Management Board in accordance with the aforesaid contracts;*

15) *approving quarterly budgets of the branches, making changes to the indicated documents;*

16) *analysis of operation of structural divisions of the Company, detached units included, and development of mandatory guidelines for improvement of their operation;*

17) *approving internal document regulating matters referred to the competence of the Company's Management Board except for the documents subject to approval by the General Shareholders' Meeting and the Board of Directors of the Company.*

18) *approval of organizational structure of the Company including its principal functions*

The Management Board can also take decisions on other matters of the Company's current business by assignment of the Board of Directors or by presentation of the General Director of the Company.

Terms of reference of the General Director according to the Company's Charter:

1) ***making decisions on the matters not referred by the Charter to the competence of the Company's General Shareholders' Meeting, Board of Directors and Management Board,***
2) ***acting as the Chairman of the Company's Management Board,***
3) ***General Director acts on behalf of the Company without Power of Attorney representing the interests of the Company, concluding transactions on behalf of the Company, approving staff, issuing orders and giving instructions mandatory for all the Company's employees;***

Data on availability of the Issuer's internal document setting the rules of corporate conduct and ethics (Corporate Governance Code).

Corporate Governance Code of "UTK" PJSC (Appendix № 1)
was approved by the Issuer's Board of Directors (Minutes № 44 of May 25, 2004) and amended and restated by UTK's Board of Directors on May 25, 2005 (Minutes № 36 of May 25, 2005).

URL of Internet site for public access to full text of Corporate Conduct (governance) Code of the Issuer:

http://www.stcompany.ru/investor/docs

Data on amendments introduced in the Issuer's Charter and other bylaws regulating activity of the Issuer's bodies in the last accounting period:

No amendments were introduced to the Charter and other bylaws regulating activity of the Issuer's bodies in the period under report.

Internet-page where the full text of the valid version of the Issuer's Charter and the by-laws regulating the operation of the Issuer's management bodies is published for free access:

http://www.stcompany.ru/investor/docs

5.2. Information on the Members of the Issuer's Governing Bodies

Personal membership of each of the Issuer's governing bodies specified in item 5.1 of the quarterly report (except for the participants of the General Shareholders' Meeting):

5.2.1. Members of the Board of Directors of the Issuer:

Kuznetsov Sergey Ivanovich (Chairman)

Year of birth: ***1953***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	Closed Joint –Stock Company "PeterStar"	General Director
2001 - 2003	OJSC "Rostelecom"	General Director, Chairman of the Management Board
2001 - 2003	Non-governmental pension fund "Rostelecom-Garantiya"	Member of the Board of the Fund
2001 - 2003	OJSC "Svyazinvest"	Member of the Management Board
2001 - 2004	CJSC "Globalstar- Kosmicheskie telekommunikatsii"	Member of the Board of Directors

Period	Company	Position held
2001 - 2004	OJSC "RTComm.RU"	Member of the Board of Directors
2001 - 2004	CJSC "Telmos"	Member of the Board of Directors
2002 - 2003	CJSC "Interfax-Telecom"	Member of the Board of Directors
2002 - 2004	OJSC "Rostelecom"	Member of the Board of Directors
2003 - 2003	OJSC "RTC-Leasing"	Chairman of the Board of Directors
2003 - 2004	"North-Western Telecom" OJSC	General Director, Chairman of the Management Board
2003 - 2005	Inter-regional commercial bank of telecommunications and informatics development (OJSC)	Member of the Board of Directors
2004 - 2004	"North-Western Telecom" OJSC	Member of the Board of Directors
2004 - 2004	NP "CIPRT"	Member of the Board of the Partnership
2004 – till now	OJSC "Svyazinvest"	First Deputy General Director, Member of the Management Board
2004 - till now	OJSC "Telecominvest"	Member of the Board of Directors
2005 - till now	OJSC "Rostelecom"	Member of the Board of Directors
2005 - till now	"CentralTelecom" OJSC	Member of the Board of Directors
2005 - till now	"VolgaTelecom" OJSC	Member of the Board of Directors
2005 - till now	"UTK" PJSC	Chairman of the Board of Directors
2005 - till now	"Uralsvyazinform" OJSC	Chairman of the Board of Directors
2005 - till now	"Sibirtelecom" OJSC	Chairman of the Board of Directors
2005 - till now	"Dalsvyaz" OJSC	Chairman of the Board of Directors
2005 - till now	"Central Telegraph" OJSC	Chairman of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
2000-2001	"Artelecom" OJSC	Chief accountant

2002 -2002	"Yartelecom" OJSC	Member of the Board of Directors
2001 – 2005	"Svyazinvest" OJSC	Chief Accountant
2002-2002	"Artelecom" OJSC	Member of the Board of Directors
2003 – 2003	OAO AKB «Svyazbank»	Member of the Board of Directors
2002 – till now	OAO "MGTS"	Member of the Auditing Commission
2002 – 2005	"CenterTelecom" OJSC	Member of the Auditing Commission
2005 – till now	"CenterTelecom" OJSC	Chairman of the Auditing Commission
2003 – 2005	"Volgatelecom" OJSC	Chairman of the Auditing Commission
2003 – 2005	"Dalsvyaz" OJSC	Chairman of the Auditing Commission
2002 – 2005	"North-Western Telecom" OJSC	Member of the Auditing Commission
2002 – 2005	OAO "Rostelecom"	Member of the Auditing Commission
2005 – till now	OAO " Rostelecom "	Member of the Management Board
2005 – till now	"Svyazinvest" OJSC	Deputy General Director, Member of the Management Board
2005 – till now	"North-Western Telecom" OJSC	Member of the Board of Directors
2005 – till now	"VolgaTelecom" OJSC	Chairman of the Board of Directors
2005 – till now	OAO AKB «Svyazbank»	Member of the Board of Directors
2005 – till now	"UTK" PJSC	Member of the Board of Directors
2005 – till now	"Sibirtelecom" OJSC	Chairman of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Mikhail Borisovich Vasilyev

Date of birth: 1954

Education: higher education (Leningrad State University)

Posts held during the last 5 years:

Period	Company	Position held
1999 - till present time	Representative office of the company "NCH Advisors, Inc" in Saint Petersburg	Director
2000 - 2002	"Electrosvyaz" OJSC of the Kostroma Region	Member of the Board of Directors
2000 - 2003	OJSC "Raditshev Tannery"	Member of the Board of Directors
2000 - 2002	"Electrosvyaz" OJSC of the Ryazan	Member of the

Period	Company	Position held
	Region	Board of Directors
2000 - 2002	OJSC "Saratovelectrosvyaz"	Member of the Board of Directors
2000 – 2002	OJSC "Tambovskaya electrosvyaz"	Member of the Board of Directors
2002 - till present time	"Electroapparat" OJSC	Member of the Board of Directors
2000 – 2002	OJSC "Yarenergo"	Member of the Board of Directors
2001 - 2002	OJSC "Telekommunikatsionnie seti svyazi"	Member of the Board of Directors
2001-2002	"Electrosvyaz" OJSC of the Vologda Region	Member of the Board of Directors
2001 - 2004	"Abrasive Plant"Ilyich" OJSC	Member of the Board of Directors
2001 - 2005	"Bolshoy Gostiniy Dvor" OJSC	Member of the Board of Directors
2002 - till present time	"Arkhenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2004 - till present time	OJSC "Vladimir Energy Supply Company"	Member of the Board of Directors
2004 - till present time	OJSC "Kirovenergosbyt"	Member of the Board of Directors
2004 - till present time	OJSC "Penza Energy Supply Company"	Member of the Board of Directors
2004 - till present time	OJSC "Smolenskaya GRES"	Member of the Board of Directors
2005 - till present time	OJSC "Arkhangelsk generating company"	Member of the Board of Directors
2005 - till present time	OJSC "Kirovenergo"	Member of the Board of Directors
2005 – 2005	OJSC "TGK-5"	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Veremianina Valentina Fyodorovna
Year of birth: ***1966***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
2000 – 2003	Bank "MENATEP Saint Petersburg"	Legal expert of the branch in the city of Voronezh
2003 – 2004	OJSC "RTC-Leasing"	Deputy head of the section, Head of the section of the Legal Department
2004 – till now	"Svyazinvest" OJSC	Head of the section, Deputy Director of the Legal Department
2005 - till present time	"CenterTelecom" OJSC	Member of the Auditing Commission
2005 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2005 – 2005	OJSC "Svyazintek"	Chairman of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Gavrilenko Anatoliy Anatolievich
Year of birth: ***1972***
Education: ***higher education (Lomonosov Moscow State University)***
Posts held during the last 5 years:

Period	Company	Position held
2004 – till now	CJSC "Leader"	General Director, member of the Board of Directors
2004 – till now	OJSC "Ulyanovsk motor-car factory"	member of the Board of Directors
2004 – till now	OJSC "United Engineering Plants"	member of the Board of Directors
2005 – till now	OJSC "Belvnesheconombank"	member of the Board of Directors
2005 – till now	OJSC "Moscow Heat Supply Company"	member of the Board of Directors
2005 – till now	OJSC "Moscow City Electrical Supply Networks"	member of the Board of Directors
	OJSC "Moscow Regional	member of the Board of Directors

Period	Company	Position held
2005 – till now	Electrical Supply Networks"	
2005 – till now	OJSC "Management energy company"	member of the Board of Directors
2005 – till now	OJSC "Mosenergo"	member of the Board of Directors
2005 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Zabuzova Elena Viktorovna
Year of birth: ***1950***
Education: ***higher education***
Positions held during the last 5 years:

Period	Company	Position held
2002 - 2002	OJSC "Smolensksvyazinform"	member of the Board of Directors
2002 - 2003	"UTK" PJSC	member of the Board of Directors
2002 - 2002	OJSC "Electrosvyaz" of the Rostov Region	member of the Board of Directors
2003 - 2004	"VolgaTelecom" OJSC	member of the Board of Directors
2003 – till now	"Sibirtelecom" OJSC	member of the Board of Directors
2004 - 2005	OJSC "MGTS"	member of the Board of Directors
2004 - 2005	CJSC "RusLeasingSvyaz"	member of the Board of Directors
2001-2003	"Svyazinvest" OJSC	Deputy Director – Head of the Economic Planning Division, Economic and Tariff Policy Department
2003 – till now	"Svyazinvest" OJSC	Director of the Department of Economic Planning and Budgeting
2005 – till now	"North-Western Telecom" OJSC	Chairman of the Auditing Commission
2005 – till now	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2005 – till now	CJSC "RusLeasingSvyaz"	Chairman of the Board of Directors
2005 – till now	"Sibirtelecom" OJSC	member of the Board of Directors
2005 – till now	"CenterTelecom" OJSC	Member of the Management Board
2005 – till now	"UTK" PJSC	member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Denis Viktorovich Kulikov

Date of birth: 1975

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000- 2000	SPO "NAUFOR"	Specialist of the Department on Investor Protection
2000 - 2002	CJSC "IAUC "NAUFOR"	Expert of the Consulting Center
2001 - till present time	Investor Protection Association	expert
2002 - till present time	"Cherepetskaya GRES" OJSC	Member of the Board of Directors
2002 - 2004	"Ryazanenergo" OJSC	Member of the Board of Directors
2002 - 2005	"Bryanskenergo" OJSC	Member of the Board of Directors
2003 - 2003	"Kalugaenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Pechorskaya GRES" OJSC	Member of the Board of Directors
2003 - 2004	"Kurskenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2005 – till now	"Volgatelecom" OJSC	Member of the Board of Directors
2005 – till now	OJSC «Vladimir Energy Company»	Member of the Board of Directors
2005 – till now	OJSC «Penza Generating Company»	Member of the Board of Directors
2005 – till now	"VolgaTelecom" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Stanislav Nikolaevich Panchenko

Date of birth: ***1945***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Saint Petersburg Telegraph" OJSC	Member of the Board of Directors
1999 - 2000	"Saint Petersburg MMT" OJSC	Member of the Supervisory Board
1999 - 2000	"Moscow MMT" OJSC	Member of the Board of Directors
1999 - 2001	"PTS" OJSC	Member of the Board of Directors
1999 - till present time	"Svyazinvest" OJSC	Member of the Management Board , Deputy General Director
1999 – 2005	"Rostelecom" OJSC	Member of the Board of Directors
1999 – 2005	"Lensvyaz" OJSC	Chairman of the Board of Directors
2001 – till present time	"Dagsvyazinform" OJSC	Chairman of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2001 - 2002	"Lipetskelectrosvyaz" OJSC	Chairman of the Board of Directors
2001 - 2002	"Nizhegorodsvyazinform" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Stavropol Territory"	Chairman of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Rostov Region	Member of the Board of Directors
2002 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Chairman of the Board of Directors
2002 - 2002	"Voronezhsvyazinform" OJSC	Chairman of the Board of Directors

Period	Company	Position held
2003 – till present time	“Southern Telecommunications Company” PJSC	Member of the Board of Directors
2004 – 2005	“Uralsvyazinform” OJSC	Member of the Board of Directors
2004 – 2005	“North-Western Telecom” OJSC	Member of the Board of Directors
2005 – till present time	“Central Telegraph” OJSC	Member of the Board of Directors

Share in the Issuer’s authorized capital: ***none***

Share of the Issuer’s common stock: ***none***

Amount of the Issuer’s shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer’s options owned by him: ***none***

Share in the authorized capital of the Issuer’s subsidiaries and associates: ***none***

Share of the common stock of the Issuer’s subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer’s subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates’ options owned by him: ***none***

Data on any immediate family member that is the Issuer’s executive officer or/and a member of the Issuer’s internal or external audit committees: ***none***

Georgy Alexeevich Romsky

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Saint Petersburg MMT" OJSC	Technical Director
2001 - 2001	“Uraltelecom ”OJSC of Sverdlovsk region	Member of the Board of Directors
2001 - 2002	“MGTS” OJSC	Member of the Board of Directors
2001 - 2002	“Central Telegraph” PJSC	Member of the Board of Directors
2001 - 2003	“Electrosvyaz” OJSC, Kaliningrad Region	Member of the Board of Directors
2001 - 2005	“Giprosvyaz” OJSC	Chairman of the Board of Directors
2001-2005	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2002 - 2003	“SibirTelecom ”OJSC	Chairman of the Board of Directors
2002 - 2003	“MobiTel”CJSC	Member of the Board of Directors

Period	Company	Position held
2000 - 2005	"Svyazinvest" OJSC	Deputy General Director , member of the Management Board
2002 - 2005	"Globus-Telecom"CJSC	Member of the Board of Directors
2003 – 2005	"VolgaTelecom "OJSC	Member of the Board of Directors
2003 – 2005	"SibirTelecom "OJSC	Member of the Board of Directors
2003 – 2005	"MobiTel"CJSC	Chairman of the Board of Directors
2004 – 2005	"Rostelecom" OJSC	Member of the Management Board
2005-till now	"Southern Telecommunications Company" PJSC	Director General, Vice-chairman of the Board of Directors, Chairman of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Chechelnitsky Eugheny Aleksandrovich

Year of birth: ***1973***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2004	Ministry for Communications and Informatization of the Russian Federation	Deputy Director of the Department for Economics and Investment Policy
2004 – till present time	Rossvyaznadzor	Deputy Director of the Federal Communications Supervision Service
2005 – till present time	OJSC "Central Telegraph"	Member of the Board of Directors
2005 – till present time	OJSC "Giprosvyaz"	Member of the Board of Directors
2005 – till present time	"Uralsvyazinform" OJSC	Member of the Board of Directors
2005 – till present time	"Dalsvyaz" OJSC	Member of the Board of Directors
2005 – till present time	"Rostelecom" OJSC	Member of the Board of Directors
2005 – till present time	"UTK" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Yuriev Vladimir Pavlovich

Year of birth: ***1946***

Education: ***higher education***

Posts held during the last 5 years::

Period	Company	Position held
2000 – 2004	Ministry for Communications and Informatization of the Russian Federation	Deputy Director of the Department for Economic Policy
2000 – till present time	OJSC "Chukotkasvyazinform"	Member of the Board of Directors
2004 – till present time	Federal Communications Agency	Head of the Department for economics, finance and state property
2005 – till present time	"UTK" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.2.2. Person acting as the Issuer's individual executive organ:

Georgy Alexeevich Romsky

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held

Period	Company	Position held
2000 - 2005	“Svyazinvest” OJSC	Deputy General Director, member of the Management Board
2001 - 2001	“Uraltelecom ”OJSC of Sverdlovsk region	Member of the Board of Directors
2001 - 2002	“MGTS” OJSC	Member of the Board of Directors
2001 - 2002	“Central Telegraph” PJSC	Member of the Board of Directors
2001 - 2003	“Electrosvyaz” OJSC, Kaliningrad Region	Member of the Board of Directors
2001 - 2005	“Giprosvyaz” OJSC	Chairman of the Board of Directors
2001-2005	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2002 - 2003	“SibirTelecom ”OJSC	Chairman of the Board of Directors
2002 - 2003	“MobiTel”CJSC	Member of the Board of Directors
2002 - 2005	“Globus-Telecom”CJSC	Member of the Board of Directors
2003 – 2005	“VolgaTelecom ”O-JSC	Member of the Board of Directors
2003 – 2005	“SibirTelecom ”OJSC	Member of the Board of Directors
2003 – 2005	“MobiTel”CJSC	Chairman of the Board of Directors
2004 – 2005	“Rostelecom” OJSC	Member of the Management Board
2005-till now	"Southern Telecommunications Company" PJSC	Director General, Vice-chairman of the Board of Directors, Chairman of the Management Board

Share in the Issuer’s authorized capital: ***none***

Share of the Issuer’s common stock: ***none***

Amount of the Issuer’s shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer’s options owned by him: ***none***

Share in the authorized capital of the Issuer’s subsidiaries and associates: ***none***

Share of the common stock of the Issuer’s subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer’s subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates’ options owned by him: ***none***

Data on any immediate family member that is the Issuer’s executive officer or/and a member of the Issuer’s internal or external audit committees: ***none***

5.2.3. Structure of the Issuer’s collegiate executive body (Management Board)

Structure of the Issuer's collegiate executive body (Management Board)

Georgy Alexeevich Romsky (Chairman)

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2005	"Svyazinvest" OJSC	Deputy General Director, member of the Management Board
2001 - 2001	"Uraltelecom "OJSC of Sverdlovsk region	Member of the Board of Directors
2001 - 2002	"MGTS" OJSC	Member of the Board of Directors
2001 - 2002	"Central Telegraph" PJSC	Member of the Board of Directors
2001 - 2003	"Electrosvyaz" OJSC, Kaliningrad Region	Member of the Board of Directors
2001 - 2005	"Giprosvyaz" OJSC	Chairman of the Board of Directors
2001-2005	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2002 - 2003	"SibirTelecom "OJSC	Chairman of the Board of Directors
2002 - 2003	"MobiTel"CJSC	Member of the Board of Directors
2002 - 2005	"Globus-Telecom"CJSC	Member of the Board of Directors
2003 – 2005	"VolgaTelecom "O-JSC	Member of the Board of Directors
2003 – 2005	"SibirTelecom "OJSC	Member of the Board of Directors
2003 – 2005	"MobiTel"CJSC	Chairman of the Board of Directors
2004 – 2005	"Rostelecom" OJSC	Member of the Management Board
2005-till now	"Southern Telecommunications Company" PJSC	Director General, Vice-chairman of the Board of Directors, Chairman of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options

owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Devyatkina Lyudmila Ivanovna

Date of birth: ***1955***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"Electrosvyaz" OJSC Pskov Region	Chairman of the Board of Directors
2000 - 2001	"Central Telegraph" OJSC	Member of the Board of Directors
2000 - 2000	"KGTS" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC Vladimir region	Member of the Board of Directors
1999 - till now	"Svyazinvest" OJSC	Deputy Director-Head of the Logistics Section of the Capital investments Department
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2005 – till now	"Yugsvyazstroy" CJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Litvinov Andrey Alexandrovich

Year of birth: ***1973***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Rostovelectrosvyaz" OJSC	Economist, Head of the Securities Division

Period	Company	Position held
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2001 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - 2002	"Kabardino-Balkarskie telekommunikatsii" OJSC	Member of the Board of Directors
2002 - 2002	"Svyazinform" of the Astrakhan Region" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Lyakh Dmitri Georgievich

Year of birth: ***1978***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RC"Audit Alyans" Ltd	Legal adviser
2002 - 2003	"Southern Telecommunications Company" PJSC	Legal adviser of Legal Section
2003 - 2003	"Southern Telecommunications Company" PJSC	Head of Legal Section
2003 – till now	"Southern Telecommunications Company" PJSC	Director of Legal Department, member of the Management Board
2004- till now	OJSC "OK "Orbita"	Member of the Board of Directors
2004- 2005	CJSC "CMTO"	Member of the Board of Directors
2004- till now	CJSC "SSS"	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Martynenko Nikolay Vladimirovich

Year of birth: ***1971***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	"Kubanelectrosvyaz" OJSC	Deputy Head of Telecommunications Service
2001 - 2002	"Southern Telecommunications Company" PJSC	Head of Telecommunications Service
2003 - 2004	"Southern Telecommunications Company" PJSC	Director of Telecommunications Department
2004 - till now	"Rostelegraph" CJSC	Member of the Board of Directors
2004 – 2004	"CMTO" CJSC	Chairman of the Board of Directors
2004 - till now	"Stavtelecom named after V.I. Kuzminov" OJSC	Member of the Board of Directors
2004 - 2004	"SSS" CJSC	Member of the Board of Directors
2004 - 2005	"Southern Telecommunications Company" PJSC	Deputy Director General
2005 - 2005	"Southern Telecommunications Company" PJSC	Acting Director General
2004 – till now	"Startcom" CJSC	Member of the Board of Directors
2004 – till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2005 – 2005	"Southern Telecommunications Company" PJSC	Deputy Director General – Technical Director
2005 – till now	"Volgogradelectrosvyaz" – branch of "UTK" PJSC	Acting Director

Share in the Issuer's authorized capital: ***0.000152%***

Share of the Issuer's common stock: ***0.00011%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options

owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Statuev Vladislav Andreevich

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	Head of Security Service
2001 - 2001	"Southern Telecommunications Company" PJSC	Head of Security Service
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Poyarkov Yevgeni Nikolaevich

Year of birth: ***1943***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2001 - 2002	"KabBalktelecom" OJSC	Member of the Board of Directors
2001 - 2002	"Sevosetinelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2005	"Svyazinvest" OJSC	Deputy Director of Security Department
2005 – till now	"Svyazinvest" OJSC	Director of Security Department
2001 - till now	"Dagsvyazinform" PJSC	Member of the Board of

Period	Company	Position held
		Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Roitblat Alexander Markovich

Year of birth: *1947*

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	"Electrosvyaz" OJSC, Stavropol Territory	General Director, Chairman of the Management Board, member of the Board of Directors
2001 - 2005	"StavTeleSot" CJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - till now	"Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: ***0.015325%***

Share of the Issuer's common stock: ***0.015205%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the

Issuer's internal or external audit committees: ***none***

Rusinova Tatyana Viktorovna

Year of birth: 1958

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	"Murmanskelectrosvyaz" OJSC	Chief Accountant
2003 - till now	"Southern Telecommunications Company" PJSC	Chief Accountant, Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Moskalev Valery Anatolievich

Year of birth: ***1962***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1984 - 2000	Long-distance telephone – branch of "Saint Petersburg Telephone Network" OJSC	Deputy Head of Data-Processing Center for Information Technologies and development, Deputy Technical Director for Information Technologies
2001 - 2005	CJSC "Globus-Telecom"	Technical Director, Vice-President for Information Technologies and Maintenance
2005 – till now	CJSC "TeleRoss-Kubanelectrosvyaz"	Chairman of the Board of Directors
2005 - till now	"Svyazintek" OJSC	Member of the Board of Directors
2005 - till now	"Southern Telecommunications Company" PJSC	First Deputy Director General, member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kondrakov Denis Yurievich

Year of birth: ***1977***

Education: ***higher education (Northern-Caucasian State University)***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Electrosvyaz" of Stavropol Territory" OJSC	Economist of the financial department for direct investments and relations with shareholders
2002 - 2003	"Electrosvyaz" of Stavropol Territory" OJSC	Head of the Budget Section
2003 - 2004	"Southern Telecommunications Company" PJSC	Deputy Director of the Department for Economic Policy
2004 - 2005	"Southern Telecommunications Company" PJSC	Acting Deputy General Director
2005 - till now	"Southern Telecommunications Company" PJSC	Deputy Director General, member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Krasulya Lyudmila Nikolaevna

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1997 - 2002	"Electrosvyaz" of Stavropol Territory" OJSC	Head of Personnel Department
2002 - 2005	"Southern Telecommunications Company" PJSC	Head of Personnel Department of UTK's branch – "Electrosvyaz" of Stavropol Territory"
2005 - till now	"Southern Telecommunications Company" PJSC	Deputy Director General, member of the Management Board

Share in the Issuer's authorized capital: ***0.00013%***

Share of the Issuer's common stock: ***0.00017%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Prokofieva Irina Viktorovna

Year of birth: ***1968***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999-2001	"Telecominvest" OJSC	Taxation manager
2001-2003	"Svyazinvest" OJSC	Deputy Director - Head of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis
2003- 2004	"Lensvyaz" OJSC	Member of the Auditing Commission
2003- 2004	"Volgograd-GSM" CJSC	Member of the Auditing Commission
2003- 2004	"Armavirskiy zavod svyazi" CJSC	Member of the Auditing Commission
2003- 2004	"CMTO" CJSC	Member of the Auditing Commission
2003- 2004	"Yugsvyazstroy" CJSC	Member of the Auditing Commission
2003- 2004	"Teleross-"Kubanelectrosvyaz" CJSC	Member of the Auditing Commission
2003- 2004	"Stake GSM" CJSC	Member of the Auditing Commission
2003- 2004	"Orenburg-GSM" CJSC	Member of the Auditing Commission

Period	Company	Position held
2003- 2004	"Primtelefon" CJSC	Member of the Auditing Commission
2003- 2004	"Giprosvyaz" OJSC	Member of the Auditing Commission
2003- 2004	"Yuzhno-Uralskiy sotoviy telefon" Ltd.	Member of the Auditing Commission
2003- 2004	"Vestelcom" CJSC	Member of the Auditing Commission
2002- 2005	"Southern Telecommunications Company" PJSC	Chairman of the Auditing Commission
2003 - 2005	"Svyazinvest" OJSC	Director of the Internal Audit Department
2003- 2005	"Yermak RMS" CJSC	Member of the Board of Directors
2003- 2005	"NWT" OJSC	Member of the Auditing Commission
2004- 2005	"NWT" OJSC	Chairman of the Auditing Commission
2003- 2005	«CenterTelecom» OJSC	Member of the Auditing Commission
2004- 2005	"CenterTelecom" OJSC	Chairman of the Auditing Commission
2003- 2005	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2004- 2005	"Uralsvyazinform" OJSC	Chairman of the Auditing Commission
2003- 2005	"Sibirtelecom" OJSC	Member of the Auditing Commission
2004- 2005	"Sibirtelecom" OJSC	Chairman of the Auditing Commission
2003- 2005	"Rostelecom" OJSC	Member of the Auditing Commission
2004- 2005	"Rostelecom" OJSC	Chairman of the Auditing Commission
2003- 2005	"Giprosvyaz" OJSC	Member of the Auditing Commission
2003- 2005	"MGTS" OJSC	Member of the Auditing Commission
2003- 2005	"WestBaltTelecom" CJSC	Member of the Auditing Commission
2005- 2005	"WestBaltTelecom" CJSC	Chairman of the Auditing Commission
2003- 2005	"Health-care center "Orbita" CJSC	Member of the Auditing Commission
2005- 2005	"Health-care center "Orbita" CJSC	Chairman of the Auditing Commission
2004- 2005	"Startcom" CJSC	Member of the Auditing Commission

Period	Company	Position held
2004- 2005	"Nizhegorodskaya sotovaya svyaz" CJSC	Member of the Auditing Commission
2004- 2005	"Nizhegorodskaya sotovaya svyaz" CJSC	Chairman of the Auditing Commission
2003- 2005	"Pochtobank" CJSC AKIB	Member of the Auditing Commission
2005- 2005	"Pochtobank" CJSC AKIB	Chairman of the Auditing Commission
2004- 2005	"Tatincom-T" OJSC	Member of the Auditing Commission
2004- 2005	"Primtelefon" CJSC	Member of the Auditing Commission
2004- 2005	"Tvertelecom" CJSC	Member of the Auditing Commission
2005- 2005	"Tvertelecom" CJSC	Chairman of the Auditing Commission
2004- 2005	"Baikalvestcom" CJSC	Member of the Auditing Commission
2005- 2005	"Baikalvestcom" CJSC	Chairman of the Auditing Commission
2005- 2005	"Dalsvyaz" OJSC	Member of the Auditing Commission
2005- 2005	"Svyaz-bank" OJSC	Member of the Auditing Commission
2005 – till now	"UTK" PJSC	Deputy Director General – Director for economics and Finance, Member of the Management Board
2005- till now	"RSU-Telecom" LLC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies

Data on the Amount of Remuneration including salaries, bonuses, commission, privileges and/or reimbursement of expenses as well as other property provisions paid by the Issuer during the last complete financial year for Each of the Issuer's **Governing Bodies** (excl. the person acting as the

Issuer's individual executive organ) and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses, other property provisions	Total
2004				
Members of the Board of Directors, RUR	833,988	1,434,672	12,889,950	15,158,610
Members of the Management Board* , RUR	33,403,903	12,193,898	6,440,777	52,038,578

Amount of remuneration paid to Ignatenko I.F. who was the member of the Board of Directors and the Management Board in 2004 is included in the specified amount of remuneration paid to the members of the Management Board.

According to the Provisions on the Company's Board of Directors approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004 (Minutes of the Annual General Shareholders' Meeting # 15), June 30, 2005 (Minutes of the Annual General Shareholders' Meeting #16) remuneration of the members of the Board of Directors shall include quarterly and yearly remunerations.

1) Quarterly remuneration to each member of the Board of Directors shall be established in the amount of 200, 000 rubles.

Remuneration to the Chairman of the Board of Directors shall be set with a raising coefficient 1.5.

Remuneration to a member of the Board of Directors shall be cut down by:

30 percent – in case of his attendance at less than a half of the Board of Directors meetings held in the form of joint personal presence;

100 percent – in case of his attendance at less than a half of the held Board of Directors meetings.

Remuneration for the quarter, in which re-election of the Board of Directors was held, shall be paid to the members of the Board of Directors in proportion to the hours worked during the quarter.

2) The annual remuneration for the entire body of the Board of Directors of the Company shall be rated as a sum of:

percentage of the Company's EBITDA for the reported year as per the Company's financial statements in accordance with IFRS;

percentage of the Company's net profit allocated to dividend payment according to the financial results of the reporting year;

The annual remuneration shall be distributed among all the directors by equal shares.

The annual remuneration to a member of the Board of Directors shall be reduced by 50 percent, should he attend less than a half of the Board of Directors meetings held during his term of office.

Percent of deductions for calculation of the annual remuneration shall be determined by the resolution of the General Shareholders' Meeting electing the current membership of the Board of Directors.

The annual remuneration shall be paid to a member of the Board of Directors not later than three months after termination of the term of office of the current membership of the Board of Directors.

Should a member of the Board of Directors be also a member of a Board of Directors' Committee, the bonus of RUR 40 thousand shall be paid to him in addition to his quarterly remuneration; a member of the Board of Directors shall not be at the same time a member of more than two Committees of the Board of Directors.

This bonus for the Chairman of a Board of Directors' Committee shall be rated by a raising factor 1.25.

The Issuer's Annual General Shareholders' Meeting held on June 30, 2005 adopted the following resolutions (Minutes № 16 of June 30, 2005):

To approve the following rates of deductions for calculation of the annual remuneration to be paid to the members of the Board of Directors elected at the present Meeting :

0.143% of the Company's EBITDA for the reporting year as per the Company's IFRS 2005 financial statements;

0.784% of the Company's net profit allocated to dividend payment according to 2005 financial results.

According to the Provisions on the Company's Management Board approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004 (Minutes of the Annual General Shareholders' Meeting # 15) size of remuneration and its distribution among the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company.

According to the Provisions on the Remuneration to the Company's Management Board approved by the Board of Directors on September 6, 2005 (Minutes # 6) remuneration to the members of the Management Board shall be paid on the basis of performance results for each quarter. Total amount of a quarterly remuneration to the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company but shall not exceed 150,000 rubles to each member of the Management Board for a quarter.

Size of remuneration shall be calculated on the basis of the following characteristics:

- ***execution of the basic planned economic parameters of the Company's budget;***
- ***fulfillment of the decisions taken by General Shareholders' Meetings and Board of Directors of the Company;***
- ***quality of preparation of materials for the Board of Directors meetings.***

The item on definition of the size of quarterly remuneration to the Management Board shall be without fail considered by the Personnel and Rewards Committee of UTK"s Board of Directors.

The sum of quarterly remuneration to the Management Board determined by the resolution of the Board of Directors shall be distributed equally among the members of the Management Board.

The Board of Directors can take a decision on reduction of the total amount of quarterly remuneration to each membership of the Management Board being in office during the quarter. Total amount of such reduction may reach 100% of the maximal size of quarterly remuneration to the members of the Company's Management Board.

In addition, members of the Board of Directors and the Management Board of the Issuer who are the employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer

Description of the structure and terms of reference of the bodies of control over financial and

economic operation of the Issuer in accordance with its Charter.

To exercise control over financial and economic operations, the Company creates an Auditing Commission, a special structural division exercising the internal control functions, and engages an external auditor.

The Auditing Commission is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

General Shareholders' Meeting may terminate Powers of several or all members of the Auditing Commission before the appointed time.

Should the powers of the members of the Auditing Commission be terminated before the appointed time, terms of reference of the new membership of the Auditing Commission shall be continued till the next annual General Shareholders' Meeting.

Should the actual number of the members of the Auditing Commission become less than half of the elected number, Board of Directors shall be obliged to call an extraordinary General Shareholders' Meeting for election of the members of the Auditing Commission. The remaining members of the Auditing Commission shall exercise their functions for a period till election of the new members of the Auditing Commission at the next extraordinary General Shareholders' Meeting.

The terms of reference of the Auditing Commission include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

To ensure permanent internal control over the Company's economic activity a special structural department independent of the Company's executive organs should be formed which operation is to be controlled directly by the Company's Board of Directors.

Functions of such structural department, its operation, procedure of appointment of its workers and their responsibilities shall be determined in internal document approved by the Company's Board of Directors.

Data on the system of internal control over financial and economic activity of the Issuer:

Data on Internal Audit Department:

Period of work: ***created on 27.05.2003.***

Key specialists:

1. ***Podgornaya Ljubov Yurievna – Director of the Internal Audit Department.***
2. ***Demchenko Marina Ivanovna – Head of the audit section.***

Basic functions of the Internal Audit Department:

Organization of integrated audit of financial and economic activity of the Company, its branches and structural units according to the standing orders approved by the Management Board. Integrated audit in the Company's branches shall be planned so that the specialists of the General Management can visit all branches of the Company minimum once in 3 years.

Performing audit in the General Directorate and the branches of the Issuer in accordance with the schedule of audit approved by the Board of Directors.

Experts of the Internal Audit Department and specialists engaged for carrying out audit must reveal

mistakes, discrepancies and illegal actions during financial and economic operations transacted by the Company.

Sampling audit of financial and management reports of the Company, analysis of their reliability, estimation of timeliness of the reporting and its presentation.

Carrying out of unannounced inspections of cash departments and cash discipline in order to strengthen the system of internal control over safe keeping of money resources.

Performing sampling audit according to the programs approved by the director of the Internal Audit Department as well as sampling inventories to exercise control over safe keeping and effective usage of the Company's assets.

Participating in audit of subsidiaries as engaged specialists.

Working out recommendations and instructions on performing audit, specialized checks and integrated audit of financial and economic activity.

Preparation of proposals on elimination of infringements revealed during audit, inspections of tax and other state authorities (information of all sections of the internal audit Department, services and departments of General management and branches is integrated).

Control over fulfillment of plans aimed at elimination of the revealed infringements.

Carrying out of the independent analysis of financial and economic activity of the Company, its branches and structural divisions in all directions determined by the internal audit department.

Development of the programs of training and information seminars in order to eliminate typical infringements revealed during audit, integrated and tax inspections. Preparing information for realization of actions aimed at optimization of taxation.

Monitoring of expenditures of means, funds for different projects or programs, sampling analysis of incomes and costs.

Preparing consultations on tax matters addressed to Chief Accountant, work check-up by the accounts services.

Preparation of the Company for external audit within its term of reference; analysis of work reports of external Auditors of the Company; making recommendations on elimination of the infringements revealed by auditors.

Regular work within the framework of any projects. Definition and analysis of possible external and internal risks during development and introduction of new projects in the Company and during the conclusion of contracts. Development of recommendations allowing to reduce the risk of separate operations or to minimize possible losses.

Gathering and analysis of information on the state of risk management system. Risks database maintenance.

Carrying out sampling inspections aimed at revealing and liquidation of debts and deficiencies, periodic control over fulfillment of obligations by the Company and its contractors.

Supervision of work of the personnel in the sphere of finances; control over the work of internal audit department in the branches.

Making reports on the done work, analytical and staff reports, opinions of experts.

Accountability of the Internal Audit Department:

The Internal Audit Department is functionally subordinate to the Board of Directors and administratively – to the General Director of the Company.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

Presentation of the results of audits to the Management Board and results of work – to the Board of Directors of the Company, preparation of documents for work of the Board Audit Committee, informing the management on the audit results after and during the audit.

Interaction with the external auditor of the Issuer:

Measures on elimination of the infringements affecting reliability of the accounting reports, conducting meetings, discussing the results of audit performed by the Auditor of the Company and informing the branches on typical infringements.

Data on availability of the Issuer's internal document on protection of internal (inside) information.

Full text of the current version of the "Provisions on the procedure for using information on the activities of Public Joint –Stock Company "Southern Telecommunications Company" or on its securities and transactions with them, unavailable to the general public, whose illegal use or disclosure may have a material effect on the market value of securities of Public Joint –Stock Company "Southern Telecommunications Company", approved by the Board of Directors of "UTK" PJSC, Minutes № 40 of June 29, 2005, can be viewed on the corporate website http://www.stcompany.ru. .

5.5. Information on the Members of the Auditing Commission

5.5.1. Members of the Auditing Commission

Kovalenko Gennady Ivanovich (Chairman)

Year of birth: ***1946***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
2000 – 2003	"Svyazinvest" OJSC	Head of the section for methodological management of the legal departments of dependent companies, Legal Department
2003 – till present time	"Svyazinvest" OJSC	Head of the section for work with dependent companies, Legal Department
2001- 2002	OJSC "Electrosvyaz" of the Chita Region	Chairman of the Board of Directors
2004- 2005	"Sibirtelecom" OJSC	Member of the Board of Directors
2004- 2005	"North-Western Telecom" OJSC	Member of the Auditing Commission
2005 - till present time	OJSC "Rostelecom"	Member of the Auditing Commission
2005 - 2005	"UTK" PJSC	Member of the Auditing Commission
2005 - till present time	"UTK" PJSC	Chairman of the Auditing Commission
2005 - till present time	CJSC "CenterTelecomService of the Moscow Region"	Member of the Auditing Commission
2005 - till present time	"Yug-Giprosvyaz" LLC	Member of the Auditing Commission
2005 - till present time	OJSC "Informatsionnie tekhnologii svyazi"	Chairman of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Loshakov Dmitry Anatolievich

Year of birth: ***1975***

Education: ***higher education***

Positions held during the last 5 years (including as a by-worker):

Period	Company	Position held
2000 – 2002	CJSC "Unicon/MS consulting group"	Expert, consultant
2002 - 2003	OJSC "Rospechat"	Head of the Monitoring Department
2003 – till present time	"Svyazinvest" OJSC	Senior specialist of the section for investment projects of the Economic planning and budgeting Department
2005 - till present time	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Charkovsky Vyacheslav Yurievich

Year of birth: ***1973***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
2000 - 2000	"BFK Audit" LLC	Auditor
2001 - 2003	CJSC "BDO Unicon"	Expert, chief expert, senior expert of the Department for audit services; Senior expert of the Department for taxes and laws
2003 - 2004	"Svyazinvest" OJSC	Senior specialist of the taxation section of the Accounting Department
2004 - till present time	"Svyazinvest" OJSC	Chief specialist of the taxation section of the Accounting Department
2005 – till present time	"Dalsvyaz" OJSC	Member of the Auditing Commission
2005 - till present time	"Sibirtelecom" OJSC	Member of the Auditing Commission
2005 - till present time	"UTK" PJSC	Member of the Auditing Commission
2005 - till present time	"Giprosvyaz-Sibir" LLC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Chernikova Tamara Alekseevna
Year of birth: ***1959***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
1999 - 2003	Bank "MENATEP St. Petersburg"	Senior specialist on securities of the Voronezh branch
2003 – till present time	"Svyazinvest" OJSC	Head of the section for securities and debt instruments of the Finance Department
2005 - till present time	"UTK" PJSC	Member of the Auditing Commission
2004 - till present time	OJSC "Central Telegraph"	Member of the Auditing Commission
2005 - till present time	CJSC "Baikalvestcom"	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.5.1. Specialists of the Internal Audit Department:

Podgornaya Ljubov Yurievna
Date of birth: ***1964***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998 - 2002	"RCAU Audit Alyans" Ltd	Chief auditor
2002 – 2004	"UTK" PJSC	Head of the Section of Internal Audit
2004 – 2005	"UTK" PJSC	Head of the Section of

Period	Company	Position held
		methodology and risk management
2005- till now	"UTK" PJSC	Director of the Internal Audit Department

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Demchenko Marina Ivanovna

Date of birth: ***1957***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
till 2002	"Maxima" Ltd.	Chief auditor
2002-2003	"Firm "ROS-Audit" Ltd	Senior auditor
2003 – 2004	"UTK" PJSC	Senior auditor
2004- 2005	"UTK" PJSC	Acting head of the audit section
2005 – till now	"UTK" PJSC	Head of the Audit Section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Marienko Tatiana Petrovna

Date of birth: ***1958***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	"Audit firm "Egida" Ltd.	Auditor
2001-2004	"ROS-Audit" Ltd	Auditor
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kior Yevgenia Anatolyevna
Date of birth: ***1979***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2003	"Agropromaudit" CJSC	Accountant
2003-2004	"Unicon" CJSC (Krasnodar branch)	Expert
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Lants Alexander Borisovich
Date of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998 - 2003	"Account-Yug" Ltd.	Legal adviser
2003-2004	"BDO Unicon" CJSC	Expert
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kramarenko Antonina Anatolievna
Date of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1996 - 2000	CMTO – branch of "Kubanelectrosvyaz"	Chief accountant
2001-2005	"CMTO" CJSC	Chief accountant
2005 – till now	"UTK" PJSC	Senior specialist of the Audit Section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Balyakina Oksana Aleksandrovna
Date of birth: ***1978***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"City Line" LLC	Chief accountant
2000 - 2002	"Audit Alyans" LLC	Auditor
2002 – till now	"UTK" PJSC	Senior specialist of the Section of methodology and risk management

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer

Data on the Amount of all kinds of remuneration paid by the Issuer during the last complete financial year for Each of the Issuer's Control Body over the Financial and Economic Activities and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses and other property provisions	Total
2004				
Members of the Auditing Commission, RUR	959,184	225,308	3,206,446	4,390,938
Specialists of the Internal Audit Department, RUR	1,821,222	551,035	235,107	2,607,363

According to item 7.4. of the Provisions on the Auditing Commission of "UTK" PJSC, approved by the General Shareholders' Meeting of 30 May 2001 (Minutes № 10 of 30.05.2001) and amended by the General Shareholders' Meetings of June 21,2002 (Minutes № 12) and of June 30, 2004 (Minutes № 15), remuneration to each member of the Auditing Commission during execution of his duties shall be paid quarterly in the amount of 150,000 rubles. Quarterly remuneration to the Chairman of the Auditing Commission shall be rated by a raising factor 1.3. Remuneration for the quarter in which the Auditing Commission has been re-elected shall be paid to the members of the Auditing Commission in proportion to the time worked in the quarter.

Members of the Auditing Commission who are employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the Collective Agreement of "UTK" PJSC.

Specialists of the Internal Audit Department of "Southern Telecommunications Company" PJSC receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Average number of workers (employees) of the Issuer including employees working in its branches and representative offices, as well as the size of deductions for wages and social security for the accounting period:

This information shall not be included in the quarterly report for the 4th quarter.

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund).

Share of participation in the authorized capital (unit investment fund) of the Issuer (number of the Issuer's ordinary shares – joint-stock company), which can be acquired by employees (workers) of the Issuer under agreements or obligations of the Issuer concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund):

There are no such agreements or obligations.

Data on granting or possibility of granting of the Issuer's options to employees (workers) of the Issuer:

There are no such agreements or obligations.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer

6.1. Data on Total Number of Shareholders of the Issuer:

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report: *26,357*

Total number of nominal holders of issuer's shares: *22*

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital:

6.2.1. Full registered name: ***Investitsionnaya Kompaniya Svyazi - Open Joint-Stock Company***

Abbreviated registered name: ***"Svyazinvest" OJSC***

TIN: ***7710158355***

Place of business: ***str., 2, 55 Plyushchikha, Moscow, Russia, 119121***

Share in the Issuer's authorized capital: ***38.16 %***

Share of the Issuer's common shares owned by the shareholder: ***50.69%***

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: ***Federal agency on federal property management***

Abbreviated registered name: ***Federal agency on federal property management***

TIN: ***7710542402***

Place of business: ***9 Nikolsky per., Moscow, 103685***

Share in the authorized capital of the Issuer's shareholder (participant): ***75 % - 1 share***

Voting stock share: ***75 % - 1 share***

Share in the Issuer's charter capital: ***none***

Share of the Issuer's common stock: ***none***

Full registered name: ***MUSTSCOM LIMITED***

Abbreviated registered name: ***Mustcsom Ltd***

TIN: ***not applied (not a resident)***

Place of business: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***

Voting stock share: ***25% + 1 share***

Share in the Issuer's charter capital: ***none***

Share of the Issuer's common stock: ***none***

6.2.2. Full registered name: ***Depository Clearing Company - Private Joint –Stock Company (nominal holder)***

Abbreviated name: ***"DCC" ZAO***

Mailing address: ***31/B, Shabolovka Str, building 4, Moscow, 115162***

Phone: ***(095) 956-09-99***

Fax: ***(095) 232-68-04***

e-mail: ***dcc@dcc.ru***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-06236-000100 issued by the RF FCSM on October 9, 2002, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***348,715,093***

6.2.3. Full registered name: ***UBS Nominees Private Company (nominal holder)***

Abbreviated name: ***"UBS Nominees" CJSC***

Place of business: ***2, Paveletskaya Pl., building 2, Moscow, 115054***

Phone: ***(095) 258-52-00***

fax: ***(095) 725-41-70***

e-mail: ***custody@brunswickubs.com***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-04885-000100 issued by the RF FCSM on 13.03.2001, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***337, 381,288***

6.2.4. Full registered name: ***Closed Joint –Stock Company Commercial bank "CITYBANK" (nominal holder)***

Abbreviated name: ***CJSC CB "Citibank"***

Location: ***8-10, Gashek Str., Moscow, 125047***

Phone: ***(095) 725-67-36***

Fax: ***(095) 251-46-58***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-02719-000100 issued by the RF FCSM on 01.11.2000, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***92, 223,924***

6.2.5. Full registered name: ***"ING BANK (EVRASIA) ZAO" (Closed Joint –Stock Company) (nominal holder)***

Abbreviated name: ***" ING BANK (EVRASIA) ZAO " (CJSC)***

Location: ***36, Krasnoproletarskaya Str., Moscow, Russia, 127473***

Phone: ***(095) 755-54-00***

Fax: ***(095) 755-54-99***

e-mail: ***mail@ibimos.ru***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-03728-000100 issued by the RF FCSM on 07.12.2000, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***167,8907,589***

6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal unit) in the authorized capital of the Issuer:

Share of the Issuer's authorized capital owned by the state (municipality): ***0.00028%***

Manager of the block: ***Regional state specialized organization "Fund of State Property of the Krasnodar Krai"***

Location***: 176, Krasnaya Str., Krasnodar, 350020***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): ***0.09190%***

Manager of the block: ***Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"***

Location***: 9, Leninsky prospect, Moscow, 109049***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share') its term of validity:

no such special right is provided

Share of the Issuer's authorized capital owned by the state (municipality): ***0.00031%***

Manager of the block: ***Administration of Federal Mail Service of the Volgograd Region***

Location: ***9, Mira Str., Volgograd, 400066***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'), its term of validity:

no such special right is provided

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

Any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder established by the Charter of the issuer, which is a joint-stock company:

The Charter of the issuer has provided for no such restrictions.

Any restrictions of the share of foreign parties participation in the authorized capital of the issuer established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation:

there are no such restrictions

However, in accordance with Article 10 of the Federal Law "On Joint –Stock Companies" and the Issuer's Charter, when a shareholder of the Company intends, on his own or jointly with its affiliated person(s), to purchase 30 or more percent of the placed ordinary shares of the Company, such shareholder shall, at least 90 days in advance and not later than 30 days before the date of purchase of such shares, send to the Company a written notification of its intention to buy the said shares. Upon completion of such transaction(s) of share acquisition, the said shareholder shall be obliged, within 30 days from the date of such acquisition, to invite other shareholders of the Company to sell ordinary shares of the Company and issued convertible securities owned by them to the said shareholder, at a market price, but not lower than their weighted average price over the six months preceding the date of such acquisition. The offer of the person who has purchased ordinary shares according to the specified order, to sell ordinary shares of the Company shall be sent to all shareholders - owners of ordinary shares of the Company in writing.

In accordance with the law of the Russian Federation "On competition and restriction of monopolistic activities in commodity markets", a person (group of persons) may acquire voting shares of a company and receive the right to more than 20 percent of the specified shares only after the approval by the federal antimonopoly body of the application of a legal or natural person.

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Date of annual General Shareholders' Meeting: 31.05.2000			
Cut-off date: 10.04.2000			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Date of annual General Shareholders' Meeting: 30.05.2001 Cut-off date: 14.04.2001			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
THE BANK OF NEW YORK INTERNATIONAL NOMIN	THE BANK OF NEW YORK INTERNATIONAL NOMIN	4.07	5.43
Date of annual General Shareholders' Meeting: 21.12.2001			
Cut-off date: 05.11.2001			

Full registered name	**Abbreviated name**	**Share in the charter capital, %**	**Share of common shares, %**
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Date of Annual General Shareholders' Meeting: 21.06.2002 Cut-off date: 03.05.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
CJSC "LEADER" D.U.	CJSC "LEADER" D.U.	7.26	9.68
Date of annual General Shareholders' Meeting: 21.01.2003			
Cut-off date: 21.11.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 25.06.2003 Cut-off date: 08.05.2003			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 30.06.2004 Cut-off date: 14.05.2004			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U.	CJSC "Leader" (Pension fund assets management company) D.U.	5.84	5.46
Date of Annual General Shareholders' Meeting: 30.06.2005 Cut-off date: 11.05.2005			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	CJSC "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	7.27	7.40
Fenway Services Limited	Fenway Services Limited	4.20	5.57

6.6. Data on Interested Party Transactions Made by the Issuer

Information on effected interest party transactions approved by each governing body of the Issuer:

Description	**4th quarter of 2005**
Total number of transactions	28
Total amount of transactions, RUR	1,211,016,989.55

Price of transaction cannot be determined under some contracts.

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date*: **there have been no such transactions in the 4th quarter of 2005***

Information on the related-party transactions effected by the Issuer:

Description	**4th quarter of 2005**

Description	4th quarter of 2005
Total amount of transactions, RUR	1,211,016,989.55

Price of the transaction cannot be determined under some contracts.

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

This information shall not be included in the quarterly report for the 4th quarter.

VII. The Issuer's Accounts and Reports and Other Financial Information

7.1. The Issuer's Annual accounts and reports

Annual accounting reports of the Issuer are not to be included in the quarterly report for the fourth quarter.

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

This information shall not be included in the quarterly report for the 4th quarter.

7.3. Issuer's Consolidated Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year

Consolidated 2004 financial statements of the Issuer in accordance with International Financial Reporting Standards (IFRS) are not to be included in the quarterly report for the fourth quarter..

7.4. Data on the Accounting Policy of the Issuer

No changes were made in the "MAIN PRINCIPLES OF THE ACCOUNTING POLICY FOR 2005 FISCAL YEAR" in the period under report

7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

This information shall not be included in the quarterly report for the 4th quarter.

7.6. Value of Issuer's Real Estate and Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

Total value of real estate and depreciation charges as at the end of the period under report:

this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year

Information about the valuation of real estate.

During 12 months before the date of the end of the quarter under report, no valuation of real estate owned or leased by the Issuer on a long-term basis.

Data on any essential changes that have taken place in the composition of Issuer's immovable property as well as on any acquisitions or retirement of any other property of the Issuer, if the balance sheet

value of such property exceeds 5% of the balance sheet value of the Issuer's assets, and data on any other essential changes that have taken place in the composition of Issuer's property after the date of expiry of the last completed fiscal year till the expiry date of the quarter under report

this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.

7.7. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer

Data on Issuer's Participation in Any Court Proceedings (with indication of imposed sanctions), if Such Participation May Materially Affect Financial or Economic Operation of the Issuer, during the three years preceding the expiry date of the quarter under report.

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 814,306 thousand roubles as of December 31, 2005.

Sanctions imposed on the Issuer: ***none***

The Issuer negotiates with representatives of the Ministry of Finance of the Russian Federation on re-structuring of the specified debts.

In 4Q2005 "UTK" PJSC registered a claim in Moscow Arbitration court demanding to declare invalid the decision of tax bodies, namely, Decision N 9 of 16 December 2005 resulting in back-tax claim N198 (ref. N58-11-09/7257) of 21 December 2005 issued to "Southern Telecommunications Company" PJSC. According to the Decision underpaid taxes amounted to 677,979,856.04 rubles and the amount of penalties interest made 240,261,304.64 rubles; the underpaid taxes and penalties should be paid till 30 December 2005.

VIII. Extra Data on the Issuer and the Issued Securities Placed by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (rubles): *1, 297, 779, 384.66*

Category	Number, shares	Par value, RUR	Total par value, RUR	Share in the Issuer's authorized capital, %
Common stock	2,960,512,964	0.33	976,969,278.12	75.280074
Preferred stock	972,151,838	0.33	320,810,106.54	24.719926
TOTAL	3,932,664,802	0.33	1,297,779,384.66	100.00000

Data on the part of the Issuer's shares circulating outside the Russian Federation:
Category of stock circulating outside the Russian Federation: ***ordinary shares***
Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category*: 4.77 % (as of 31.12.2005).*
Name and location of the foreign issuer whose securities certify the rights in respect of the Issuer's shares of the respective category:
Name: *" JPMorgan Chase Bank "*
Location: *Morgan Guaranty Trust Company of New York ADR Department, 60 Victoria Embankment, London EC4Y 0JP, United Kingdom*

Brief description of the program (type of program) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category:

Level 1 ADR program was established on February 5 1998 according to which ordinary registered shares of "Southern Telecommunications Company" PJSC are traded. On April 23, 2002

the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. The Deposit Agreement among the Company and JP Morgan Chase Bank was signed on April 22, 2002 and restated on December 15, 2002 in connection with reorganization.

One unit of American Depositary Receipt represents 50 common shares of the Company.

Total amount of emissive securities in circulation outside the Russian Federation is 2,102,078,765 shares; their total nominal value reaches 693, 685, 992.45 rubles.

Data on obtaining permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation:

According to the Decree of FCSM № 1819/r of 24.12.2002 circulation of "UTK" PJSC common registered non-documentary shares outside the Russian Federation is permitted in the form of securities of foreign issuers issued under foreign legislation and certifying the rights in respect to UTK's registered non-documentary ordinary shares.

Name of foreign professional participants of the securities market (organizer of trade) through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate:

The Company's ADRs are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria)

Name	CUSIP (WKN)	ADR ticker	ISIN
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FWB)	912640	KUE	US5011671006
Berlin Stock Exchange	912640	KUBNy	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

Other data on the Issuer's shares circulating outside the Russian Federation specified at the issuer's own discretion:

No other data

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Data on the Amount and Structure of the Authorized Capital of the Issuer and its changes during the last five complete financial years preceding the date of expiry of the quarter under report as well as during the reporting quarter:

Amount and structure of the authorized capital as at the beginning of the period, RUR	Name of the Issuer's governing body which took the decision on the change of the authorized capital	Date and number of the minutes of the meeting (session) of the Issuer's governing body at which the decision on the change of the authorized capital was taken	Amount of the authorized capital after the change, RUR	Character of the change
2000 - no changes				
2001 – no changes				
2002				
506,142,862.50 Common stock: 1,150,323,325 Total volume (RUR): 379,606,697,25 Share in the authorized capital: 75.00 % Preferred stock: 383,442,925 Total volume (RUR): 1 265 361 65.25 Share in the authorized capital: 25.00 %	General Shareholders' Meeting	Minutes of the General Shareholders' Meeting №10 of 30.05.2001	1,297,779,384.66	Conversion at split-up (change in structure)

Amount and structure of the authorized capital as at the beginning of the period, RUR	Name of the Issuer's governing body which took the decision on the change of the authorized capital	Date and number of the minutes of the meeting (session) of the Issuer's governing body at which the decision on the change of the authorized capital was taken	Amount of the authorized capital after the change, RUR	Character of the change
506,142, 862.50 Common stock: 1,150,323,325 Total volume (RUR): 379,606,697.25 Share in the authorized capital: 75.00 % Preferred stock: 383,442,925 Total volume (RUR): 1 265 361 65.25 Share in the authorized capital: 25.00 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1,297,779,384.66	Conversion at reorganization
2003				
1,297,779,384.66 Common stock: 2,960,512,964 Total volume (RUR): 976,969,278.12 Share in the authorized capital: 75.28 % Preferred stock: 972,151,838 Total volume (RUR): 320,810,106.54 Share in the authorized capital: 24.72 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1,297,779,384.66	Conversion at reorganization
2004– no changes				
2005– no changes				
4th quarter of 2005 – no changes				

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

Name of the fund: ***pursuant to the Federal Law "On Joint –Stock Companies" the Issuer shall establish the reserve fund.***
Size of the fund stipulated by the constituent documents: ***5 percent of the legal capital.***

The Company shall pay the compulsory annual contributions being not less than 5 percent of the net profit into the reserve fund until it reaches the prescribed size.

The objective of the reserve fund shall be covering the Company losses, redeeming the Company's bonds and repurchasing the Company's shares should other assets be insufficient.

Reserve fund shall not be used for any other purpose.

Size of the fund in money terms:

this information is included in the financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.

The size of deductions to the fund during the reporting period:

this information is included in the financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.

Money from the fund used during the year:

this information is included in the financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.

Purpose of the fund's usage:

this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented

within 90 days after the end of the year.

8.1.4.Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer

Name of the supreme governing body of the issuer: ***General Shareholders' Meeting***

Procedure of notifying the shareholders (participants) on holding the meeting of the supreme governing body of the issuer:

Notice of the General Shareholders' Meeting shall be given not later than 30 days before its opening. Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification of the Extraordinary General Shareholders' Meeting shall be made not later than 50 (fifty) days before the meeting.

Should an Extraordinary General Shareholders' Meeting be convened upon request of the Company's Auditing Commission, Auditor as well as of any shareholder or group of shareholders owning at least 10 percent of the Company's voting shares, notice of the Extraordinary General Shareholders' Meeting should be given not later than 20 days before its opening.

The Company aims at notifying about holding a shareholders meeting not later than 30 days from the date of the meeting irrespective of the questions, included into agenda, if greater terms are not stated by the law.

Notification of the General Shareholders' Meeting shall be sent to each person from the list of persons entitled to take part in the General Shareholders' Meeting by registered mail or delivered to each of the abovementioned persons personally (provided that a signed acknowledgement of receipt is obtained), or published in the newspaper "Rossiyskaya Gazeta".

Parties (bodies) entitled to call (demand holding) an extraordinary meeting of the issuer's supreme governing body, and procedure of sending (presenting) such demands:

An extraordinary General Shareholders' Meeting shall be held upon decision of the Board of Directors o n the basis of its own initiative; demand of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. Extraordinary General Shareholders' Meeting upon request of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares is called by the Company's Board of Directors.

Requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Single State Register of Legal Entities;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive body, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

Request on convening the Extraordinary General Shareholders' Meeting shall include information provided by Article 55 of the Federal Law "On Joint Stock Companies". Proposal on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting being included into the request on calling the Extraordinary General Shareholders' Meeting shall follow the provisions set by Article 53 of the Federal Law "On Joint Stock Companies".

Requests on holding the Extraordinary General Shareholders' Meeting shall be considered received from the shareholders or their proxies who signed them.

Should the request on holding the Extraordinary General Shareholders' Meeting be send by non-registered letter or other non-registered mail, date at the postmark confirming the date of receiving shall be considered the date of making the request. Should the request on holding the Extraordinary General Shareholders' Meeting be send by registered letter or other registered mail, date of its delivery to the addressee (provided that a signed acknowledgement of receipt is obtained) shall be considered the date of making the request.

Procedure of fixing the date of holding the meeting of the Issuer's supreme governing body:

An annual General Shareholders' Meeting shall be held not earlier than four months and not later than six months after the termination of the fiscal year.

When preparing the General Shareholders' Meeting the Board of Directors of the Company shall determine:

- *Form of the General Shareholders' Meeting;*
- *Date, venue and time of the General Shareholders' Meeting as well as postal address for delivery of duly executed voting papers, in case the General Shareholders' Meeting being held by absentee voting – cut-off date of receiving the voting instruction cards and postal address for delivery of duly executed voting papers;*
- *Starting time of registration of the shareholders entitled to take part in the General Shareholders' Meeting;*
- *Cut-off date (date of making list of the shareholders entitled to take part in the General Shareholders' Meeting);*
- *Agenda of the General Shareholders' Meeting;*
- *Type (types) of preferred shares granting their holders the right to vote on the agenda issues of the General Shareholders' Meeting;*
- *Procedure for informing the shareholders on the General Shareholders' Meeting;*
- *List of information and materials to be submitted to shareholders when preparing the General Shareholders' Meeting and order of their presentation.*
- *Form and wording of a voting instruction card*

Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Commission, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares shall be held within the 40-days period from the date of presenting the request to hold an Extraordinary General Shareholders' Meeting.

Should the agenda of Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Commission, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares include the issue on election of the Board of Directors, the Extraordinary General Shareholders' Meeting shall be held within the 70-days period from the date of presenting the request to hold an Extraordinary General Shareholders' Meeting.

When the number of the Board of Directors members becomes less than the quorum sufficient for conducting the Board of Directors meetings, Extraordinary General Shareholders' Meeting to be convened upon the decision of the Company's Board of Directors on the basis of its own initiative in order to consider the issue on election of the Board of Directors shall be held within 70-days period from the date of taking the decision by the Board of Directors to hold it.

Parties entitled to put forward motions to the agenda of the meeting of the supreme governing

body of the issuer, procedure of putting forward such motions:

Shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual General Shareholders' Meeting and to propose candidates to the Board of Directors of the Company and to the Auditing Commission of the Company, the number of which may not exceed the number of members of the respective body as established by the Company's Charter. Such proposals shall be received by the Company within 60 (sixty) days after the termination of the fiscal year.

When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda, any shareholder or group of shareholders that owns 2 percent or more of the Company's total number of voting shares shall be entitled to nominate candidates to the Board of Directors in number not exceeding its quantitative structure determined by the present Charter. The names of candidates shall be submitted to the Company 30 days before the date of the extraordinary General Shareholders' Meeting at the latest.

Proposals on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, and the requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Single State Register of Legal Entities;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive body, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

If the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies elected by the General Shareholders' Meeting is sent by mail, date at the postmark confirming the date of sending shall be considered the date of making the proposal.

When the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, or the request on calling the Extraordinary General Shareholders' Meeting is delivered personally (provided that a signed acknowledgement of receipt is obtained), date of such delivery shall be considered the date of making the proposal or request.

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting of the supreme governing body of the Issuer, and procedure of getting familiarized with such information (materials):

The following information (materials) is provided to the persons entitled to participation in the General Shareholders' Meeting according to the procedure and to the address (es) indicated in the notification of the General Shareholders' Meeting:

- annual accounts and statements, including the auditor report and the conclusion of the Auditing Commission of the Company on the results of the audit of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Commission;

- draft amendments and additions to the Company's Charter or new edition of the Company's draft Charter;

- draft internal regulations of the Company;

- other draft documents, the adoption of which is provided for by draft resolutions of the General Shareholders' Meeting;

- draft resolutions of the General Shareholders' Meeting;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the General Shareholders' Meeting, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the General Shareholders' Meeting.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
1	"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment	"Armavir Communication Facilities Plant" CJSC	1a, Urupskaya St., Armavir, Krasnodar Region, 352903	100	100	none	none
2	Closed Joint-Stock Company "Yugsvyazstroy"	CJSC "Yugsvyazstroy"	110/1, Ayvazovskogo St., Krasnodar, 350040	100	100	none	none
3	Open Joint-Stock Company "Health-care center "Orbita"	"Health-care center "Orbita" OJSC	Village Olginka, Tuapse district, Krasnodar Krai 352840	100	100	none	none
4	"Intmashservice" Company with Limited Liability	"Intmashservice" LLC	8, Golubinskaya Str., Volgograd, 400131	100	-	none	none
5	"Factorial-99" Company with Limited Liability	"Factorial-99" LLC	47, Bratskiy per., Rostov-on-Don 344082	100	-	0.00005 %	none
6	"UTK-Finance" Company with Limited Liability	"UTK-Finance" LLC	66, Karasunskaya St., Krasnodar 350000	100	-	none	none
7	Open Joint –Stock Company "Kuzminov Stavtelecom"	OJSC "Kuzminov Stavtelecom"	10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035	100	100	none	none
8	Closed Joint –Stock Company Teleradiokompaniya "Foton"	CJSC TRK "Foton"	30, Zheleznodorozhnaya St., Krasnodar, Krasnodar krai, 350033	50.5	50.5	none	none
9	Company with Limited Liability Creative Association "Accent"	TO"Accent" LLC	68, Krasnoarmeiskaya St., Krasnodar, Krasnodar krai, 350000	51	51	none	none
10	Closed Joint –Stock Company "Volgograd-GSM"	CJSC "Volgograd-GSM"	19d, Kommunisticheskaya St., Volgograd, 400131	50	50	0.015	0.004
11	Closed Joint –Stock Company "Stavropolskaya sotovaya svyaz"	CJSC "SSS"	10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035	50	-	none	none
12	Closed Joint –Stock Company "TeleRoss-Volgograd"	CJSC "TeleRoss-Volgograd"	16, Mira Str., Volgograd 400 131	50	50	none	none

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
13	Closed Joint –Stock Company "TeleRoss-Kubanelectrosvyaz"	CJSC "TeleRoss-Kubanelectrosvyaz"	51, GimnazicheskayaSt., Krasnodar, 350000	50	50	none	none
14	Closed Joint –Stock Company "ZanElCom"	CJSC "ZanElCom"	Office 2, 7, Novolesnaya Str., Moscow 103055	45	45	none	none
15	"Yug-Giprosvyaz" Company with Limited Liability	"Yug-Giprosvyaz" LLC	67, Gagarin Str., Krasnodar 350062	24	-	none	none
16	Closed Joint –Stock Company "Telekompania IR"	CJSC "Telekompania IR"	2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007	23.5	23.5	none	none
17	Closed Joint –Stock Company "Kabardino-Balkarski GSM"	CJSC "Kabardino-Balkarski GSM"	14, pr. Shogentsukova, Nalchik, 360051	20	20	none	none
18	Closed Joint –Stock Company "Karachaevo-CherkesskTeleSot"	CJSC "Karachaevo-CherkesskTeleSot"	147, Lenin pr., Cherkessk, Karachaevo-Cherkessian Republic, 369000	20	20	none	none
19	Closed Joint –Stock Company of Russian documental communication "Rostelegraph"	CJSC "Rostelegraph"	7, Tverskaya Str., Moscow 103375	15.68	15.68	none	none
20	Joint –Stock Commercial Bank "Krasnodarbank"	AKB "Krasnodarbank"	70, Karasunskaya St., Krasnodar, 350000	13.5	13.5	none	none
21	Closed Joint –Stock Company "Startcom"	"Startcom" CJSC	6, 2nd Spasonalikovski per., Moscow 117909	11.1	11.1	none	none
22	Open Joint –Stock Company "Informatsionnie tekhnologii svyazi"	"Svyazintech" OJSC	Building 2, 55, Plyushchikha Str., Moscow, 119121	11	11	none	none
23	Closed Joint –Stock Company, Astrakhan TV and Radio Broadcasting Independent Company "TRANK"	CJSC "TRANK"	3, Studencheskaya Str., Astrakhan 414004	10	10	none	none
24	"Astrakhan-Page" Company with Limited Liability	"Astrakhan-Page" LLC	16, Trusova Str., Astrakhan 414000	10	-	none	none
25	Closed Joint –Stock Company "Nalchikskaya Sotovaya Set"	CJSC "NSS"	14, pr. Shogentsukova, Nalchik, 360051	6	6	none	none

8.1.6. Data on Material Transactions Concluded by the Issuer

Any material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction:

In the 4th quarter of 2005 material transactions the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets were not concluded.

8.1.7. Data on Credit Ratings of the Issuer

Information on assignment to the Issuer and-or securities of the Issuer of a credit rating (ratings) during the last 5 completed financial years:

Object of assigning the credit rating: ***Issuer***

a) Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "CCC+" according to international standards

Long-term corporate credit rating "ruBB" according to Russian standards

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
27.12.2001	Long-term local and foreign currency corporate credit ratings "CCC+"
02.04.2003	Raise of long-term corporate credit rating to 'B-' from 'CCC+'.
06.08.2003	Assignment of long-term corporate credit rating "ruBBB" according to Russian standards
10.02.2004	Outlook of UTK ratings was changed from "Stable" to "Negative". "B-" long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was confirmed. Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB" to "ruBBB-".
02.02.2005	Long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was decreased from "B-" to "CCC+". Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB-" to "ruBB".
26.09.2005	Outlook of UTK ratings was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***615 South Dupont Highway,Dover, Kent county, Delaware, USA***.

Brief description of the method of assigning the credit rating:

Issuer's credit rating according to Standard & Poor's international scales expresses the current opinion on general credit capacity of the Issuer of bonds, underwriter or guarantee, business partner, its ability and intention to service its debt in full and in due time.

Standard & Poor's assigns ratings on the basis of transparent methodology taking into consideration quantitative and qualitative factors, financial risks and business risks only if there is sufficient information.

Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the

business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility).

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

On 26th September 2005 Standard & Poor's revised its outlook on "UTK" PJSC to Stable from Negative due to the Company's ability to stabilize its financial profile shown in first-half-2005. At the same time Standard & Poor's affirmed its «CCC+» long-term corporate credit rating and "ruBB" Russia national scale and senior unsecured debt ratings on the Company.

According to Standard & Poor's analysts, outlook revision reflects UTK's showing noticeable improvements in its operating and financial performance during 2005 as the Company stuck to its promised focus on cost control, much reduced capital spending and profitability enhancements.

The ratings, however, remain constrained by the Company's weak liquidity position, significant debt levels, limited business diversification, and uncertainties associated with industry restructuring. These risks are moderated by UTK's solid market position, its improving operations, progress in the regulation of local tariffs, and growth potential.

Stable outlook reflects Standard & Poor's expectation that UTK's continuing focus on stringent cost and cautious approach to capital investments – combined with increasing EBITDA and cash flow generation will help the Company to stabilize its financial profile.

On February 2, 2005 Standard & Poor's lowered its long-term corporate credit rating of "UTK" PJSC from «B-» to «CCC+» (outlook — «Negative») because of substantial increase in financial risks. At the same time Standard & Poors lowered its Russia national scale senior unsecured issuer rating from «ruBBB-» to «ruBB».

On 10.02.2004 Standard and Poor's changed the outlook of UTK ratings from "Stable" to "Negative" that reflected expectations of the rapid growth of a negative operating cash flow and debt obligations in 2003.

At the same time Standard and Poor's confirmed its "B-" long-term credit rating of "UTK" PJSC according to international scale, but decreased Russia national scale credit ratings of the Company and its senior unsecured bond issues from "ruBBB" to "ruBBB-".

Credit analyst of Standard and Poor's Pavel Kochanov noted: "Increase in a negative free operating cash flow and debt obligations has exceeded initial expectations of Standard and Poor's; similar changes in financial position of "UTK" PJSC can be continued in 2004 ".

The aggressive investment policy is aimed at essential increase in revenues from traditional telecommunications services and new non-regulated telecommunications services, however Standard and Poor's believes, that impact of capital investments on revenue growth and profitability of the Company in the next several years are uncertain at the given stage. Demand for new

telecommunications services due to which the Company expects to increase proceeds, and also revenue growth from extension of the subscriber base can appear not so optimistic.

On August 6, 2003 Standard & Poor's assigned its "ruBBB" Russia national scale rating to "Southern Telecommunications Company" PJSC. At the same time Standard & Poor's assigned its "ruBBB" Russia national scale rating to "UTK" PJSC proposed Russian ruble 1.5 billion senior unsecured bond issue due 2006. The proceeds from the bond issue will be used to finance RUR 5 billion capital expenditure program in 2003 which will further upgrade the company's outdated network and expand its network capacity.

The ratings continue to be supported by "UTK" PJSC dominant market share as the main provider of essential telecoms services in the southern region of the Russian Federation and progress in enabling the provision of a wider range of higher-quality services. Standard & Poor's expects "UTK" PJSC to increase its debt to a manageable level without materially weakening its financial profile and ability to service its debt obligations.

The rating action of 02.04.2003 reflects the net benefits of the merger of Southern Telecom with nine other fixed-line incumbents in the southern region of Russia that are controlled by the state-owned holding Svyazinvest. The merger has resulted in a stronger competitive position and improved business profile for the company. The outlook is stable. The new company--which had approximately 3x greater revenues of about $331 million in 2002 --should benefit from its larger scale by receiving better terms from vendors of telecoms equipment. The merger will also give it a stronger market position that is less vulnerable to weaknesses in a particular area or customer segment, and make it easier to access capital markets.

Offsetting these gains to some extent is the fact that the enlarged service area has marginally less attractive average market characteristics and will require integration work and additional investments to reconcile and improve network characteristics to a more uniform level across the whole area. It is expected that Southern Telecom will continue with its structural reorganization, management improvement, and network modernization, and that it will execute its business plan without materially weakening its financial profile and ability to service its debt obligations.

A manageable increase in debt is already factored into the rating on Southern Telecom. The rating assumes, however, that operating cash flow will be sufficient to service debt in the short-term and that the company can return to free operating cash flow generation in the medium term as network investments are completed.

б) Credit rating as at the expiry date of the quarter under report:

Long-term national- scale credit rating of Baa3 (rus).

Short-term Russia- scale credit rating of RUS-3.

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
12.04.2004	Interfax Rating Agency in association with Moody's Investors Service assigned a long-term national- scale credit rating of Baa3 (rus) and short-term rating of RUS-3 to "Southern Telecommunications Company" PJSC.
12.07.2005	A long-term national- scale credit rating of Baa3 (rus) of "Southern Telecommunications Company" PJSC was changed to Baa3.ru due to introduction of a new national-scale rating system

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company***

"Interfax Rating Agency"

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Issuer's credit rating expresses the current opinion on its ability and intention to service its debt in full and in due time.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings, which take into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- ***sector risks,***
- ***political and regulatory risks,***
- ***market position of the company and its business efficiency,***
- ***management quality,***
- ***ownership structure,***
- ***financial risk.***

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

B) Credit rating as at the expiry date of the quarter under report:

B3 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
26.07.2004	B3 senior implied rating (Outlook – "Stable)
23.06.2005	The ratings were confirmed.

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***State support (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;***
- ***Degree of the state regulation of the market. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;***
- ***Competitive Environment. The principle is to estimate the potential of the regional market;***
- ***Management potential. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);***
- ***Management strategy. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;***
- ***Diversification strategy. The principle is to reveal the signs of the business diversification;***
- ***Financial management. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;***
- ***Financial showing. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.***
- ***Stock market strategy. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).***

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:
No other information

- Object of assigning the credit rating: ***bonds***

a) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15,2003; November 28, 2003***

Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "ruBB" according to Russia national scale with Stable outlook

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
10.02.2004	"ruBBB-" Russia national scale rating and "B-" long-term corporate credit rating according to international standards were assigned
02.02.2005	Russia national scale rating was decreased from "ruBBB-" to "ruBB". Long-term corporate credit rating according to international standards was decreased from "B-" to "CCC+". Outlook "Negative".
26.09.2005	"ruBB" Russia national scale rating and "CCC+" long-

	term corporate credit rating according to international standards were confirmed. Outlook of UTK ratings was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***615 South Dupon Highway, Dover, Kent, Delaware, USA***.

Brief description of the method of assigning the credit rating:

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

No additional information.

b) Type, category, series, form and other descriptors of the securities: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-07-00062-A***

Date of state registration: ***August 17,2004***

Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "ruBB" according to Russia national scale with Stable outlook

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
02.02.2005	Russia national scale rating was decreased from "ruBBB-" to "ruBB". Long-term corporate credit rating according to international standards was decreased from "B-" to "CCC+". Outlook "Negative".
27.09.2005	"ruBB" Russia national scale rating and "CCC+" long-term corporate credit rating according to international standards were confirmed. Outlook was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***615 South Dupon Highway, Dover, Kent, Delaware, USA***.

Brief description of the method of assigning the credit rating:

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an

obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

No additional information.

c) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the date of approval of the Emissive prospectus:

Long-term national scale credit rating Baa3 (rus)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
12.04.2004	Long-term national scale credit rating Baa3 (rus) was assigned
12.07.2005	Long-term national scale credit rating Baa3 (rus) was confirmed

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Credit rating of a bonded issue or type of the company's bonded issues expresses the current opinion on its credit status relating to such bonded issue/type of bonded issues.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings, which take into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Credit rating of a separate obligation (bonded issue) cannot coincide with the company's credit rating because it must take into account the issue's structure, degree of security of the rights of the creditor under the obligation, credit status of underwriters of the bonded issue. If the bond issue is objectively secure enough, that is, provides for certain forms of risks reduction such as, for example, reliable security, then credit rating of the obligation can be higher than the rating of the borrower.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and

future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- *sector risks,*
- *political and regulatory risks,*
- *market position of the company and its business efficiency,*
- *management quality,*
- *ownership structure,*
- *financial risk.*

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

d) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the expiry date of the quarter under report:

Caa1 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
26.07.2004	Caa1 senior implied rating (Outlook – "Stable)
23.06.2005	Caa1 senior implied rating (Outlook – "Stable) was confirmed

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***State support** (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;*
- ***Degree of the state regulation of the market**. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;*
- ***Competitive Environment**. The principle is to estimate the potential of the regional market;*
- ***Management potential**. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);*
- ***Management strategy**. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;*
- ***Diversification strategy**. The principle is to reveal the signs of the business diversification;*
- ***Financial management**. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;*
- ***Financial showing**. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.*
- ***Stock market strategy**. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).*

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:
No other information

8.2. Data on Each Category of Issuer's Shares

Category: ***ordinary***

Form: ***registered non-documentary***

Face value, ***RUR: 0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.):
2,960,512,964

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***130,814,345***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***1-03-00062-A (state registration numbers of associated issues: 1-04-00062-A, 1-05-00062-A, 1-06-00062-A, 1-07-00062-A, 1-08-00062-A, 1-09-00062-A, 1-10-00062-A, 1-11-00062-A, 1-12-00062-A, 1-13-00062-A).***

Rights granted by shares to their holders:

Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:

- ***to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;***
- ***to receive dividends according to the order determined by the current Russian legislation and***

the present Charter in case the Company announces their payment;

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

- to exercise his right of priority when acquiring extra shares distributed by public subscription and emissive securities convertible into shares in proportion to the quantity of shares owned by him;

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of individuals and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002

State registration was made by: FCSM of Russia

Category: ***preferred***

Type: ***A***

Form: ***registered non-documentary***

Face value, RUR: ***0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): ***972,151,838***

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***32,711,532***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***2-03-00062-A (state registration numbers of associated issues: 2-04-00062-A, 2-05-00062-A, 2-06-00062-A, 2-07-00062-A, 2-08-00062-A, 2-09-00062-A, 2-10-00062-A, 2-11-00062-A, 2-12-00062-A).***

Rights granted by shares to their holders:

Each preferred Type A share shall grant its holder equal scope of rights.

Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A

shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.

The shareholders – holders of the preference Type A shares have the following rights:

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

These rights are granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.

The shareholders – holders of the preference Type A shares have the following rights if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting:

- *Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).*

- *Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.*

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

- *Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.*

The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective

legislation of the Russian Federation.

The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of individuals and Postal addresses can be given only by their expressed assent.

Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002
State registration was made by: FCSM of Russia

8.3. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Form of securities: ***bonds***
Series: ***K-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Other identifications of securities: ***none***
Date of registration:***15.08.2002***
Registration number: ***4-01-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Par value of one security of the issue, RUR: ***500***
Total number of the issued securities, bonds: ***500***
Total value of the issue, RUR: ***250,000***

Redemption period:

Launch date: 1.10.2003

Expiry date: 31.12.2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***K-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-02-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Par value of one security of the issue, RUR: ***500***

Decision on the bond issue;

6) *other case prescribed by the laws of the Russian Federation.*

A Bondholder is entitled to demand fulfillment of the redemption commitment from the Underwriter if the Issuer does not fulfill this obligation. Procedure of bonds redemption by the Underwriter is specified in paragraph 11 of the Resolution on the bond issue and paragraph 56.14 of the Prospectus on Bonds. A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bondholders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary providing centralized custody of issuer's securities:

Full registered name: "National Depositary Center» Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009

License:

No. of license: 177-03431-0000100

Date of issue: 4.12.2000

Period: unlimited

Authority issuing the license: Federal Commission for Securities Market

Terms and the arrangements of the redemption:

Bonds are to be redeemed at their face value on the 1092-nd day from the first day of the bond placement (hereinafter referred to as "The maturity date") by the Issuer and/or the Issuer's payment agent, which is:

Full registered name: "National Depositary Center» Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia

Postal address: building 4, 1/13 Sredniy Kislovskiy per., Moscow, Russian Federation 125009

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" and/or "Kommersant" not later than 10 (ten) working days prior to such actions.

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds is made to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bondholder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bondholder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment and Bond redemption. Not later than four working days prior to the date of the Bond yield (coupon) payment and/or Bond redemption, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment and Bond redemption provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners, as set forth below.

Repayment of Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fifth business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds with a view of their redemption).

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of redemption, declares appropriate including in case of

Total number of the issued securities, bonds: ***500***
Total value of the issue, RUR: ***250,000***

Redemption period:

Launch date: 1.10.2002

Expiry date: 31.12.2002

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***C-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-03-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***3,566***
Par value of one security of the issue, RUR: ***2,500***
Total value of the issue, RUR: ***8,915,000***

Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2002 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***C-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-04-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***6***
Par value of one security of the issue, RUR: ***300***
Total value of the issue, RUR: ***1,800***
Redemption period:

Launch date: 1.10.2005

Expiry date: 1.11.2005

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

8.3.2. Data on Issues, the Securities of Which are Circulating

Total number of bonds in circulation (not redeemed), bonds: ***6,500,000***

Total nominal value of bonds being in circulation (not redeemed), RUR: ***6,500,000,000***

Form of securities: ***bonds***

Series: ***01***

Type: ***interest-bearing***

Form of securities: ***certificated pay-to-bearer***

Full name of the bond issue: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

Date of registration:***15.08.2003***

Registration number: ***4-05-00062-A***

State registration authority performing the registration: ***FCSM of Russia***

Information about state registration of the report on the issue's results:

Date of registration:***21.10.2003***

State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***

Total number of the issued securities, bonds: ***1,500,000***

Par value of one security of the issue, RUR: ***1,000***

Total value of the issue, RUR: ***1,500,000,000***

Rights granted by each security of the issue to their holders:

A Bondholder is entitled to get the face value of the Bond specified in paragraph 4 of the Resolution on the Bond Issue when the Bond is retired.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 8.3 of the decision on the issue and payout period - in paragraph 8.4 of the decision on the issue.

A Bondholder is entitled to get the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

A Bondholder is entitled to freely sell or otherwise alienate the Bond.

A Bondholder who bought a bond during primary distribution has no right to conduct transactions with this bond before the state registration of the report on the results of the bond issue pursuant to the legislation of the Russian Federation.

If the Issuer refuses to fulfill its obligations on bond issue, a Bondholder is entitled to exercise his rights in accordance with the procedure prescribed by paragraph 8.6 of the Resolution on the bond issue and paragraph 56.11 of the Prospectus on Bonds.

A Bondholder is not entitled to present a Bond of the issue for retirement before maturity except for the following cases:

1) ***coming into effect court decision on the Issuer's bankruptcy;***
2) ***taking decision on the Issuer's liquidation by the Issuer's body authorized to take such decision;***
3) ***coming into effect court decision on the Underwriter's bankruptcy;***
4) ***taking decision on the Underwriter's liquidation by the Underwriter's body authorized to take such decision;***
5) ***not meeting the commitments by the Issuer to pay coupon income on the bond issue within 10 (ten) business days from the date of payment of this coupon income specified in the***

alienation of Bonds after Date of making up a list of owners and Holders of Bonds with a view of redemption.

Not later than 2 (two) working days prior to the Maturity Date the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the bond redemption including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly.

Not later than 1 (one) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

At repayment of Bonds the coupon income is paid for last coupon period also.

On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive Bond redemption amounts.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as Bond redemption payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for face-value of Bonds and the coupon income for the last coupon period in favor of owners and Holders of Bonds.

Bonds are being charged off the accounts of depot in the Depositary at repayment of all Bonds after

execution by the Issuer and/or Payment Agent of the obligations on transferring amounts required to fulfill the payment commitments on Bonds redemption and payment of the coupon income for the last coupon period.

The Certificate is to be cancelled after all Bonds are written off the accounts of depot of the Depositary.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		Coupon income
Launch date	**Expiry date**	
1. Coupon: first		
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	The size of each coupon income is determined according to the following formula: Kj = Cj*Nom * (T (j) - T (j-1)) / (365*100 %), Where, j - a serial number of the coupon period, j=1, 2, 3, 4, 5, 6; Kj - size of the coupon income on each Bond (RUR).; Nom - face-value of one Bond (RUR).; Cj - the size of the interest rate of j-th coupon, in percentage annual; T (j-1) - a launch date of j-th coupon period; T (j) – an expiry date of j-th coupon period. The size of coupon income for each coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual yield on the first coupon was fixed during the auction on the first day of the bond placement at the size of 14.24%.
2. Coupon: second		
Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the 364th day from the first day of the bond placement.	Method of determination of the coupon income under the second coupon is the same as for the first coupon. The interest yield for the second coupon will be equal to the interest rate for the first coupon.
3. Coupon: third		
Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Method of determination of the coupon income under the third coupon is the same as for the first coupon. The interest yield for the third coupon will be equal to the interest rate for the first coupon.
4. Coupon: fourth		
Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Method of determination of the coupon income under the fourth coupon is the same as for the first coupon. The interest yield for the fourth coupon will be equal to the interest rate for the first coupon.
5. Coupon: fifth		
Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Method of determination of the coupon income under the fifth coupon is the same as for the first coupon. The interest yield for the fifth coupon will be equal to the interest rate for the first coupon

6. Coupon: sixth

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the 1092nd day from the first day of the bond placement.	Method of determination of the coupon income under the sixth coupon is the same as for the first coupon. The interest yield for the sixth coupon will be equal to the interest rate for the first coupon.

Order and term of payment of the income on bonds:

Coupon period		**Period (date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Launch date	**Expiry date**		
1. Coupon: first			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.

Procedure Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by the Issuer or/and a payment agent upon instructions of the Issuer on the expiry date of the coupon period. Should the expiry date of the Bonds coupon period fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the expiry date of the coupon period. The bond owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bondholder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment .Not later than three working days prior to the date of the Bond yield (coupon) payment, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners, as set forth below.

Payment of coupon income on Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fourth business day before the date of payment of the coupon income (further under the text - " Date of making up a list of owners and Holders of Bonds for payment of coupon income). Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of payment of coupon income, is considered as due and proper, including the case of Bonds alienation after Date of making up a list of owners and Holders of Bonds with a view of payment of coupon income. Not later than 2 (two) working days prior to the Date of payment of coupon income the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view ofthe payment of coupon income including the following data:

a) A full name of the person, authorized to receive sums of coupon income under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive sums of coupon income, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get sums of coupon income, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive sums of coupon income;

c) Location and postal address of the person, authorized to receive sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive sums of coupon income, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive sums of coupon income under Bonds;

f) The tax status of the person authorized to receive sums of coupon income (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly. Not later than 1 (one) working day before the Date of coupon income payment, the Issuer transfers the appropriate money to the Payment Agent's account. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds. As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners. If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds. Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favor of owners and Holders of Bonds.

2. Coupon: second

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the 364th day from the first day of the bond placement.	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: third

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: fourth

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: fifth

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: sixth

Launch date of the sixth coupon is 910th day	Expiry date of the sixth coupon is the 1092nd	Date of the sixth coupon income payment is the	Payment of the coupon income on bonds are

from the first day of the bond placement.	day from the first day of the bond placement.	1092nd day from the first day of the bond placement.	made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds			

Kind of security: ***underwriting***

Form of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration:***28.11.2003***
Registration number: ***4-06-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***19.03.2004***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***1,500,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***1,500,000,000***

Rights granted by each security of the issue to their holders:
Each bond shall grant its holder equal scope of rights.

1. A Bondholder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bondholder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 9.3 of the decision on the bond issue.

3. A Bondholder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

If the Issuer refuses to fulfill its obligations on bond issue in order and terms specified by the Decision on the bond issue, a Bondholder is entitled to advance a claim to the Issuer in the arbitration court.

4. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (a default, a technical default) security in the form of underwriting is provided according to item 9.7. and item 12.2. of the Decision on bond issue and item 56.11. and item 56.14 of the Prospectus on the bond issue. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 1.5 billion rubles and the cumulative coupon income under Bonds. The size of commitments secured by the Underwriter cannot exceed 2400000000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 56.14.of the Prospectus on the bond issue. Rights on the Bond are transferred to the

new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to return his investments in case the bond issue is declared ineffective or invalid in accordance with the legislation of the Russian Federation.

6. A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bondholders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: ***NDC***

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

License number: ***177-03431-000100***

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Terms and the arrangements of the redemption:

Repayment of Bonds shall be carried out in money terms in currency of the Russian Federation by cashless settlement.

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer, which is:

Full registered name: Joint-stock commercial bank " ROSBANK " (open joint-stock company)

Abbreviated name: OJSC AKB " ROSBANK "

Location: 11, Masha Poryvaeva Str., Moscow, 107078

Postal address: mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya» not later than 10 (ten) working days prior to such actions.

Bonds are to be redeemed at their par value on the1 092nd (one thousand and ninety second) day from the launch date of the bonds placement

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that a bondholder who is a depositor of NDC is authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners including the below mentioned data.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working days before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1 092nd (one thousand and ninety second) day from the starting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond.

Coupon period		Coupon income
Launch date	**Expiry date**	

1. Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement. Time of fixing interest rate on the first coupon and conclusion of transactions is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall submit orders for the Bond acquisition through the trading system of MICEX. Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the Bonds at the price of 100 percent of their par value and the corresponding number of Bonds which potential buyers are ready to acquire if the Issuer fixes the interest rate on the first coupon higher or equal to that specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource on their accounts in the MICEX Clearing system, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders, which do not conform, to the above-mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders and send it to the Issuer.

All the submitted orders are to be considered by the Issuer. Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them and inform the Underwriter and MICEX about it.

The Underwriter shall publish a notice on the size of the interest rate under the first coupon using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - a launch date of the first coupon period; T1 – an expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market

		section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Launch date of the second coupon is the 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon being the 364th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon being the 546th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - a launch date of the third coupon period; T3 – an expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon being the 728th day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a launch date of the fourth coupon period;

		T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon being the 910th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a launch date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a launch date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the

income on each coupon period.

Coupon period		Period (date) of coupon income payment	Date of making up the list of Bond owners for payment of coupon income
Launch date	**Expiry date**		
1. Coupon: Annual interest rate on the first coupon was fixed during the auction on the launch day of the bond placement (9.25% per annum)			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federationin the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bondcoupon income amounts.

Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the BondOwners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of coupon income payment happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon period being the 364th day from the first day of the bond placement.	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon period being the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.

Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon period being the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first couponincome payment.			

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon period being the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" or "Kommersant" or any other mass media not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. List of the Bond owners and nominal holders made up for Bonds redemption is used for the sixth coupon income			

payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds

Kind of security: ***underwriting***

Form of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration:***17.08.2004***
Registration number: ***4-07-00062-A***
State registration authority performing the registration: ***FSFM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***11.11.2004***
State registration authority performing the registration of the report on the issue's results: ***Federal Service on Financial Markets of Russia***
Total number of the issued securities, bonds: ***3,500,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***3,500,000,000***

Rights granted by each security of the issue to their holders:
The Bonds represent direct and pure obligations of "Southern Telecommunications Company" PJSC (hereinafter referred to as "Issuer").

1. A Bondholder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bondholder is entitled to get the interest of the Bond face value (coupon yield) after termination of each coupon period.

3. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (including a default, a technical default according to item 9.7. and item 12.2. of the Decision on bond issue and item 9.1.2. e) and item 9.1.2. 3) of the Prospectus on the bond issue) security in the form of underwriting is to be provided. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 3.5 (three and a half) billion rubles and the cumulative coupon income under Bonds.

4. The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 9.1.2. z) of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to get back his investments in case the bond issue is declared ineffective or invalid.

6. A Bondholder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

7. A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Depositary:
Full registered name: ***Non-commercial partnership "National Depositary Center"***
Abbreviated name: ***NDC***
Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***
INN: ***7706131216***
Phone: ***(095) 232-05-27***
License number: ***177-03431-000100***
Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Terms and the arrangements of the redemption:
Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer, which is:

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in order and terms specified in Article 11 of the Decision on the bond issue and Article 2.9. of the Prospectus of the Bonds.

Bonds are to be redeemed at their par value on the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that nominal holders of the Bonds being depositors of NDC are authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and nominal Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners and/or nominal holders of the Bonds including the below mentioned data.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- ***full name/first name, middle initial, last name the owner of Bonds;***
- ***number of the Bonds owned;***
- ***full name of the person, authorized to receive the redemption sums under Bonds;***
- ***location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;***
- ***essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;***
- ***Tax-payer's Identification number (TIN) of the Bond Owner;***
- ***tax status of the Bond Owner.***

If a Bond Owner is a juridical person – non-resident:

- ***personal identification number (IIN) – if any.***

If a Bond Owner is a natural person:

- ***kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;***
- ***number of the certificate of the state retirement insurance of the Bond Owner (if any);***
- ***Tax-payer's Identification number (TIN) of the Bond Owner (if any);***
- ***date, month and year of birth of the Bond Owner.***

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and/or nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and/or nominal Holders of the Bonds, made on Date of making up the list of owners and/or nominal Holders of Bonds including the following data:

a) Full name of the person, authorized to receive the redemption sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) and Taxpayer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds.

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and/or nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working days before the Maturity Date, the Issuer transfers the appropriate

money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		Coupon income
Starting date	Expiry date	

1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement (12.3%).

On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders, which do not conform, to the above-mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size

of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183d day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - starting date of the first coupon period; T1 – expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon being the 366th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3rd Coupon: The interest rate on the third coupon shall be equal to the interest rate for the first coupon.

Starting date of the third coupon is 366-th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon being the 549th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond;

		C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - starting date of the third coupon period; T3 – expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4th Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon being the 732nd day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a starting date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). the interest rate for the first coupon.

5th Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon being the 915th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a starting date of the fifth coupon period; T5 – an expiry date of the fifth coupon period.

		The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6th Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is 915-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon being the 1 098th day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a starting date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is 1 098th day from the first day of the bond placement.	Expiry date of the sixth coupon period is the starting date of the eighth coupon being the 1 281st day from the first day of the bond placement.	The size of the seventh coupon income per one Bond is determined according to the following formula: KD = C7*N * (T7 – T6)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C7 - the size of the interest rate of the seventh coupon, in percentage annual; T6 - starting date of the seventh coupon period; T7 – expiry date of the seventh coupon period. The size of coupon income for the seventh coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or

		is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 231st day from the first day of the bond placement.	Expiry date of the eighth coupon period is the starting date of the ninth coupon being the 1 464th day from the first day of the bond placement.	The size of the eighth coupon income per one Bond is determined according to the following formula: KD = C8*N * (T8 – T7)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C8 - the size of the interest rate of the eighth coupon, in percentage annual; T7 - starting date of the eighth coupon period; T8 – expiry date of the eighth coupon period. The size of coupon income for the eighth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9TH Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon period is the starting date of the tenth coupon being the 1 647th day from the first day of the bond placement.	The size of the ninth coupon income per one Bond is determined according to the following formula: KD = C9*N * (T9 – T8)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C9 - the size of the interest rate of the ninth coupon, in percentage annual; T8 - starting date of the ninth coupon period; T9 – expiry date of the ninth coupon period. The size of coupon income for the ninth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after

the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is 1647-th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	The size of the tenth coupon income per one Bond is determined according to the following formula: KD = C10*N * (T10 – T9) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C10 - the size of the interest rate of the tenth coupon, in percentage annual; T9 - starting date of the tenth coupon period; T10 – expiry date of the tenth coupon period. The size of coupon income for the tenth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		**Period (date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Starting date	**Expiry date**		
1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction on the starting day of the bond placement			
Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183rd day from the first day of the bond placement.	Date of the first coupon income payment is the 183rd day from the first day of the bond placement. If the date of the coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).
Procedure of Coupon Yield payment: Payment of the coupon yield on the Bonds is effected by a payment agent uponinstructions and at the expense of			

the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federationin the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;
- essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a juridical person – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the

Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data: a) A full name of the person, authorized to receive the coupon income sums under Bonds. b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds; c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds; d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely: - Number of the account; - The name of the bank in which the account is open; - The correspondent account of the bank in which the account is open; - Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open; e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds; f) The tax status of the person authorized to receive the sums of coupon income under Bonds. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bondcoupon income amounts. Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the BondOwners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

2nd **Coupon:** The interest yield for the second coupon will be equal to the interest rate for the first coupon

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon period being the 366th day from the first day of the bond placement.	Date of the second coupon income payment is the 366th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3rd **Coupon:** The interest yield for the third coupon will be equal to the interest rate for the first coupon.

Starting date of the third	Expiry date of the third	Date of the third coupon	Payment of the coupon

coupon is the 366th day from the first day of the bond placement.	coupon is the starting date of the fourth coupon period being the 549th day from the first day of the bond placement.	income payment is the 549th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4th Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon period being the 732nd day from the first day of the bond placement.	Date of the fourth coupon income payment is the 732nd day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5th Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is the 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon period being the 915th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 915th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on

		on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6th Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is the 915th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon period being the 1 098th day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1 098th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment			

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is the 1 098th day from the first day of the bond placement.	Expiry date of the seventh coupon is the starting date of the eighth coupon period being the 1 281st day from the first day of the bond placement.	Date of the seventh coupon income payment is the 1 281st day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the seventh coupon income payment is the same as that of the first coupon income payment			

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon is the starting date of the ninth coupon period being the 1 464th day from the first day of the bond placement.	Date of the eighth coupon income payment is the 1 464th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the eighth coupon income payment is the same as that of the first coupon income payment			

9th Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon is the starting date of the tenth coupon period being the 1 647th day from the first day of the bond placement.	Date of the ninth coupon income payment is the 1 647th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the ninth coupon income payment is the same as that of the first coupon income payment			

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is the 1	Expiry date of the tenth coupon coincides with	Date of the tenth coupon income payment is the	Payment of the coupon income on bonds are

tenth coupon is the 1 647th day from the first day of the bond placement.	coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	income payment is the 1 830th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the tenth coupon income payment is the same as that of the first coupon income payment			

Kind of security: ***underwriting***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

No such issues.

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

1) Data on the person providing security for series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Closed joint-stock company " Management company " Baltic Financial Agency " (since 10.11.2003 – Private Joint –Stock Company "Management Company PSB).***

Abbreviated name: CJSC " ***Management company "BFA" (since 10.11.2003 – PJSC "MK PSB"***

Location***: 212, Moskovskiy pr., Saint Petersburg, 196066***

2) Data on the person providing security for series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***

Abbreviated name: ***"UTK-Finance " Ltd***

Location***: 66, Karasunskaya Str., Krasnodar, 350000***

3) Data on the person providing security for series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***

Abbreviated name: ***"UTK-Finance " Ltd***

Location***: 66, Karasunskaya Str., Krasnodar, 350000***

4) Data on the person providing security for series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***

Abbreviated name: ***"UTK-Finance " Ltd***

Location***: 66, Karasunskaya Str., Krasnodar, 350000***

8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue

1) Conditions of ensuring fulfillment of commitments under series 01 non-convertible interest-

bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting***.

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Maximum sum - the size of obligations of the Underwriter under the given security, shall not exceed 1,500,000,000 (one and a half billion) rubles.

Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds to pay the sum equal to par value of Bonds, to be paid by the Issuer according to the Decision on Bond Issue and the Prospectus of Bonds (hereinafter referred to as - terms of Bond Issue) to any owner of Bonds, for any reason, in time, currency and at the date, stipulated by terms of Bond Issue within the limits of the Maximum sum.

Acquisition of Bonds means the conclusion of contract of the guarantee among the purchaser of Bonds (further – Bond owners) and the Underwriter. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights.

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay par value of the Bonds arising in connection with Bond issue and placement.

Procedure of making claims by Bond owners to the Underwriter

Under condition of reception of the notice from the owner of Bonds about non-fulfillment of payment by the Issuer the Underwriter undertakes to provide (without any demand to the owner of Bonds to take measures concerning the Issuer or any other person) fulfillment of such payment as though the Underwriter has been specified instead of the Issuer as the basic person who has accepted the terms of Bond issue so that the Owner of Bonds would receive the same sum of the same currency as he should receive if this payment would be made by the Issuer according to terms of Bond issue, within no more than 70 (seventy) days after the date of such payment, but as a whole not later than 10 (ten) days after receiving the notice from the owner of Bonds.

The notice should be made in writing and sent to the Underwriter by registered mail or handed the authorized representative of the Underwriter on receipt.

The notice may be directed to the Underwriter during 60 (sixty) days from the moment of non-fulfillment of payment by the Issuer to the postal address of Joint-Stock Company " Management company "BFA": 212, Moskovskiy pr., Saint Petersburg, 196066 Russia

The following documents should be enclosed to the notice:

- ***A copy of an extract from the account of depot (inter-deposit account) of the Depositary of the owner of Bonds in the Depositary as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of Bonds;***
- ***A copy of an extract from the account of depot of the owner of Bonds as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of the Bonds, certified by the Depositary of the owner of Bonds in case the account of Bonds is carried out in the Depositary of the owner of Bonds having inter-deposit account in the Depositary;***
- ***The documents confirming powers of persons who have signed the claim on behalf of the owner of Bonds (in case of presentation of the claim by the authorized persons of the owner of Bonds);***
- ***Notarized samples of signatures of the persons who have signed the claim on behalf of the owner of Bonds.***

The notice should include amount of money to be paid to the owner of Bonds under the underwriting as well as description of the breach of the Issuer's obligations secured by the Underwriter.

Claim to the Underwriter can be made by a person – depositor of the Depositary, which keeps the bonds (hereinafter referred to as - "Bond Holder") for the benefit of Bond owners being depositors of such Bond Holder. In this case, Bond Holder should confirm its powers in the claim applications on behalf of owners of Bonds.

The notice should contain payment essential elements and other data of the person making the claim (the name for the legal person or a surname, name and patronymic for the physical person, the address of his site (residence), TIN, for physical persons - passport data, for legal entities - codes OKPO and OKVED (OKONKh), for bank establishments - BIK), necessary for transferring money to the owner of Bonds. The claim on payment of cash shall not be satisfied.

Within 10 (ten) days from the date of receiving the above-stated documents, the Underwriter shall carry out their check and in case they meet the requirements of the present Guarantee, fulfill payment of the sum due to the owner of Bonds, according to the payment essential elements specified in the claim. Obligations of the Underwriter are considered executed from the moment of charge-off of the corresponding sum from the account of the Underwriter for the benefit of the owner of Bonds.

If the Notice or the enclosed documents do not meet the requirements of the present Guarantee, the Underwriter is obliged to send notification on the reasons of refusal to satisfy the claim of the Bond owner to the owner of Bonds not later than 5 (five) working days from the moment of receiving the requirement.

The Issuer's net assets as of the last reporting date before providing security: ***12, 362, 359 ths rubles***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date before providing security: ***15 ths rubles***

Net assets of the juridical person underwriting the Issuer's bond issue as at the end of the quarter under report: ***this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.***

2) Conditions of ensuring fulfillment of commitments under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting.***

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 1,500,000,000 (one billion five hundred million) rubles and the cumulative coupon income under Bonds.

The size of commitments secured by the Underwriter cannot exceed 2,400,000,000 (Two billion four hundred million) rubles.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 56.14 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 1.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 1,500,000 (one million five hundred thousand) bonds with face value of 1,000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter cannot exceed 2,400,000,000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner has submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person (in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the date of providing security, RUR ths: ***12, 322, 700***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***- 3, 993***

Net assets of the legal entity underwriting the Issuer's bond issue as at the end of the quarter under report: ***this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.***

3) Conditions of ensuring fulfillment of commitments under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting.***

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 3,500,000,000 (three billion five hundred million) rubles and the cumulative coupon income under Bonds.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 3,500,000 (three million five hundred thousand) bonds with face value of 1,000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter cannot exceed total par value of the bond issue constituting 3,500,000,000 (Three billion five hundred million) rubles and cumulative coupon income under 3,500,000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner has submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds

belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person (in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the last reporting date prior to providing security, RUR ths: ***12, 872, 338***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***15.67***

Net assets of the juridical person underwriting the Issuer's bond issue as at the end of the quarter under report: ***this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.***

4) Conditions of ensuring fulfillment of commitments under series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: *underwriting.*

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay:

- *par value of the bonds (or part of their face value);*
- *coupon income under bonds.*

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations under the Emissive Documents:

- *to pay par value of the bonds (or respective portions of their face value) to the Owners of the bonds,*

- *to pay coupon income under the Bonds,*

on the following conditions:

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds is limited by the Maximum Sum.

In case of undue execution and/or default of the Issuer's obligations the Underwriter and the Issuer carry joint liability before Owners of Bonds.

The Underwriter undertakes to execute the Issuer's Obligations in the part that has not been executed by the Issuer in the following cases:

- *the Issuer has not paid or has not paid in full the respective portion of the bond face value to Bond Holders during redemption in size, order and terms determined by Emissive Documents;*
- *the Issuer has not paid or has not paid in full the coupon income under the bonds to Bond Holders in size, order and terms determined by Emissive Documents.*

Under the Offer terms the Underwriter undertakes to execute the Obligations of the Issuer not executed by the Issuer in the Volume of Non-executed Obligations and within the limits of the Maximum Sum. The volume of Non-executed Obligations is determined by the Underwriter on the basis of the Claims to Fulfill the Obligations received from Bond owners.

The Claim to Fulfill the Obligations shall meet the following conditions:

- *The Claim to Fulfill the Obligations shall be presented to the Underwriter in writing in Russian and signed by the Bonds Owner (or its authorized representatives);*

- The Claim to Fulfill the Obligations shall contain:

- *full personal or official name of the Bonds Owner,*
- *tax-payer's No. of the Bonds Owner,*
- *tax status of the Bonds Owner,*
- *place of residence (location) of the Bonds Owner,*
- *details of the bank account of the Bonds Owner to transfer monies,*
- *number of the Bonds, under which the Claim to Fulfill the Obligations is presented;*
- *scope of Unfulfilled Obligations in respect of the Bonds Owner who is sending such a Claim to Fulfill the Obligation.*

- The Claim to Fulfill the Obligations shall state that the Issuer has not fulfilled or failed to fulfill completely and within the timing set forth in the Emissive documents:

- *the obligations to pay a respective part of the face value;*
- *the obligations to pay the coupon yield;*

The Claim to Fulfill the Obligations shall be presented to the Underwriter no later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bonds Owner sending such a Claim to Fulfill the Obligations. The date when the Company receives the Claim shall be considered as the date of presenting Claim.

To prove the rights of the Bonds Owner to the Bonds stated in the Claim to Fulfill the Obligations, such claim shall be accompanied by a statement of the custody account with the NDC or depositaries, whish are depositors of NDC, as of the Date of Making up the List of Owners and/or Nominal Holders of the Bonds for the purpose of paying the coupon yield under the Bonds and/or Bonds retirement, determined in compliance with the Emissive documents.

The Claim to Fulfill the Obligations and documents enclosed thereto shall be sent to the Underwriter by registered mail, by messenger mail or express mail.

The Underwriter shall consider the Claim to Fulfill the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Underwriter is entitled to express any objections against the Claim to Fulfill the Obligations that could be presented by the Issuer, and shall not lose the right of such objections even if the Issuer waives them or recognizes its debt.

Claims to Fulfill the Obligations presented to the Underwriter later than 90 (ninety) days from the

respective Due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Claim to Fulfill the Obligations shall not be considered by the Underwriter.

If the Underwriter chooses to satisfy a Claim to Fulfill the Obligations, the Underwriter shall notify the Bonds Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Claim to Fulfill the Obligations, shall effect a money transfer in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are stated in the Claim to Fulfill the Obligations.

Maximum sum - the size of obligations of the Underwriter under the given security, shall not exceed 1,500,000,000 (one and a half billion) rubles.

Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds.

Any dispute arising out of the given Offer shall be settled by Arbitration court of the Krasnodar krai or in the court of the general jurisdiction according to the legislation of the Russian Federation.

The Issuer's net assets as of the last reporting date prior to providing security, RUR ths: ***12, 628,740***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***11,463***

Net assets of the juridical person underwriting the Issuer's bond issue as at the end of the quarter under report: ***this information is calculated on the basis of financial reporting as at 31.12.2005 to be presented within 90 days after the end of the year.***

8.6. Data on Organizations Registering Titles to Issuer's Securities

Registrar:

Full registered name: ***Open Joint –Stock Company "Objedinyonnaya Registratsionnaya Kompaniya"***

Abbreviated registered name ***OAO "ORK"***

Location: ***15a, Kalanchevskaya Str., Moscow, 107078***

License:

Number: ***10-000-1-00314***

Date of issue: ***30.03.2004***

Valid till: ***unlimited***

Authority issuing the license: ***Federal Commission for the Securities Market of the Russian Federation***

Date since which the Issuer's registered securities register is kept by the said registrar: ***13.12.2002***

Additional information: ***on 13th December 2005 reorganization of UTK's registrar – CJSC Registrator-Svyaz which had kept the register of UTK's shareholders since 01.07.2002 – was completed through affiliation with OJSC Obyedinyonnaya Registratsionnaya Kompaniya. All rights and obligations of CJSC Registrator-Svyaz have passed to OJSC ORK by universal succession.***

Depositary providing centralized custody of issuer's securities:

Full registered name: ***"National Depositary Center" Non-commercial partnership***

Abbreviated registered name: ***NDC***

Location: ***1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009***

License:

No. of license: ***177-03431-000100***

Date of issue: ***4.12.2000***

Period: ***unlimited***

Authority issuing the license: ***Federal Commission for Securities Market***

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

1. Law of the Russian Federation of 10.12.2003 № 173-FZ "On Currency Exchange Regulation and Control" (edition of Federal Laws of 29.06.2004 N 58-FZ, of 18.07.2005 N 90-FZ) ;

2. Federal Law of 07.08.2001 № 115-FZ "On Counteractions to Money-Laundering and Financing Terrorism" (edition of Federal Laws of 25.07.2002 N 112-FZ, of 30.10.2002 N 131-FZ, of 28.07.2004 N 88-FZ).

3. Federal Law of July 9, 1999 N 160-FZ "On Foreign Investments in the Russian Federation"(edition of Federal Laws of 21.03.2002 N 31-FZ, of 25.07.2002 N 117-FZ, of 08.12.2003 N 169-FZ) .

4.Decree of the Government of the Russian Federation of June 9, 2001 N 456 "On Conclusion of the Agreement between the Government of the Russian Federation and governments of foreign countries on Stimulation and Mutual Protection of Capital Investments" (edition of Decree of the Government of the Russian Federation of April 11, 2002 N 229).

5. *Federal Law of 25.02. 1999 №39 – FZ "On investment activity in the Russian Federation performed in the form of foreign capital investments" (edition of Federal Laws of 02.01.2000 № 22-FZ, of 22.08.2004 № 122-FZ.*
6. *International double taxation agreements of the Russian Federation.*

8.8. Description of the Taxation Procedure for Income under Issuer's Placed Securities

Taxation of income of legal entities under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividends	
Kind of the tax on income under securities	Tax on income	
Tax rates	9 %	15 %
Procedure and terms of tax payment	Dividends are subject to a tax deducted from the source of income payment and transferred to the federal budget by the fiscal agent within 10 days from the date of income payment.	The tax amount deducted from the foreign organizations is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
	tax amount to be deducted from taxable income of the taxpayer - recipient of dividends, is calculated on the basis of the total tax amount and share of each taxpayer in the total sum of dividends.	authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies" (amended and restated)	

Taxation of income of individuals under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Foreign individuals – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividend	
Kind of the tax on income under securities	Income tax	
Tax rates	9 %	30 %
Procedure and terms of tax payment	Russian organization being a source of income of the taxpayer gained in the form of dividends (the tax agent) is obliged to deduct the tax amount from income of the taxpayer and transfer it to the corresponding budget. The tax amount is deducted directly from the taxpayer's income at its actual payment. Tax agents are obliged to transfer the tax amounts not later than on the day of actual reception of available money resources for income payment in the bank, and also on the day of transfer of income sums from bank accounts of tax agents to accounts of the tax-payer or on his instruction - to bank accounts of the third parties	
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the taxpayer - recipient of dividends, is calculated on the basis of the total tax amount and share of each taxpayer in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Foreign individuals – non-residents gaining income from the sources in the Russian Federation**
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of Part 2 of the RF Tax Code "The taxation of individuals" (restated and amended)	

Taxation of income of legal entities from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Income from realization of securities	Income from realization of shares of Russian organizations, over 50 per cent of the assets of which consist of real estate situated in the territory of the Russian Federation as well as income under the bond issue.
Kind of the tax on income under securities	Income tax	
Tax rates	24%	20 %
Procedure and terms of tax payment	The tax subject to payment after the expiry of tax period is paid not later than on March 28 of the year following the expired tax period. Quarterly advance payments are paid not later than 28 days from the expiry date of the corresponding accounting period. Monthly advance payments are paid not later than on the 28th day of each month of this accounting period. The taxpayers calculating monthly advance payments on the basis of actually received income should pay advance payments not later than on the 28th day of the month following the accounting period. According to the results of the accounting (tax) period amounts of the monthly advance payments paid during the accounting (tax) period, are taken into consideration at payment of advance payments on the results of the accounting period. Advance payments according to the results of the accounting period are taken into consideration at tax payment on results of the tax period.	The tax amount is calculated and deducted by the Russian organization which pays out income to the foreign organizations at each income payment and is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities		If prior to income payment a foreign company provides documentary evidence to the fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
		Russian Federation has a double taxation agreement, it can avoid paying income tax or reduce the tax rate.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of Part 2 of the RF Tax Code "The taxation of companies" (amended and restated)	

Taxation of income of individuals from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Individuals – tax residents of the Russian Federation**
Form of income under placed securities	The income (loss) related to a transaction of purchase and sale of securities is determined as the difference between the amounts obtained from realization of securities and the expenses for acquisition, realization and care of securities, actually incurred by the tax-payer and evidenced by documents.	
Kind of the tax on income under securities	Income tax	
Tax rates	13 %	30 %
Procedure and terms of tax payment	Calculation and payment of the tax amount is effected by the fiscal agent upon expiry of the tax period or when it pays money to the taxpayer before the expiry of the respective tax period. If the fiscal agent makes payments before the expiration of the respective tax period the tax is paid from income share corresponding to the actual sum of paid money.	
Peculiarities of taxation of the given category of owners of securities	If after 01.01.2002 a taxpayer's expenses cannot be evidenced by documents, he or she is entitled to resort to a property tax deduction in the sum received from sale of securities, but not exceeding 125,000 rubles.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of Part 2 of the RF Tax Code "The taxation of individuals" (restated and amended)	

When presenting information on the given matter the Issuer was governed by the current tax legislation.

In case of coming into legal force of statutory acts of the tax legislation, other governmental decrees and orders of the state bodies materially changing the current legislation on taxation of income under placed securities, which at present time are unknown and not published, the Issuer does not bear the responsibility for consequences which cannot be predicted by it due to the above-stated circumstances.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on Stated (Accrued) and Paid Dividend under Issuer's common stock:

Description	2000	2001	2002	2003	2004
Stock category, type – for preferred shares	Ordinary shares	Ordinary shares	Ordinary shares	Ordinary shares	Ordinary shares
Amount of stated (accrued) dividend under issuer's shares of each category per share, RUR	2.94	0.18908	0.0812	0.0812	0.00934
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category, RUR	31,027,070	217,492,829	240,393,653	240,393,653	27,651,188.50
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004	Minutes № 16 of 30.06.2005
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 31.12.2001	Not later than 31.12.2002	Not later than 31.12.2003	Not later than 15.12.2004	Not later than 15.12.2005
Form and other terms of payment of the stated dividend under the issuer's shares	cash	cash	cash	cash	cash
Period under report, for which the stated dividends under the issuer's shares are (were) paid	One year	One year	One year	One year	One year
Total amount of paid dividend, RUR	31,027,070	181,470,809	238,984,769	237,321,588.69	26,996,841.88
Reasons of non-payment of the stated dividends	-	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed

Data on Stated (Accrued) and Paid Dividend under Issuer's preferred stock:

Description	2000	2001	2002	2003	2004
Stock category, type – for preferred shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares
Amount of stated (accrued) dividend under issuer's shares of each category per share, RUR	11.06	0.18908	0.1607	0.11114	0.02847
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category, RUR	38,907,145	72,497,266	156,224,800	108,044,955	27,677,167.04
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004	Minutes № 16 of 30.06.2005

Description	2000	2001	2002	2003	2004
decision on payment (stating) of dividend:					
Time fixed for payment of the stated dividend under the issuer's shares	Prior to 29.07.2001	Prior to 20.08.2002	Prior to 24.08.2003	Prior to 29.08.2004	Prior to 29.08.2005
Form and other terms of payment of the stated dividend under the issuer's shares	cash	cash	cash	cash	cash
Period under report, for which the stated dividends under the issuer's shares are (were) paid	One year	One year	One year	One year	One year
Total amount of paid dividend, RUR	38,186,535	72,497,266	140,347,037	104,859,493	26,648,997
Reasons of non-payment of the stated dividends	Wrong essential elements, shareholders' addresses have changed	-	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed

Data on paid income under the Issuer's bonds:

Type of securities (bonds), series, form and other identification characteristics of the bond issue	Registered non-documentary series K-1 bonds	Registered non-documentary series K-2 bonds	Registered non-documentary series C-1 bonds	Registered non-documentary series C-2 bonds
The state registration Number of the bond issue and date of the state registration	4-01-00062-A of 15.08.2002	4-02-00062-A of 15.08.2002	4-03-00062-A of 15.08.2002	4-04-00062-A of 15.08.2002
Date of the state registration of the report on the results of the bond issue	20.12.2002	20.12.2002	20.12.2002	20.12.2002
Number of bonds of the issue	500	500	3,566	6
Face value of each bond of the issue and total par value of the bond issue	500	500	2,500	300
Type of income paid under the bond issue (par value, coupon income, other)	Face value, interest rate	Face value, interest rate	Face value, interest rate	Face value, interest rate
Amount of income to be paid under the bond issue per bond, RUR	500.50	502.50	366.31*	Annual fixed income payment amounting to 1 percent of the bond's par value. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are being retired.
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	250,250.00	251,250.00	1,306,250*	Not applicable
Time fixed for payment of income under the bond issue	from 01.10.2003 to 31.12.2003	from 01.10.2002 to 31.12.2002	From 10.05.2000 to – July 1 of the corresponding year	01.10.2005 - 01.11.2005
Form and other terms of payment of the income under the bond issue	Not earlier than on October 1, 2003 a bond owner sends an application for redemption to the Issuer. Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC; by bank transfer in favor of the bond	Not earlier than on October 1, 2003 a bond owner sends an application for redemption to the Issuer. Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC; by bank transfer in favor of the bond	At maturity a bond owner shall receive a face value of the bond less telephone installation fee as at the moment of installation.	At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later

	owners (bank details should be indicated in the application of the bond owner)	owners (bank details should be indicated in the application of the bond owner).		than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are retired.
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	from 31.10.2002 till the maturity date	from 31.10.2002 till the maturity date	from 31.10.2002 till the maturity date	The income is accrued as of 26.03.2003 and 26.03.2004. All accrued income shall be paid on the maturity date.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	250,250.00	251,250.00	1,306,250*	In 2003 the face-value and the income under the four bonds of the issue were redeemed by top priority installation of telephone.
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	**	**	**	-
Other information on bond income specified at the Issuer's own discretion	No other information	No other information	Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds. Each bond holder is entitled to installation of a telephone with top priority in time and place indicated in the bond within a period from 1996 till 1999	No other information

** At maturity a bond owner received a face value of the bond and the interest income on the bond less telephone installation fee as at the moment of installation.*
*** According to the terms of the bond redemption, the bond shall be repaid only if a bond owner submits an application for redemption and income payment.*
At maturity the Issuer sent notices to the bond owners who had not submitted applications for redemption, indicating the necessity to receive money under the bonds owned by them. Not all bond owners submitted applications for bond redemption to the Issuer.
According to Article 327 of the Civil code of the Russian Federation and Articles 87-88 of the RF legislation "On notary" obligations have been executed by placing money resources to the deposit account of the notary on the basis of the agreements with the notaries (Agreement № 148/2004 of 24.05.2004 and Agreement without number of 25.06.2004)

According to Article 87 of the legislation of the Russian Federation "On notary" a notary shall inform the creditor about the reception of money and pay the due amount at his/her request.

Type of securities (bonds), series, form and other identification characteristics of the bond issue	series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody			
The state registration number of the bond issue and date of the state registration	4-05-00062-A of 15.08.2003			
Date of the state registration of the report on the results of the bond issue	21.10.2003			
Number of bonds of the issue	1,500,000			
Face value of each bond of the issue and total par value of the bond issue	1,000			
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4th coupon)
Amount of income to be paid under the bond issue per bond, RUR	71.01	71.00	71.00	71.00
Amount of income to be paid under the bond issue, in the aggregate for	106,515,000.00	106,500,000.00	106,500,000.00	106,500,000.00

all bonds, RUR				
Time fixed for payment of income under the bond issue	18.03.2004	16.09.2004	17.03.2005	15.09.2005
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	18.09.2003 – 18.03.2004 (182 days)	18.03.2004 – 16.09.2004 (182 days)	16.09.2004 – 17.03.2005 (182 days)	17.03.2005 – 15.09.2005 (182 days)
Form and other terms of payment of the income under the bond issue	Payment of the Bond coupon income is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds. As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners. If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds. Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favor of owners and Holders of Bonds.			
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	426,015,000.00			
If income on bonds was not paid or not paid in full,- Reasons of non-payment of such income	-			
Other information on bond income specified at the Issuer's own discretion	No other information			

Type of securities (bonds), series, form and other identification characteristics of the bond issue	series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody		
The state registration number of the bond issue and date of the state registration	4-06-00062-A of 28.11.2003		
Date of the state registration of the report on the results of the bond issue	19.03.2004		
Number of bonds of the issue	1,500,000		
Face value of each bond of the issue and total par value of the bond issue	1,000		
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)
Amount of income to be paid under the bond issue per bond, RUR	46.12	46.12	59.84
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	69,180,000.00	69,180,000.00	89,760,000.00
Time fixed for payment of income under the bond issue	11.08.2004	09.02.2005	10.08.2005
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	11.02.2004 – 11.08.2004 (182 days)	11.08.2004 – 09.02.2005 (182 days)	09.02.2005- 10.08.2005 (192 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federationin the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer		

	fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.
	Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC.
	Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders. Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.
	Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including thefollowing data:
	a) A full name of the person, authorized to receive the coupon income sums under Bonds.
	If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:
	b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds;
	c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;
	d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:
	- Number of the account;
	- The name of bank in which the account is open;
	- The correspondent account of bank in which the account is open;
	- Bank identification code (BIK) of bank in which the account is open;
	e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;
	f) The tax status of the person authorized to receive the sums of coupon income under Bonds.
	Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.
	Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.
	On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.
	Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.
	As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.
	If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

	If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	228,120, 000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody	
The state registration number of the bond issue and date of the state registration	4-07-00062-A of 17.08.2004	
Date of the state registration of the report on the results of the bond issue	11.11.2004	
Number of bonds of the issue	3,500,000	
Face value of each bond of the issue and total par value of the bond issue	1,000	
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)
Amount of income to be paid under the bond issue per bond, RUR	61.67	61.67
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	215,845,000.00	215,845,000.00
Time fixed for payment of income under the bond issue	07.04.2005	07.10.2005
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	06.10.2004 – 07.04.2005 (183 days)	07.04.2005 – 07.10.2005 (183 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federationin the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register. Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC. Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders. If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical	

persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;
- essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a legal entity – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person (individual):

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of the bank in which the account is open;
- The correspondent account of the bank in which the account is open;
- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the

	Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts. Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	215,845, 000.00
If income on bonds was not paid or not paid in full,- Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

8.10. Other information

Notes relating to bond issues of series K-1, K-2 and C-1 described in item 10.3.1:

According to the terms of bonds redemption, they should be repaid after submission of the application on payment of face value and income under bonds by a Bond Holder.

The term of bonds redemption having been expired, notices were sent to the Bond Holders, who had not submitted such applications, informing them about the necessity to receive money resources under bonds owned by them. Not all Bond Holders of "UTK" PJSC submitted applications for repayment of bonds.

According to item 327 of the Civil Code of the Russian Federation and items 87-88 of the Basis of the legislation of the Russian Federation «On notary» obligations have been fulfilled by transferring money resources on the deposit account of the notary according to the Agreements with the notary (Agreement № 148/2004 of 24.05.2004 and Agreement of 25.06.2004)

According to Article 87 of the Basis of the legislation of the Russian Federation «On notary » the notary informs a creditor about receipt of money and pays out due sums of money to him at his request.

ANNEX 1

CORPORATE GOVERNANCE CODE (SET OF RULES) OF "SOUTHERN TELECOMMUNICATIONS COMPANY" PJSC

Approved
by the Board of Directors of "UTK" PJSC
Minutes № 44 of 25 May 2004

Amended and restated by
the Board of Directors of "UTK" PJSC
Minutes № 36 of 25 May 2005

Corporate Governance Code
(Set of rules)

"Southern Telecommunications Company" PJSC

Krasnodar
2004

Contents:

Introduction

Public Joint –Stock Company “Southern Telecommunications Company” (hereinafter referred to as the Company) is the principal fixed-line telecommunications provider for Russia’s Southern Federal District. The Company renders the services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio broadcasting, paging, rent of channels and telematic services, Internet access and other telecom services.

Concentration of financial flows on the priority development trends will allow to realize projects of creating a unified information space of the region. For these purposes the Company gradually improves its corporate governance practice.

The policy of corporate governance perfection is aimed at the increase of the Company’s capitalization, modernization of production basis, maintenance and strengthening its leadership positions in the Russia telecommunications market, break-through to a higher development level.

Information openness, intensive technical development in combination with efficient management are the criteria for defining the Company as a reliable business partner.
The mission of the Company is to provide Southern regions of Russia with full range of integrated telecom services of high quality thus raising living standards of the work collective and the whole society.

The purpose of the given Code adoption is to form and introduce into day-to-day activity the principles and rules of corporate conduct promoting the Company’s successful development, expressed by long-term development outlooks of the Company, increase of its capitalization, observance of legitimate interests and rights of shareholders and formation of positive image of the company among shareholders, employees, customers of the Company and other interested persons.

Realizing this responsibility and the importance of good corporate governance for successful business and mutual understanding between all the persons concerned "UTK" PJSC undertakes to follow the principles hereunder and to make all reasonable efforts for their observation by the Company in its day-to-day activity.

The provisions of the given Code are based on the best international and national standards of corporate governance practices, in particular, on the internationally recognized corporate governance principles developed by the Organization for Economic Cooperation and Development (OECD) and Corporate Governance Code recommended by the Federal Commission for Securities Market of Russia.

Principles and rules set herein represent higher, in comparison with current legislation, level of management and control bodies functioning, business culture and observation of high ethical standards.

The Code must organize corporate identity of the largest company operating in vast territory and having many branches and subdivisions. Chairman of the Board of Directors, members of the Board of Directors, Management Board, Auditing Commission, General Director, the Company's Auditor and shareholders owning in the aggregate five and more percent of the Company's voting shares are entitled to make direct suggestions to the Board of Directors on changes or additions to the given Code.

The following persons concerned are also entitled to make suggestions to the Board of Directors on changes or additions to the given Code through the Board Corporate Governance Committee: shareholders owning in the aggregate not less than 2 per cent of voting shares of the Company, top-managers of the Company, management of the Company's branches.

The Company is guided by the following documents in its activity:

- The current legislation of the Russian Federation;
- The Company's Charter
- The given Corporate governance Code (Set of rules);
- Regulations on procedure for conducting General Shareholders' Meetings of "Southern Telecommunications Company" PJSC
- Provisions on the Board of Directors of the Company;
- Provisions on the Management Board of the Company;
- Provisions on the Auditing Commission of the Company;
- Provisions on the dividend policy of the Company;
- Provisions on the Corporate secretary and the Office of the Corporate secretary of the Company;
- Information rules of the Company.

1. Principles of Corporate Governance

1.1. Corporate governance in the Company is the system of principles and norms, based on the requirements of the current legislation and international standards, which helps to coordinate for the benefit of the Company the rights and legitimate interests of the shareholders, members of the Board of Directors, executive bodies, employees and other interested persons and is aimed at receiving maximum profit from company's operations.

1.2. The Company undertakes to perfect the corporate governance practices with due respect for the rights and lawful interests of all participants and improve the quality of a company's operations by means of, among other things, increasing the value of corporate assets, creating jobs and enhancing the financial stability and profitability of the company.

1.3. The Company undertakes to develop corporate governance practices providing for:

1.3.1. a real opportunity for shareholders to exercise their rights in relation to the Company in full;

1.3.2. equal treatment of shareholders owning an equal number of shares of the same type (category). All shareholders should have access to effective protection in the event of a violation of their rights;

1.3.3. the strategic management of the company's business by the board of directors, for effective control by the board over the executive bodies of the company, and for the accountability of the board of directors to shareholders;

1.3.4. the ability of the company's executive bodies to manage the day-to-day activities of the company reasonably, in good faith and solely in the interests of the company, and ensure that executive bodies report to the board of directors and shareholders;

1.3.5. timely disclosure of full and accurate information about the company, including information about its financial position, economic parameters, ownership and management structure, to enable shareholders and investors to make informed decisions;

1.3.6. taking into account the statutory rights of interested persons, including employees of the company, and encourage active cooperation between the company and interested persons with a view to increasing the assets of the company and the value of its shares and other securities, and to creating new jobs;

1.3.7. the efficient control over the financial and business operations of the company in order to protect the rights and legal interests of shareholders;

1.3.8. observation of all the norms of the current legislation;

1.3.9. introduction of ethical standards and rules into the Company operations.

2. General Shareholders Meeting

2.1. The corporate governance practice of the Company provides for the right of shareholders to receive detailed and reliable accounts of the policies pursued by the company from the board of directors and executive bodies. Holding of a General shareholders meeting provides the company with an opportunity to inform shareholders at least once a year of its activities, achievements and plans, and to involve them in making decisions on the most significant company matters.

2.2. The procedure of shareholders meeting, confirmed in the Company, provides equal attitude to all the shareholders and is not very expensive and complicated.

2.3. The procedure of preparing and holding a shareholders meeting is regulated by Articles of the Company and internal document of the Company – by "Regulations of shareholders meeting procedure of public corporation "Southern Telecommunication Company".

2.4. It is established by the internal documents of the Company, Articles of the Company and Regulations of shareholders meeting procedure of the Company, that the notification about holding a shareholders meeting is to contain enough information and to be done on term which permits shareholders to elaborate a viewpoint for every question of the agenda.

2.5. Notice of the General Shareholders' Meeting shall be given not later than 30 days before its opening. Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification of the Extraordinary General Shareholders' Meeting shall be made not later than 50 (fifty) days before the meeting.

Should an Extraordinary General Shareholders' Meeting be convened on request of the Company's Auditing Commission, Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares, notice of the Extraordinary General Shareholders' Meeting should be given not later than 20 days before its opening.

2.6. The Company aims at notifying about holding a shareholders meeting not later than 30 days from the date of the meeting irrespective of the questions, included into agenda, if greater terms are not stated by the law.

2.7. A notification about holding a shareholders meeting is to contain the following:

- full trade name of the Company and the whereabouts of the Company;
- the form of a shareholders meeting (meeting or absentee voting)

- date, place, time of holding a shareholders meeting and post address for sending completed voting paper, or in case of shareholders meeting in a form of absentee voting – the final date of acceptance voting papers and post address for sending completed voting papers;
- beginning of registration persons (their representatives) participating in a shareholders meeting;
- date of compilation of the list of persons entitled for participation in a shareholders meeting;
- agenda of a shareholders meeting;
- procedure of conforming their authorities by representatives of persons entitled for participation in a shareholders meeting;
- procedure of examination of the information (material) which is subject to submission to the persons entitled for participation in a shareholders meeting, during preparation for holding a meeting, and address (addresses) where the examination is possible, address (the whereabouts) of a sole executive office of the Company as well as addresses of other places where the information may be submitted;
- other information according to the questions of agenda for a meeting.

2.8. The methods of notification are defined by the necessity to inform all the listed persons entitled to participate in a shareholders meeting. The notification about holding a shareholders meeting is sent to every person indicated in the list or persons entitled for participation in a meeting by registered letter or is given to every mentioned person with necessary addressee signature, or is published in print edition of "Rossiyskaya Gazeta", defined in Articles of the Company, and is located on the Internet site of the Company by the address http://www.stcompany.ru

2.9. In the place provided for information submission for a shareholders meeting the Company gives possibility for the shareholders possessing not less than one per cent of votes to examine the list of persons entitled to participate in a shareholders meeting.

2.10. The Company provides the right of shareholders possessing total not less than 2 per cent of voting shares of the Company to include questions into agenda of annual shareholders meeting and nominate candidates into the Board of Directors of the Company, Auditing commission of the Company.

2.11. The Company wants that information made available in connection with preparation for the General Shareholders' Meeting and the access to such information enable shareholders to gain a full picture of the Company's operations and make informed decisions on the agenda issues. Such information shall be made available for shareholders at the address of the Company's General Director and at the addresses of the Company's branches. Electronic telecommunication means being developed, the Company endeavors that shareholders be given an additional opportunity to access General Shareholders' Meeting-related information by electronic telecommunication channels.

Reports reflecting the Board's position and any dissenting opinions of the directors on each agenda item should be submitted to shareholders before each General Shareholders' Meeting.

2.12. From the persons nominating candidates for the membership in the Board of Directors and Auditing commission the Company demands submission of biographic data of the candidates for further notification of the shareholders during preparation for the shareholders meeting.

2.13. For the control of the right for the share of the Company is executed by keeping the register of shareholders of the Company under the supervision of a specialized registering clerk, the Company does not require submission of any documents confirming the rights of the shareholder, recorded in the register.

2.14. When defining the place, the date and the time of holding a shareholders meeting the Company proceeds from the necessity to provide the real and not difficult possibility for the shareholders to take part in it.

2.15. The definition of the agenda questions for a shareholders meeting by the way, which minimize the possibility of their different and ambiguous interpretation.

2.16. The procedure of participant registration is elaborated and fixed in the internal documents of the Company in such a way that prevents obstacles for participation.

2.17. For the purpose of giving to the shareholders of the Company the possibility to get the answer for all the questions the Company aims at providing the presence of the Director General, full

membership of the Administration, members of the Board of Directors, as well as candidates for the new Board of Directors, Auditor representatives and members of Auditing commission.

2.18. The Board of Directors appoints the chairman of the meeting.

2.19. Voting at the meeting is executed with the help of voting papers. The Company aims at creating and realizing of effective voting mechanism for protection of minority shareholders from unfair treatment.

2.20. For the purpose of strict observation of shareholders rights when sizing up voting results the Company aims at summing and declaring the results on the day of the shareholders meeting (before its end).

3. Board of Directors of the Company

3.1. The Company considers the availability of an efficient, professional and independent Board of Directors an important element of good corporate governance. The Board of Directors cannot be substituted for talented managers or change the economic environment, in which the Company operates. However, it can influence the efficiency of operation through the general strategic management of and control over the work of the executive bodies in the interests of the Company and its shareholders. The executive bodies responsible for the management of the Company's current activities play an important role in the management processes. In the opinion of the Company, efficient interaction between the supervising bodies and the executive bodies and a clear distribution of powers between them are the key factor in ensuring the proper corporate governance practice.

3.2. The main objectives of the Board of Directors activity is to provide efficient supervision of the financial and business operations of the company with a view to long-term stable development of the Company, increase of its assets value, protection of rights and legitimate interests of the shareholders.

3.3. When realizing its objectives of activity the Board of Directors shall be guided by the principles stated below:

- taking resolutions based on reliable information on the Company's activity;
- preventing restrictions of the shareholders' rights to participate in managing the Company's business, receive dividends and information on the Company;
- achieving the balance the interests between different groups of shareholders and taking the most objective decisions in the interests of all the shareholders of the Company.

3.4. The Board of Directors of the Company fulfills the following functions:

- Determines the development strategy for the Company and approves its annual budget;
- provides efficient supervision of the financial and economic operations of the Company;
- safeguards and protects the rights of shareholders as well as facilitates resolution of corporate conflicts;
- ensures efficient operation of the executive offices of the Company by, among other things, supervising their operations;
- defines ethical standards for the Company's operations;
- establishes a risk management mechanism in the Company.

3.5. The principles and procedures of the Board of Directors activity, its terms of reference, the rights and obligations of the Board of Directors members shall be clearly defined in the Charter and the internal document of the Company – Provisions on the Board of Directors.

Composition and election of the Board of Directors.

3.6. Composition of the Board of Directors of the Company should optimize the effectiveness of the Board of Directors.

3.7. The members of the Board of Directors should refrain from actions that may result in a conflict of interests. If such conflict of interests arises they must disclose it to the Board of Directors and act in compliance with the requirements of the applicable legislation, constituent and other internal documents of the Company.

The members of the Board of Directors must notify the Board of Directors in writing of the fact of ownership of the Company's shares, of the intention to enter into transactions with securities of the Company or its subsidiary and controlled companies as well as of previous transactions with such securities.

3.8. The Board of Directors of the Company is annually elected by the Annual General Shareholders' Meeting 11 persons in number. The main task of the Board of Directors is to hold productive and constructive discussions, make prompt and rational decisions, and efficiently organize the work of its committees.

3.9. Independent directors included in the Board of Directors ensure that the Board of Directors forms an objective opinion on matters under discussion.

3.10. The main eligibility criteria for independent directors the Company considers their ability to make independent judgments on the basis of their own experience and competence which assumes no property, sibling, official or any other factors capable of affecting their position.

3.11. An independent director shall be a director who:

3.11.1. over the last year has not been and at the time of taking the decision is not:

- a person acting as the individual executive body of the Company, including as a manager, a member of the collegiate executive body, or a person who holds managerial positions in the managing organization.
- a person thereof a spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law are persons who hold positions in the indicated governing bodies of the Company and the managing organization of the Company or act as a manager of the Company;
- an affiliated person of the Company except a member of the Board of Directors.

3.11.2. is not bound by contractual relations with the Company whereby the person may acquire property (receive money) with a value in excess of 10 percent of such person's aggregate annual income, other than through receipt of remuneration for participation in the operations of the Board of Directors.

3.11.3. is not a major business partner (or his representative) of the Company (a business partner with an annual value of transactions with the Company in excess of 10 percent of the assets value of the Company);

3.11.4. is not a representative of the government;

3.11.5. does not possess personally or through affiliated persons the share of the Company's property sufficient for self nomination to the Board of Directors;

3.11.6. does not receive reward for consulting or other services for the company other than through receipt of remuneration for participation in the operations of the Board of Directors;

3.11.7. does not represent interests of consultants and partners of the Company;

3.11.8. declared publicly about his status of an independent director prior to being elected into the Board of Directors.

3.12. No director may be deemed to be independent if he/she has acted in the capacity of a member of the Board of Directors of the Company for 5 years.

3.13. In order to enable independent directors to influence actively the decision-making process and ensure that the Board of Directors considers the widest possible spectrum of opinions on matters being discussed, their number should comprise at least three persons of eleven members of the Board of Directors set forth in the Charter of the Company.

3.14. The Company shall disclose information about the number of independent directors and their

names on the corporate Internet-site and in its quarterly report. An independent director shall declare publicly about his status of an independent director prior to being elected into the Board of Directors – at the moment of nomination as a candidate into the Board of Directors.

3.15. If an independent director ceases to be independent due to any changes or new circumstances, such director should notify the Board of Directors accordingly, and give a detailed account of all such changes and new circumstances. The Company shall be obliged to disclose the information that the member of the Board of Directors ceased to be independent on the corporate website and in the press releases of the authorized information agencies.

3.16. The election of the Board of Directors members shall be conducted in accordance with a transparent procedure that takes into account the diverse opinions held by shareholders, ensures that the composition of the Board of Directors is in compliance with statutory requirements, and allows the election of independent directors.

3.17. The procedure for election of the Board of Directors by the Annual General Shareholders' Meeting by cumulative voting which ensures that the opinions of all shareholders shall be taken into account, including those with small share holding (minority shareholders), should be stipulated in the Charter of the Company.

3.18. The rights and duties of the members of the Board of Directors shall be clearly defined and incorporated into the internal document of the Company – the Provisions on the Board of Directors of the Company.

3.19. The Company shall not provide loans to the members of the Board of Directors.

3.20. The remuneration payable of the members of the Board of Directors shall depend on the personal participation of each member in the operation of the Board and on the long-term development of the Company. The remuneration mechanism shall not infringe upon the independence of the directors. The Board Personnel and Rewards Committee shall from time to time revise criteria for determination of the amount of remuneration payable to members of the Board of Directors in order to prepare the appropriate recommendations.

3.21. The members of the Board of Directors shall be loyal to the Company and act reasonably and in good faith with respect to the Company's affairs

Operations of the Board of Directors.

3.22. The Company suggests a special program for newly elected members of the Board of Directors to get familiar with the Company, directions of its activity and other questions for helping directors to execute their obligations. The Company as well provides the directors with the opportunity to participate in common educational programs with a view to increase their professional qualification. The Board of Directors and its committees shall also have an opportunity to attract independent advisors on legal, financial and other questions for the Board of Directors if necessary.

3.23. The Board of Directors shall keep detailed minutes of the meetings with proper discussion records. The minutes shall be signed by the Chairman of the Board of Directors and the Corporate Secretary and include namely the results of voting.

3.24. The meetings of the Board of Directors shall be conducted on a regular basis, at least once every six weeks in accordance with the plan for holding such meetings approved by the Board of Directors for its term in office and containing a list of matters to be considered at appropriate meetings. This list, which can be amended and supplemented, shall incorporate opinions expressed by the persons and bodies entitled to call meetings of the Board of Directors in accordance with the applicable legislation and the Charter of the Company.

3.25. The Board of Directors meeting can be conducted both in person (including use of conference calls) and by absentee voting.

3.26. The format of the meeting of the Board of Directors should be selected based on the importance of the agenda issues. The Company endeavors that the resolutions on approval of the priority trends of its operations and budget, preliminary approval of the annual report, convening or refusing a request to convene an extraordinary General Shareholders' Meeting, election and reelection of the Chairman of the Board of Directors, creation and early termination of executive bodies of the Company, submission

for consideration by the General Shareholders' Meeting of proposals with respect to reorganization or liquidation of the Company should be passed by members of the Board of Directors only by personal vote.

In order to enhance the efficiency of the Board's decisions and to strengthen the role of independent directors, at least 15% of the Board meetings should be held in the form of personal presence of directors.

3.27. Shareholders (a shareholder) possessing at least 5 percent of voting shares shall be entitled to demand a Board of Directors meeting of the Company.

3.28. The Company endeavors that the members of the Board of Directors have access to all information they need to properly discharge their duties. To properly discharge their duties the members of the Board of Directors shall have access to information about the Company's operations and documents indicated in Article 89 of the Federal Law "On Joint –Stock Companies" as well as to other information necessary for their activity.

3.29. In order to increase efficiency and improve the work of the Board of Directors the Company creates the following standing Board Committees: Corporate Governance Committee, Strategic Development Committee, Personnel and Awards Committee, Audit Committee.

3.30. These Committees serve for preliminary consideration of the most important matters assigned to the authority of the Board of Directors and for preparation of recommendations on such matters for the Board of Directors.

3.31. The number of members, composition, procedures for their establishment and operations shall be defined by the internal documents – Provisions on the Board of Directors Committees of the Company.

3.32. The Board of Directors may establish other permanent or temporary (for resolution of specific matters) committees, as it may deem necessary.

3.33. If necessary, the committees may enroll experts with required professional skills relevant to the work of a particular committee who are not members of the committee.

3.34. The Board of Directors shall make annual evaluation of its activity. The evaluation process shall be organized by Personnel and Awards Committee and the results of such evaluation shall be discussed at the meeting of the Board of Directors. The Board of Directors shall be entitled to invite independent consultants for helping in the evaluation.

3.35. Members of the Board of Directors of the Company shall receive remuneration and compensation of expenses related to discharge of their duties as the members of the Board of Directors.

3.36. Criteria to determination of the amount of remuneration payable to the members of the Board of Directors shall be incorporated into the internal document of the Company – the Provisions on the Board of Directors. The Company endeavors that the amount of remuneration payable to the Board of Directors shall be conditioned by the performance results of the Company and by the increase in its capitalization. Personnel and Awards Committee of the Board of Directors of the Company shall elaborate proposals on principles and criteria for determination of the amount of remuneration payable to the members of the Board of Directors.

3.37. The Company endeavors to create a transparent mechanism enabling shareholders to exercise control over the quality of the performance of the members of the Board of Directors and the level of their remuneration. The results of the evaluation of the performance of the Board of Directors as well as information on the amount of remuneration and/or compensation paid to each member of the Board of Directors or on the total amount of remuneration and/or compensation paid to all members of the Board of Directors for the last completed fiscal year shall be reflected in the annual report of the Company or in the quarterly report of the securities Issuer.

3.38. The Company endeavors, acting at its own expense, to obtain liability insurance of responsibility for members of the Board of Directors, so that if their involuntary actions or inactions result in losses to the Company or third parties, these losses can be compensated by an insurance company.

4. Executive Bodies of the Company

4.1. The collegiate executive body (the Management Board) and the individual executive body

(Director General) of the Company shall manage everyday operations of the company and fulfill resolutions passed by the Board of Directors and the General Shareholders' Meeting.

4.2. The authority of the Management Board and the Director General shall be defined in the Charter of the Company.

4.3.The executive bodies of the Company shall act in compliance with the Charter of the Company and the Provisions on the Management Board as well as within the scope of the budget of the Company which performance is the main criterion for evaluation of the efficiency of their activity.

4.4. Quantitative and qualitative composition of the Management Board providing for the most efficient performance of the functions entrusted to them shall be defined by the resolution of the Board of Directors.

4.5. The main eligibility criteria applicable to members of the Management Board shall be as follows:

4.5.1. Trust in them by shareholders of the Company, members of the Board of Directors, other managers and employees of the Company.

4.5.2. Ability to take into account the interests of all shareholders and to make informed decisions.

4.5.3. Professional experience and qualifications necessary for an effective manager;

4.5.4. Experience of work in the area of operations of the Company, knowledge of national specificity and trends as well as knowledge of the market, products and competitors.

4.5.5. Ability to use knowledge and experience for making decisions in relation to the Company's affairs.

4.6. The Director General shall be appointed by the Board of Directors for a certain period of time. The Director General and the members of the Board of Directors shall nominate candidates for election to the Management Board to be approved by the Board of Directors. The members of the Management Board shall be also elected for a certain period of time defined by the Board of Directors.

4.7. The Director General shall act as the Chairman of the Management Board.

4.8. The Board of Directors shall be entitled to terminate the powers of the members of the Management Board at any moment. The grounds for early termination of powers may, among other things, be presentation of inadequate information to the Board of Directors, deliberate neglect of duties or charge of a crime.

4.9. The Company shall not give any loans to the members of the Management Board.

4.10. The Management Board shall accept a plan of management succession defining all necessary procedures in case of incapacity (temporary or constant) of the key managers of the Company to perform the duties entrusted to them. For this purpose the Director General shall submit to the Board of Directors a list of persons, which fit the best to substitute the retired managers of the Company, including the Director General.

4.11. The General Director and the members of the Management Board of the Company should refrain from actions that may result or may potentially result in a conflict between their own interests and the interests of the Company. If such conflict of interests arises the General Director and the members of the Management Board must disclose it to the Board of Directors.

The General director discloses information and the members of the Management Board inform in writing about the fact of share ownership, the intention to make transactions with the securities of the Company, its affiliates and subsidiaries as well as about the concluded transactions with such securities.

4.12. Proper corporate management provides for free interaction between the supervising and executive bodies of the Company. For this purpose the Company developed a procedure for resentation of reports of the General director and the Management Board to the Board of Directors on a regular basis, according to the Provisions on the Company's Board of directors.

4.13. The meetings of the Management Board shall be conducted on a regular basis in accordance with the plan of work approved by the Management Board, both in person (including use of conference

calls) and by absentee voting. If necessary, the Management Board shall consider matters not included into the plan of work.

4.14. The Company endeavors that the remuneration of the Director General and members of the Management Board corresponds to their skills and reflects their actual contribution to the success of the Company's operations. The information on the amount of remuneration and/or compensation paid to each member of the Management Board or on the total amount of remuneration and/or compensation paid to all members of the Management Board for the last completed fiscal year shall be reflected in the annual report of the Company or in the quarterly report of the securities Issuer.

4.15. The Director General and members of the Management Board should perform their duties on managing everyday operations of the Company with due diligence and in good faith.

4.16. The Company endeavors, acting at its own expense, to obtain liability insurance of responsibility for the Director General and members of the Management Board, so that if their involuntary actions or inactions result in losses to the Company or third parties, these losses can be compensated by an insurance company.

5. Corporate Secretary of the Company

5.1. The objective of the Corporate Secretary of the Company shall be to ensure that corporate bodies and officers comply with procedural requirements on the corporate governance safeguarding the rights and interests of the Company's shareholders.

5.2. The Corporate Secretary shall be appointed and released from the position by the Board of Directors of the Company. The Corporate Secretary shall be accountable to the Board of Directors.

5.3. The Corporate Secretary shall act on continuing basis in compliance with the Charter of the Company and the internal document – the Provisions on the Corporate Secretary and the Office of the Corporate Secretary approved by the Board of Directors of the Company.

5.4. The rights, duties, term of office, amount of remuneration and liability of the Corporate Secretary of the Company shall be determined in the Provisions on the Corporate Secretary and the Office of the Corporate Secretary of "UTK" PJSC as well as in the employment contract with the Company. The contract on behalf of the Company shall be signed by the Chairman of the Board of Directors.

5.5. The Corporate Secretary of the Company shall fulfill the following functions:

5.5.1. preparation and holding the General Shareholders' Meeting in accordance with the existing legislation, the Charter and Regulations on the procedure for conducting the General Shareholders' Meeting of "Southern Telecommunications Company" PJSC;

5.5.2. preparation and holding meetings of the Board of Directors in accordance with the existing legislation, the Charter of the Company and other internal documents of the Company;

5.5.3. ensuring due consideration by the Company of shareholders petitions and resolution of conflicts arising out of violations of shareholder rights;

5.5.4. ensuring disclosure (provision) of information about the Company and maintenance of corporate records.

5.6. The Corporate Secretary of the Company should have such knowledge as may be required for proper performance of the Secretary's functions and enjoy the trust of the shareholders and members of the Board of Directors. The Corporate Secretary of the Company should have a good business reputation.

5.7. The Office of the Corporate Secretary shall be created to ensure efficient discharge by the Corporate Secretary of his/her duties. Its composition, number of officers and their duties shall be defined in the Provisions on the Corporate Secretary and the Office of the Corporate Secretary of "Southern Telecommunications Company" PJSC.

6. Major Corporate Actions

6.1. The Company endeavors that actions that may result in fundamental corporate changes including changes in the rights of shareholders (major corporate actions) shall be performed with the utmost openness and transparency.

6.2. Major corporate actions of the Company shall include:

- major and interested-party transactions;
- acquisition of 30 percent or more of the outstanding ordinary shares (takeover) of the Company;
- reorganization and liquidation of the Company;
- increase or decrease of the authorized capital of the Company;
- making amendments to the Charter of the Company;
- creation and liquidation of branches and representative offices of the Company;
- other major corporate actions recognized as such according to the current legislation and the Charter of the Company.

6.3. The Company shall enable shareholders to influence effectively the course and outcome of major corporate actions through implementation of transparent and fair procedures based upon proper disclosure of information about the consequences that such actions may have on the Company.

6.4. Major and interested-party transactions shall be considered and approved by the respective governing bodies of the Company – General Shareholders' Meeting or the Board of Directors – prior to their consummation.

6.5. To protect the interests of shareholders and other persons concerned reorganization and liquidation of the Company shall be done in accordance with the procedure established by the law of the Russian Federation.

7. Disclosure of Information about the Company

7.1. The goal of disclosure of information about the Company is to provide accessible, regular and reliable information to all interested parties to enable them to make informed decisions regarding participation in the Company or actions that can affect financial and business operations of the Company.

7.2. The main principles of information disclosure include its availability on a regular and timely basis, accessibility to most shareholders and other interested parties, reliability and completeness, a reasonable balance between the Company's transparency and its commercial interests, its neutrality – i.e. the satisfaction of the interests of certain groups of recipients in preference to other groups is unacceptable.

7.3. The Company should not avoid disclosing negative information about itself if such information is essential for shareholders or potential investors.

7.4. The information about the Company shall be disclosed on the basis of the internal document approved by the Board of Directors, which contains a list of items subject to disclosure (in addition to those items requiring disclosure by law), as well as rules for their disclosure.

7.5. The information policy of the Company shall be aimed at regular and full information exchange between shareholders, other interested parties and the Company by means of modern communication facilities and mass media including electronic information distribution channels. The Company shall hold regular meetings with investors and shareholders of the Company, press conferences, publish information about the Company in mass media and disclose information about the Company through the Company's website in the Internet with registered domain name http://www.stcompany.ru.

7.6. The Company shall publish on its website the text of its Charter and amendments thereto, quarterly reports, prospectuses on securities emission, audit reports, information on material facts as well as information with respect to General Shareholders' Meetings and important resolutions of the Board of Directors, dividend policy, authorized capital structure, the Board of Directors, the Management Board, Director General, branches of the Company, affiliated and controlled companies, Auditor of the Company, Registrar of the Company, number of independent directors in the Board of Directors and their names, credit ratings and corporate governance scores of the Company and the following internal documents;

7.6.1. Regulations on the procedure for conducting the General Shareholders Meeting of the Company;

7.6.2. Provisions on the Board of Directors;

7.6.3. Provisions on the Management Board;

7.6.4. Provisions on the Auditing Commission;

7.6.5. Provisions on Dividend Policy;

7.6.6. Provisions on the Corporate Secretary and the office of the Corporate Secretary;

7.6.7. Provisions on the Committees of the Board of Directors;

7.7. For the purpose of information disclosure the Company shall annually submit its annual report to shareholders and investors. The annual report shall contain information necessary to enable shareholders to evaluate the results of the Company's operations for the year. The annual report shall cover the most important matters related to the Company's operations including:

- position of the Company in the industry;
- attainment of the strategic objectives of the Company;
- annual results: actual vs planned;
- priority trends of the Company's operations;
- report of the Board of Directors on the development results of the Company in priority trends;
- prospects for the Company's development (sales, productivity, market share, income generation, profitability, debt/equity ratio);
- relations with competitors;
- report on payment of declared (accrued) dividend on the Company's shares;
- description of the key risk factors related to Company's operation;
- a list of major transactions, effected by the Company in the year under report, recognized as such according to the Federal law "On Joint -Stock Companies" as well as other transactions which pursuant to the Charter of the Company need to be approved in accordance with the procedure established for major transactions, stating the essential conditions for each transaction and the Company's governing body that took the decision to approve such a transaction;
- a list of interested-party transactions, effected by the Company in the year under report, recognized as such according to the Federal law "On Joint -Stock Companies", stating interested party (parties), essential conditions for each transaction and the Company's governing body that took the decision to approve such a transaction;
- composition of the Board of Directors, including information on changes in the composition that took place in the year under report, brief CVs of the members of the Company's Board of Directors and ownership of the Company's shares during the reporting year;
- information about the Director General and members of the Management Board of the Company including their brief CVs and ownership of the Company's shares during the reporting year;
- amount of remuneration (compensation of expenses) payable to the Director General, each member of the Management Board and the Board of Directors and criteria for its determination, or total amount of remuneration (compensation of expenses), paid or to be paid to these persons on the basis of the results of the year under report;

- report of the Auditing Commission of the Company and opinion of the independent auditor of the Company;
- information on the observance by the Company of the Corporate Governance Code.

7.8. Financial accounts of the Company shall be accompanied by a detailed comment to help a reader to interpret correctly the Company's financial results. Financial information shall be augmented by comments and statements of the management of the Company.

7.9. Taking into account the necessity of maintaining the balance between the Company's openness and the need to protect its interests, the Board of Directors shall approve an internal document which specifies the list of items constituting a trade or official secret (confidential information), criteria for considering information as confidential and establishes the access procedures. The Company shall take measures to protect confidential information. The information obtained by employees and members of the governing bodies of the Company during execution of their duties shall not be used for private purposes.

7.10. The Company undertakes to monitor regularly members of the Board of Directors, executive bodies and other employees of the Company for compliance with applicable provisions of the existing legislation and special requirements imposed by internal documents of the Company to prevent emergence of conflicts of interest and minimize misuse during the use of insider information. The results of such monitoring shall be considered at the meetings of the Board of Directors and by its Corporate Governance Committee. On the basis of the results of the monitoring the Company shall take measures on prevention and suppression of the mentioned actions.

8. Supervision of Financial and Business Operations of the Company

8.1. The system of supervision of the financial and business operations of the Company is designed to foster the trust of investors in the Company and its governing bodies. The main purpose of this supervision is to ensure adequate protection of shareholders' investments and the assets of the Company.

8.2. The supervision of financial and business operations of the Company shall be carried out by the Board of Directors of the Company and its Audit Committee, the Auditing Commission of the Company, Internal Audit Department of the Company performing functions of internal control. Audit and validation of the Company's annual financial accounts shall be performed by an independent auditor.

8.3. The system of supervision of the financial and business operations of the Company calls for accurate performance of a financial and business plan approved by the Board of Directors.

8.4. The internal control procedures shall be developed by the Management Board of the Company jointly with the Internal Audit Department performing internal control functions and with the Audit Committee of the Board of Directors of the Company.

8.5. The Internal Audit Department is structural subdivision acting independently of the executive bodies of the Company. The Internal Audit Department should be monitored in its activities by the Board of Directors directly. The functions of this structural subdivision, procedures for its operation and the appointment of its employees, eligibility criteria applicable to its personnel shall be provided by an internal document of the Company approved by the Board of Directors.

8.6. Approval of the internal document regulating procedures for the internal control over the Company's business and financial operations should be assigned to the Company's Board of Directors.

8.7. The use of the internal control procedures shall be the responsibility of the executive bodies of the Company.

8.8. The Audit Committee shall focus on three key aspects: financial reports, risk management, internal and external audit. This Committee shall include non-executive directors each possessing sufficient knowledge of financial matters. Its powers, composition, operation procedure and other matters shall be regulated by the Provisions on the Audit Committee of the Company's Board of Directors.

8.9. Pursuant to the Charter of the Company and the Provisions on the Auditing Commission, the

Auditing Commission of the Company shall perform annual and extraordinary audits financial and business operations of the Company, thereof opinions resulting from audits shall be presented to the Board of Directors and Director General of the Company.

8.10. Within its terms of reference the Auditing Commission shall exercise control over the Company's operations in the following areas:

- audit of financial and economic statutory documents of the Company including, if necessary, source accounting data;
- audit of the legality of the resolutions and actions of the Company's executive bodies including concluded contracts and effected transactions;
- control that the terms of the transactions effected by the Company conform to the terms of transactions effected under comparable conditions;
- analysis of the conformity of business and statistical accounting with current legal regulations;
- analysis of the financial standing of the Company, finding out the reserves for improving the Company's economic position;
- analysis of the timeliness and correctness of settlements with counteragents, budgets of various levels, shareholders and other Company's creditors;
- analysis of the settlements with the Company's debtors with regard to the timeliness and completeness of measures taken by the executive bodies;
- in other areas of the Company's operations within the terms of reference of the Auditing Commission.

8.11. For performing audit and presenting objective and complete information on the Company's activity the Company shall annually engage a professional auditor, not connected by property interests with the Company or its shareholders. The Company shall ensure periodic change of its external auditor. The amount of remuneration payable to the external auditor of the Company shall be disclosed to shareholders.

8.12. The Independent Auditor of the Company shall be appointed by the General Shareholders' Meeting on the basis of open tender by recommendations of the Board of Directors.

8.13. The auditor shall perform an audit of the financial and business operations of the Company in accordance with legal acts of the Russian Federation on the basis of the contract approved by the Board of Directors by recommendations of the Audit Committee of the Board of Directors.

8.14. Audit (inspection) of the financial and business operations of the Company shall be performed at any time upon request of a shareholder (shareholders) owning at least 10 percent of the Company's voting shares for all items within the competence of the General Shareholders' Meeting as of the date of presenting the request.

9. Dividends

9.1. The Company recognizes as important the receipt of dividends by shareholders as a certain return on their investments into shares and endeavors to establish a transparent and easy-to-understand mechanism for determining the amount of dividends and their payment.

9.2. The information about the Company's dividend determination and payment strategy is articulated in the internal document of the Company – the Provisions on Dividend Policy of the Company approved by the Board of Directors.

9.3. The Company shall inform the shareholders and other interested persons about its dividend policy and all amendments to it by publishing in the periodical "Rossiyskaya Gazeta" authorized by the Charter to announce General Shareholders' Meetings of the Company as well as on the website of the Company http://www.stcompany.ru.

9.4. The dividends declared by the Company may be paid both in monetary and non-monetary form in case the Company's General Shareholders' meeting takes the decision on payment of dividends in the

non-monetary form. The dividend payment procedure should ensure that shareholders could fully exercise their rights to receive dividends.

9.5. The dividends shall be paid by the Company within the time period fixed in the Charter of the Company and the resolutions of the General Shareholders' Meeting.

9.6. Dividend policy of the Company shall provide for special measures to eliminate a possibility of incomplete or untimely payment of declared dividends.

10. Resolution of Corporate Conflicts

10.1. Prevention and resolution of conflicts between the Company's bodies and its shareholders, or between shareholders, if such conflict jeopardize corporate interests (corporate conflicts) makes it possible to safeguard the rights of shareholders and protect the property interests and the business reputation of the Company.

10.2. The Company endeavors to ensure effective and timely prevention and identification of corporate conflicts at a very early stage of their development as well as fair resolution of corporate conflicts and due diligence of the Company's officers and employees.

10.3. Position of the Company in a corporate conflict shall be based on the law of the Russian Federation. The review and resolution of corporate conflicts by the bodies of the Company shall be realized within the scope of their authority. The Corporate Governance Committee of the Board of Directors shall coordinate the work of the Company's bodies on resolution of corporate conflicts.

10.4. The Corporate Secretary of the Company shall play a key part in detection of corporate conflicts, collection and analysis of source information and initiation of corporate conflict resolution procedure.

10.5. For the purpose of resolving corporate conflicts related to issues, which are within its authority and authority of the Company's executive bodies, the Board of Directors of the Company may form a temporary committee for resolution of corporate conflicts.

10.6. If the corporate conflict that may affect interests of the Company itself or other shareholders arises between the Company's shareholders, then the Company's body which is tasked to examine the dispute in question shall determine whether this dispute jeopardizes the interests of the Company itself or other shareholders as well as whether the said body's mediatory effort may help resolve the corporate conflict.

10.7. Subject to the consent of shareholders who are the parties of the corporate conflict, the Company's bodies or their members may can participate in negotiations between the shareholders, provide the shareholders with available information and documents related to the conflict, explain provisions of the law and the Company's internal documents, give advice and recommendations to the shareholders, prepare draft documents on the conflict resolution to be signed by the shareholders, and, on behalf of the Company and within their authority, make a commitment to the shareholders to the extent that they can help resolve the conflict.

11. Final Provisions

11.1. The Code shall become effective from the moment of its approval by the Board of Directors of the Company.

11.2. The Board of Directors of the Company shall consider the questions on observation of this Code at its meetings twice a year and publish its consideration results on the corporate website http://www.stcompany.ru.

11.3. The Company undertakes to perfect the given Code taking into account new standards of corporate governance in Russian and international practice as well as interests of shareholders, the Company and other interested parties.

11.4. The matters not regulated by the provisions of this Code shall be governed by the international agreements and contracts, active laws of the Russian Federation, the Charter of the Company and internal documents of the Company.

12. Application of the Code

12.1. For the purpose of execution of the provisions of this Code the Company shall publish the Code as a separate document presented on the corporate website (http://www.stcompany.ru) and distributed at General Shareholders' Meetings.

12.2. The Corporate Governance Committee of the Board of Directors of the Company shall monitor the observance of the provisions of this Code in everyday operations of the Company.

12.3. The results of such monitoring shall be reflected on the Internet site of the Company.

12.4. The Company's shareholders, members of the Board of Directors, officials and other interested parties are required to report violations of this Code, which have become known to them, to the Corporate Secretary of the Company.